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03022606

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME N V Umicore

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3876 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 6/9/03

82-3876

umicore
materials for a better life


03 JUN -9 AM 7:21

Annual report 2002

ARLS
12-31-02

Annual report 2002

Contents


umicore
materials for a better life

Advanced Materials



Strategic Positioning

- World leader in cobalt and germanium products
- Provider of a wide range of specialty materials for various hi-tech industries
- Major recycling capability

Main Products

- Metal compounds and engineered powders
- Germanium compounds, substrates and lenses
- Thin film coatings

Main Markets

- Battery, industrial tool manufacturers, chemical and ceramics industries
- Space satellite, laser, infrared optics, electronics and telecommunications industries
- Recording and ophthalmic industries

Copper



Strategic Positioning

- Leading European copper producer
- Custom smelter and refiner. Producer of semi-finished products

Main Products

- Copper wire rod, oxygen-free rod
- Cakes and billets

Main Markets

- Cable and wire manufacturers; producers of copper pipes, tubes, sheets for numerous applications

Precious Metals



Strategic Positioning

- World's largest recycler of precious metals
- EU's leading refiner of silver, palladium and rhodium

Main Products

- Recovery of a range of metals including gold, silver, platinum, palladium, rhodium, tellurium, selenium, lead and bismuth

Main Markets

Recycling services for:

- Non-ferrous metals smelters and petro-chemical industry
- Original equipment manufacturers
- Collectors of used auto catalysts and electronic scrap

Zinc



Strategic Positioning

- World's leading producer of added value zinc products and the world's largest zinc recycler
- World number three in zinc smelting

Main Products

- Zinc alloys for die-casting and galvanizing
- Zinc chemicals
- Zinc sheets and building products

Main Markets

- Automotive industry and construction industry (commercial and domestic)
- Chemical and pharmaceutical industries

Message to the shareholders

Resisting in a tough environment

2002 proved to be an extremely challenging year for the metals and materials industry. We are proud that in this context, Umicore again produced a sound financial performance, providing a clear reflection of the company's strong competitive positioning and low indebtedness. In the absence of any economic recovery and against a backdrop of persisting low metal prices, Umicore maintained a pattern of market share gains and productivity improvements, which partly offset the adverse effects of external conditions, and generated strong cash flows.

Whilst earnings before interest and tax of € 98.7 million and the net result (before extraordinary items and inventory write-downs) of € 70.9 million represent a decline of respectively 31% and 35% versus 2001, we feel that these results compare favourably with those of most direct competitors. The strong performance of the precious metals division, not so long ago Umicore's problem child, was a particular source of satisfaction.

Preparing for future growth

In 2002 a number of significant investment programmes were either completed or approached completion. The expansion of our copper smelting operations was finalised during the year, while the strategically important leaching and electrowinning project in Hoboken, which will bring further flexibility to our precious metals recycling operations, remains on track to become operational in the first half of 2003. In advanced materials, we moved to double our production capacity for zinc powders in China. Also our Korean plant, producing lithium cobaltite for rechargeable batteries, will see a doubling of its capacity in 2003 to support a growing customer base.

Our commitment to continued innovation, as the means to gain distinct competitive advantage, was undiminished. Total R&D spending was maintained at a level of more than € 30 million.

During 2002, we were also able to complete seven acquisitions, each with a very specific strategic fit. Some of them have given us access to new technological capabilities, others have extended our geographical reach and product range. All constitute additional platforms for future growth.

Tackling structural issues

The prolonged period of low prices for many metals and the absence of a global recovery in 2002 are leading to structural shifts in the competitive environment.

The zinc industry continued to operate in a particularly depressed climate, inducing many industry players to reconsider their operational configuration. Some of them reduced their output temporarily during 2002, whilst in early 2003, two smelters in Europe announced their definitive closure. Also, in China, which had seen significant capacity expansion in previous years, a number of large producers were forced to cut back their output. This long overdue reduction of smelting capacity should hasten a return to more normal market conditions.

Umicore itself also addressed a number of structural issues in its zinc operations by reorganising the thermal refining activities in Overpelt, leading to a reduction of output of 30,000 tonnes per annum. We have exited the production of zinc calots in Belgium, these activities having been taken over by IEQSA, a Peruvian company in which we have taken a 40% stake. The restructuring of our European zinc oxide operations was completed during the year.

Umicore also took the initiative to explore the opportunities for consolidation within the European copper industry. Various options are presently being examined.

In the advanced materials business, many competitors were compelled by the harsh market circumstances to fundamentally re-assess their operations. This might create fresh opportunities for Umicore to grow its business.







Strengthening the foundations

Umicore pursued its practice of prudent financial management. Despite € 151 million of capital expenditure, a number of acquisitions and a measured continuation of the share-buy-back policy, we managed to reduce net indebtedness further, to only € 133 million. This provides Umicore with the financial muscle to seize new opportunities as and when they arise.

We also maintained our policy to hedge forward currency exposure to protect further income streams. As a result, all of Umicore's dollar exposure for 2003 and 2004, as well as part of 2005 are now hedged. This enchances earnings stability and shields Umicore from the current weakness of the US dollar.

Aiming for sustainable development

During 2002, Umicore continued to work on many fronts to operationalize the concept of sustainable development. The Group again made progress on its eight key medium-term environmental objectives, progress that will be reported fully in the 2002 Environment and Safety Report. Particular attention was devoted to expand the community involvement programmes around our main industrial sites. To this effect, Umicore also launched a specific community relations website as an additional communication tool with local communities.

We also participated in the establishment of the International Council on Mining and Metals, which has taken on a leadership role to achieve improved sustainable development performance for our industry worldwide.

Addressing the environmental legacy

During 2002, we reached major milestones in dealing with the historical environmental legacy associated with a number of our older industrial operations. It is our ambition to fully resolve these issues in the coming years and ensure that this heritage of previous generations is not passed on to the next.

In Pirdop, Bulgaria, we moved towards completion of a comprehensive rehabilitation programme, as was our commitment under the privatisation agreement with the Bulgarian authorities. This project has, in the meantime, become a model for addressing clean-up issues in former eastern bloc countries.

In Belgium, Umicore has made significant progress in the definition of the measures needed to remediate the historical pollution around our five plants. We are working hard to reach a breakthrough in these complex issues with all relevant authorities. Umicore has taken a voluntarist stance and will continue to push for a swift and comprehensive resolution to this matter.

Communicating with enthusiasm

Another priority for Umicore has been to continue its active communication policy both internally as well as towards external stakeholders. We have now firmly established the Umicore name and have endeavoured to strengthen its association with our mission to create "materials for a better life".

In the course of the year, we were gratified to receive a number of awards. Our Environment and Safety Report was recognised as the best in Belgium; we received a prize for the best business-to-business communication for our campaign to support the name change in 2001, and the Belgian association of financial analysts awarded Umicore the prize for best financial communication in 2002.

This outside recognition underscores Umicore's commitment to communicate with all its stakeholders in a straightforward and transparent way. It also reflects a successful transmission of the enthusiasm shown by Umicore's staff in approaching our common goals.

Undoubtedly 2003 will be yet another extremely challenging year for most of our businesses. We feel convinced however that the combination of professionalism and prudence, allied with this enthusiasm and belief in our prospects and potential will make Umicore a stronger company yet again in the year ahead.

Thomas LEYSEN
Chief Executive Officer

Karel VINCK
Chairman

Key figures

(€ million)	1998	1999	2000	2001	2002
Turnover	3,449.0	3,180.2	3,834.7	3,511.2	3,172.1
Added value	534.8	566.8	657.1	641.6	602.2
EBIT	(16.7)	88.5	175.9	143.7	98.7
EBITDA	134.3	207.5	307.8	276.3	237.7
Net consolidated profit (loss) Group share	(51.2)	69.3	136.1	116.0	48.4
Net consolidated profit (loss) before extraordinary items, Group share	(38.0)	60.2	140.0	105.2	68.3
Net consolidated profit (loss) before extraordinary items and inventory write-downs, Group share	(3.5)	61.3	140.0	108.5	70.9
Net consolidated profit (loss) before extraordinary items, inventory write-downs and goodwill amortisation, Group share	6.3	69.7	152.8	117.3	79.4
Capital expenditure	143.9	80.4	111.0	178.1	152.1
Cash flow before financing	(77.8)	175.2	192.3	85.7	160.0
Consolidated net financial debt	515.9	334.7	184.3	261.5	132.9
Capital employed (end of period)	1,634.3	1,508.3	1,464.8	1,514.7	1,322.1
Total shares outstanding	25,617,515	25,617,515	25,617,515	22,600,000	22,600,000
Workforce at end of period (Padaeng included as from 2001)	**8,613**	**8,065**	**7,892**	**8,987**	**9,089**
EPS declared (€ per share)	(2.00)	2.70	5.31	5.13	2.14
EPS adjusted	(1.48)	2.35	5.47	4.65	3.02
EPS adjusted before inventory write-downs	(0.14)	2.39	5.47	4.80	3.14
EPS adjusted before inventory write-downs and goodwill amortisation	0.25	2.72	5.97	5.19	3.51
Net debt / Equity (end of period)	54%	32%	16%	23%	12%
Return on capital employed (ROCE)	(0.6%)	6.0%	11.7%	9.5%	6.6%

Definitions have been included in the glossary p.40

EPS


(in €)
6
5
4
3
2
1
0
-1
-2
1998 1999 2000 2001 2002

EPS declared

EPS adjusted before inventory write-downs

Contributions to EBIT[(1)]
Full year 2002



- Advanced Materials **14%**
- Synthetic Diamonds **12%**
- Copper **8%**
- Precious Metals **42%**
- Zinc **17%**
- Technology & Services **7%**

(1) Before corporate costs and inventory write-downs

Contributions to EBIT

(€ million)	1998	1999	2000	2001	2002
Advanced Materials	27.3	9.2	22.8	32.8	17.8
Synthetic Diamonds [1]	12.9	8.6	17.4	13.8	15.1
Copper	11.2	1.7	25.0	13.0	9.7
Precious Metals	(62.4)	(0.3)	30.6	50.3	52.5
Zinc	49.9	84.0	88.8	51.8	21.2
Technology & Services	0.4	2.4	10.1	7.8	8.2
Inventory Write-Downs [2]	(34.5)	(1.1)	0.0	(4.6)	(4.2)
Corporate and Other Activities	(21.5)	(16.0)	(18.8)	(21.2)	(21.5)
Total [3]	**(16.7)**	**88.5**	**175.9**	**143.7**	**98.7**
including Group share in operating profit (loss) from equity consolidated companies (Megapode and Padaeng)	4.9	15.8	25.9	22.4	21.0
[1] Diamant Boart included until 31 December 1998					
[2] Related to cobalt in 2001, to zinc and cobalt in 2002					
[3] After goodwill amortisation	9.8	8.3	12.8	8.8	8.5

Share price evolution



175
150
125
100
75
(Base 28/12/2000 = 100)
J F M A M J J A S O N D J F M A M J J A S O N D J F
2001
2002
2003
Umicore performance versus BEL 20
Umicore performance versus Dow Jones Non-Ferrous Metals Index (currency adjusted)


Zinc recycling volumes
('000 tonnes)
200
180
160
140
120
100
80
60
40
20
0
1999 2000 2001 2002 2003
target


Sales of Zinc Added Value Products
('000 tonnes)
600
500
400
300
200
100
0
1999 2000 2001 2002 2003
target
Zinc fine powders + Zinc oxide
Building products
Special alloys - die-casting
Special alloys - galvanizing

Growth

At the end of 1999 Umicore set out a specific series of four-year growth objectives:

> Doubling the size of the Advanced Materials business
> Increasing the added value and recycling volumes in the zinc business by 50%
> Consolidating the world leadership position in precious metals recycling
> Realising the potential of the copper business.

Advanced Materials

In Advanced Materials, sales volumes of cobalt products returned to their growth track in 2002 and increased by 26% compared with 2001. Nevertheless, the low cobalt price during the year weighed on growth in turnover. The development of a new range of engineered powder products and the decision to double the production capacity for zinc powder in Shanghai to meet the growing Chinese demand for primary batteries were notable internal growth initiatives in 2002. Further market share growth is expected in cobalt in 2003.

For germanium products the situation was marked by the crisis in the telecommunications sector. This was the major factor in the 35% reduction in sales volumes. Umicore was, however, able to increase its market shares in certain germanium markets, particularly for germanium tetrachloride, and 2003 should see resumed volume growth in sales of germanium products in general.

The new Thin Film Products business which was created as the result of the acquisition of Unaxis Materials AG and Arconium provides the Advanced Materials business with an additional building block for future growth.

Zinc

The Zinc business continued to make progress in the area of recycling and added value products. Sales of added value products were flat year-on-year but the various acquisitions made by the business during the year provide a solid footing for further growth in 2003. Other, internal, growth initiatives are also underway.

Despite the decision to modify the feed of the thermal refining operation, the proportion and overall level of secondary feed increased compared with 2001. This was partly due to increased production from secondary feed in Umicore's smelters and in oxide and fine powders but also the acquisitions of GM Metals and Rezinal which have a strong focus on recycling.

Precious Metals

The copper leaching and electrowinning project at Hoboken is nearing completion. When this facility comes on stream in 2003 it will further enhance the efficiency and flexibility of Umicore's Precious Metals operation. Strategic plans were also drawn up during 2002 in order to further develop Umicore's presence in the recycling market for end-of-life products. This is an area that is set to grow considerably - particularly in Europe - reflecting the current legislative trend. The supply of electronic scrap, for example, should increase in the coming years as a result of the EU WEEE directive that was voted through in 2002.

Copper

The completion of the modernization programme at Pirdop brought a fundamental improvement to the operations of Umicore Copper. Production of anodes increased in the second half of the year and annual capacity has now been increased to the stated target of 210,000 tonnes. Improvements are also expected in 2003 when the leaching and electrowinning plant at Hoboken comes on stream. This will free up capacity and improve efficiency at the Olen refinery. Despite the negative market backdrop the business was able to increase its share of the European wire rod market in 2002.

Overall the copper business is still far from realising its potential and reaching its 12% ROCE target. Part of the shortfall will be made up through a return to normal market conditions but this is not expected for 2003. The remainder of the necessary improvements will need to come from industry consolidation; Umicore is exploring a number of options and a specific joint strategic study with Lamitref Industries was initiated in this respect.

Acquisitions

In Advanced Materials, the integration of Unaxis Materials AG (Liechtenstein) and Arconium (USA) into the new Thin Film Products business unit provides Umicore with a strong base to develop leadership positions in various markets for thin film coatings. The acquisition of Pacific Rare Metals in the Philippines established further possibilities in terms of new products and extended geographical reach for Umicore's cobalt-based chemicals. Additional acquisition opportunities will be explored in 2003, in line with the overall growth target and strategy of Advanced Materials.

In Zinc, the acquisitions of Fuhong (China), GM Metals (France), 50% of Rezinal (Belgium) and Strub (Switzerland and Slovakia) are in line with Umicore's strategy of focusing on added value products and recycling. They provide the Group with openings in new markets and synergies with Umicore's existing zinc operations.

Scanning for new acquisition opportunities remains a management priority for 2003. The difficult situation prevailing in many of Umicore's markets in 2002 is likely to persist into 2003 and present Umicore with additional opportunities. Umicore's strong balance sheet means that the Group is very well placed to play an active role in acquisition and consolidation activity in the sectors in which it is present.

Geographical Spread of Umicore's Workforce



- Belgium 47%
- France 16%
- Bulgaria 11%
- Other Europe 6%
- North America 3%
- Asia 15%
- Other Countries 2%

People

Umicore strives to create an environment for all its employees which reflects its desire to be considered as an employer of choice in all the countries in which the company is present. By devolving decision making wherever practical away from the corporate headquarters towards the operational units, Umicore aims to engender an entrepreneurial spirit that is reinforced and channelled by a wide array of training programmes available at all levels within the Group.

Umicore's total workforce increased slightly during the course of 2002 to 9,089. This net increase was due to the acquisitions that took place during the year in the Advanced Materials and Zinc businesses. However, this was offset to a large degree by workforce reductions in several of Umicore's operations notably following the expansion and modernization investments at the copper smelting facility in Pirdop.

During 2002 particular emphasis was placed on succession planning which was part of the Management Potential Review Process carried out through the year. The various results of the 2001 Group-wide Employee Satisfaction Survey were processed and action plans developed. For the Belgian operations eleven specific plans were developed with emphasis on communication, training and development and employee feedback.

Internal assessment focused on Business Excellence

In keeping with Umicore's quest for Business Excellence and using the EFQM model (European Foundation for Quality Management) as a benchmark, 55 internal assessors were selected from around the Group to review the case descriptions of the company's business units, functional units and corporate departments. Following the review, different areas for improvement were identified as well as those areas that could be considered best practice. The process proved to be an excellent learning experience for the assessors themselves who were able to analyse the workings of a different unit and transfer the knowledge gained to their own place of work.

Total workforce	31.12.2001	31.12.2002
Belgium	4,413	4,320
France	1,407	1,460
Bulgaria	1,297	1,019
Other Europe	497	563
North America	239	244
Thailand	764	765
Other Asia	244	564
Other countries	126	154
Total	**8,987**	**9,089**

Industrial relations

In 2002, the company continued to strive for operational excellence and improved productivity at all of its sites. Improvements in productivity are essential to ensure the long-term viability of any business and shall be achieved, to the maximum extent possible, within the context of an open dialogue between the company, workers' representatives and the relevant authorities.
Although strikes took place at two of Umicore sites during the year (Overpelt, Belgium, and La Ciotat, France) restructuring plans were settled between management and local union representatives. These plans placed an emphasis on providing re-employment opportunities for the affected workers, including outplacement services and support in setting up small businesses.

Community relations

In the bigger industrial sites, responsibility for the whole range of different community relations initiatives rests with the site management. This ranges from environmental remediation work to a host of activities aimed at fostering closer links with the respective local communities through transparent communication and various support initiatives. Of particular satisfaction during 2002 was the granting to the Pirdop copper plant of the Award for the Best Regional Sponsorship Programme in Bulgaria by the National Association of the Municipalities (NAMRB). Umicore was also nominated for an award by the Flemish Green Party (Agalev) in Olen in recognition of the company's proactive approach to environmental issues and local communications at the company's Olen site.

The details of the programmes set up at Umicore's major sites can be viewed on the community relations website that was set up during 2002 and which can be accessed via the Group homepage.


R&D Expenses
30
25
20
15
10
5
0
€ million
1998 1999 2000 2001 2002
Umagine
Decentralised gross R&D expenses
Centralised gross R&D expenses

Innovation

Innovation: a core value

Innovation is considered as one of the key values of Umicore and a driving force in realizing the growth aspirations of the company. Within the strategic development plans of each business unit a number of specific projects are underway which are referred to in the business reviews. Besides these business unit-related projects additional efforts are channeled into the development of new products for new markets adjacent to the ones Umicore already serves. In this way Umicore is best able to benefit from and add to its specific competencies.

Umagine on stream

The Umagine programme, designed to stimulate and foster innovation in Umicore has, during the past years, selected a number of business ideas to be investigated in more depth. Some of these have been brought to business plan level and incorporated into the organization. Interesting areas of development have now been identified where Umagine teams will focus most of their efforts in the coming months and years.

Central R&D

The central R&D department plays a crucial role in the technological support of innovation projects. The central R&D competencies are focused on metallurgical processes for refining, recycling and transformation of non-ferrous metals into added value products. Umicore's world class know-how in this field is built on long experience and a specialized staff of 150.

The central R&D portfolio consists of 2 groups of projects:

> 70 % of the total budget is used to support the business plans of the units. Major developments are in the area of process research to improve the performance of the refining activities of the zinc, copper and recycling operations of the Group and to develop new technologies for the future. In addition to economic performance, sustainability is an important topic in light of increased awareness of the limited availability of high-value materials and of the influence of non-ferrous metals on different environmental and ecological parameters. Building on historical competencies, this part of the portfolio is shifting gradually to more product and service oriented developments in line with a more added value based strategy.

> The remainder of the budget is centrally managed and is primarily for supporting the Umagine initiatives.

Recycling of non-ferrous metals is one competence area that offers new opportunities and is fully compatible with Umicore's vision on sustainability and service to its customers. Another area of great interest is metal and ceramic powders. Umicore has accumulated significant competencies in powder metallurgy through the existing business segments such as cemented carbides, powders for batteries and diamond tools. This technological platform creates opportunities in interesting market segments such as sunscreens, superconductors, fuel cells and others. Also, in the field of building products, room for greater innovation has become apparent and is being explored by different teams within Umicore.

Venture Unit

The Venture Unit continued its role as an incubator although the focus in 2002 was mainly on existing projects rather than on new ventures. The main projects involve the development of indium phosphide and silicon carbide substrates. The collaboration with the Polish Institute of Electronic Materials Technology (ITME) has resulted in the start-up of a production line with indium phosphide substrates now in qualification with customers. In silicon carbide the partnership with the European Space Agency included a grant for € 3.7 million. This will be used in the development of silicon carbide wafers for devices used in satellite telecommunications. The development of electronic powders in Canada has encountered delays related to the overall economic picture and the resulting reduction in demand. The costs of the different activities of the Venture Unit are distributed among the relevant business units.


Frequency rates
Number of accidents (with at least one lost day) per one million working hours


30
25
20
15
10
5
0
1998 1999 2000 2001 2002 2005 target


Severity rates
Number of real lost calendar days per thousand working hours
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
1998 1999 2000 2001 2002 2005 target

Environment, health and safety

Umicore's dedication to achieving excellence in terms of environment, health and safety (EHS) is part of the Group's overall commitment to the principles of sustainable development. This means that there is no compromise on occupational health and safety, that the Group strives to minimize its environmental impact and its use of natural resources such as water and energy and that continuous efforts are made towards reducing the impact of its products, services and historical legacy on the environment.

Umicore is committed to dealing with these issues in a transparent, responsible, accountable and proactive way in line with its Environment Charter.

Health & Safety

The responsibility for health and safety rests with site management where joint health and safety committees contribute to ensuring improvement in this area. At Group level Umicore has established yearly safety performance objectives that should position the company among the top performers in its sector by the end of 2005. In this respect Umicore has reported year-on-year improvements since 1997. Despite a fatality reported in January 2002, Umicore has been able to make further progress towards its safety objectives: in 2002 the frequency rate of 13 was down on the 2001 level of 15.5, while the severity rate fell from 0.47 to 0.45 (although this was short of the objective of 0.35).

Environmental Performance

Umicore measures environmental performance at all its operating facilities and compares progress against a set of objectives. Umicore uses Environmental Performance Indicators (EPI) to assess all relevant environmental data and also as a tool against which its eight, Group-wide environmental objectives are measured. This is complemented by a programme, implemented in 2002, to assess and provide information on any environmental risks that might be posed by any of Umicore's products. The entire process from collecting and processing EPI data to preparing the final Environment and Safety report is audited and verified by an external consultant.

The five main groups of environmental performance indicators (input, output, environmental management, societal and financial performance) that form the basis of the reporting system are collected for all sites in a standardised and quantifiable format. Progress continues to be made towards the Group's environmental objectives, notably air emissions, environmental certification and the use of fresh water. Specific data will be available in Umicore's 2002 Environment and Safety Report which is due for publication in June 2003.

Soil and groundwater rehabilitation

The processing of non-ferrous metals at Umicore's plants in Belgium, France and the Netherlands started over 100 years ago. Many production techniques used then would be unsustainable compared to today's standards, and resulted in soil and groundwater contamination. Over the years, Umicore has made great progress at some of its facilities for example in the Netherlands and in Bulgaria, where Umicore - in partnership with the World Bank and the Bulgarian Government - completed a major rehabilitation project at the Pirdop site.

The progress towards reaching a solution for remediation of historic pollution at Umicore's Flemish sites began in 1997 with the signing of a covenant between the company and the Flemish Government. Since then much progress has been made on agreeing the level of risk and deciding on appropriate clean-up techniques. In certain cases the rehabilitation has already begun. Umicore remains committed to implementing a comprehensive rehabilitation programme for soil and groundwater contamination at these sites in collaboration with the relevant authorities. In addition to these initiatives the company also wishes to participate voluntarily in the clean-up of soil and groundwater around its Flemish plants, wherever there is a risk situation. For all these matters Umicore has already provisioned some € 20 million and also expects to set aside € 5-10 million a year for the next few years.

In 2002 the Flemish Government attached certain technical conditions to the declaration of conformity that had been made by independent experts assigned to carry out a soil study at Umicore's Flemish sites. An appeal against these conditions was rejected by the Flemish Environment Minister - a decision which Umicore has referred to Belgium's Council of State.

During 2002 a rehabilitation programme was agreed and started for the company's site at Angleur in Belgium - a programme which has been fully provided for in the 2002 accounts.

Public Policy

Umicore continues to be committed to active participation in the regulatory arena within Eurometaux and with different commodity associations such as the International Zinc Association and International Copper Association. Umicore also joined a dozen of the world's leading metal and mining companies in support of the International Council on Mining and Metals (ICMM). Umicore is a signatory of the ICMM's Sustainable Development Charter.


umicore
① Belgium > Hoboken
Belgium > Olen
Belgium > Overpelt
② Canada > Fort Saskatchewan
③ Canada > Leduc
④ China > Shanghai
⑤ France > Acigne
⑥ Korea > Cheonan
⑦ Liechtenstein > Balzers
⑧ Philippines > Subic
⑨ South Africa > Roodepoort
⑩ Taiwan > Hsinchu Hsien
⑪ UK > Dundee
⑫ UK > Stevenage
⑬ USA > Arab
⑭ USA > Boston
⑮ USA > Laurinburg
⑯ USA > Nashua
⑰ USA > Providence







1| Germanium substrates for space solar cells offer the best power-weight combination for satellites.

2| Umicore is a world leader in coating materials for optical data storage applications such as DVDs.

3| Cobalt-based compounds power the world's laptops and mobile phones.

Advanced Materials

Key Figures (€ million)

	1998	1999	2000	2001	2002
EBIT	27.3	9.2	22.8	32.8	17.8
EBITDA	39.9	28.1	46.7	56.8	39.9
Added value	82.8	88.6	106.6	117.7	101.9
Turnover	363.2	358.3	434.5	364.8	354.6
Average capital employed	204.7	212.1	226.9	232.6	239.6
ROCE	13.3%	4.3%	10.0%	13.8%	7.2%
Capital expenditure	33.8	11.4	27.0	33.9	18.8
Workforce at end of period	**1,105**	**965**	**1,034**	**1,100**	**1,383**

Synthetic Diamonds

	1998	1999	2000	2001	2002
Equity contribution	10.5	16.0	11.9	9.4	15.6
Operating profit (loss)	n/a	n/a	21.3	17.6	20.6
Financial income (charge)	n/a	n/a	0.6	(1.1)	(0.1)
Extraordinary profit (loss)	n/a	n/a	(8.1)	(6.3)	(3.8)
Taxes	n/a	n/a	(1.9)	(0.8)	(1.1)
Goodwill amortisation and other	(4.7)	(4.4)	(4.0)	(4.0)	(5.5)
Net contribution	5.8	11.6	8.0	5.4	10.1

The Advanced Materials business group produces high-purity metals, alloys, compounds and engineered products for a wide range of applications and is the world leader in cobalt compounds and germanium products. The business group is divided into three business units: Cobalt & Energy Products; Electro-Optic Materials and Thin Film Products. Advanced Materials also contains a specialist Venture Unit devoted to identifying and nurturing new business opportunities and projects. Umicore's synthetic diamond activities - a joint venture with Element Six - are reported alongside Advanced Materials due to market similarities between the two operations.

A primary aim for the Advanced Materials business group is to further improve its ability to develop new products and applications with a rapid transition from the development stage to production and marketing. Advanced Materials also seeks to maximize the recycling and re-use of scarce metals. Minimizing waste and the recovery and reprocessing of used or intermediate waste products are central to the aim of developing a closed loop business model.

Sales by Business Line



- Engineered powders **38%**
- Rechargeable Batteries **21%**
- Primary Batteries **24%**
- Ceramics and Chemicals **17%**

Geographical Breakdown of Sales (Cobalt & Energy Products)



- Africa **2%**
- America **19%**
- Europe **28%**
- Japan **21%**
- Other Asia **30%**

Sales Trends of Zinc Powders
(Units of metals sold in 1998 = 100)


250
200
150
100
50
0
1998 1999 2000 2001 2002

Umicore, via its subsidiary Sibeka (80% Umicore, 20% De Beers), holds a 50% stake in Megapode, the world's leading producer of industrial diamonds. Megapode's production is marketed by Element Six (formerly De Beers Industrial Diamonds), Umicore's partner in Megapode. The company has an extensive range of products including carbide-backed polycrystalline diamonds (PCD) and polycrystalline cubic boron nitrate (PCBN) composites for cutting and polishing tools and for mining, drilling and machining applications. The company has processing and manufacturing facilities in Ireland, Sweden, South Africa and the United Kingdom.

Market Overview

The difficult situation in the telecommunications sector and the general economic slowdown affected several businesses during 2002. This was particularly the case in terms of demand for germanium products for fibre optics. In contrast, there was an increase in overall demand for cobalt-related products. However, even in those segments affected most severely Umicore was able to further develop its market positions and in certain areas record significant market share gains.

The business group recorded an operating profit of € 17.8 million, a decrease of 46% on 2001 but a satisfactory performance given the market backdrop.

Cobalt & Energy Products

In 2002, the markets for Cobalt & Energy Products experienced mixed fortunes. The reduced activity in end-user sectors such as construction and automobile manufacture resulted in lower demand for engineered powders and related products. In contrast, the markets for batteries - both rechargeable and primary - were generally positive with demand for mobile phones and other applications picking up after a tough year in 2001. The refining activities of the business unit continued to suffer from the low price of cobalt which persisted throughout the year.

Engineered powders - a weak market

The Engineered Powders business was hit particularly by the fall in demand for hard metals tools related to sectors such as automobiles and brown goods. Volumes and premiums were lower than for 2001. The situation showed some signs of improvement during the second half of 2002 with a rebound in Asia. The poor performance of the hard metals sector was compensated to some extent by the buoyancy of the diamond tools sector, although demand for diamond-related products started to weaken towards the end of the year. The exception was China where volumes were up for both hard metals and diamond tools.

Market acceptance for Umicore's products remains very high, with the company retaining its reputation for technical leadership in the markets it serves. Two newly developed products have received very good feedback and industrial volumes were supplied to the market. A strategic alliance was forged with the world's largest tungsten carbide manufacturer involving the recycling of hard metals scrap.

Rechargeable batteries - a pick-up in sales volumes

The situation in the rechargeable batteries sector improved gradually during 2002 driven by a pick up in demand for end-user applications such as mobile phones. Overall volumes of cobalt oxide recovered to the previous highs of 2000 but prices remained much lower. The Chinese market was notable for its rapidly growing demand for lithium ion batteries, with approximately 5 million mobile phones sold per month. The performance of the lithium cobaltite plant in South Korea was encouraging, with progress made towards qualification of new products. The business aims to be the leading supplier of cobalt-based battery materials to the Chinese and South Korean markets.

Sales Trends
of Cobalt Products
(Units of metals sold in 1998 = 100)


200
150
100
50
0
1998 1999 2000 2001 2002

Significant efforts continue to be made in terms of research and development of the new generation of battery materials.

Nickel hydroxide sales were disappointing as customers continued to shift to other technologies such as lithium ion. This caused overcapacity in the nickel hydroxide market, a situation exacerbated by the aggressive growth of cheap Chinese manufacturers.

Primary batteries - gaining market shares in Asia

Although the growth in the primary battery markets was slower than in previous years, Umicore's facilities operated at close to full capacity throughout the year with sales volumes at expected levels. A breakthrough was made in the Asian market thanks to Umicore's presence in China and the decision has been made to double the capacity at the Shanghai production facility. Technically, Umicore's zinc powders remain the products of choice in this sector. A decision was also made to discontinue the production of zinc calots for zinc carbon battery applications.

Sales Trends
of Germanium Products
(Units of metals sold in 1998 = 100)


250
200
150
100
50
0
1998 1999 2000 2001 2002

Ceramics and Chemicals - a successful international strategy

The Ceramics and Chemicals business continued to perform well in a lacklustre market. Benefit was derived from an increased range of products, improved geographical reach brought about by the production facilities in the US (acquired in late 2001) and the Philippines (67% stake in Pacific Rare Metals in Subic) and an aggressive defence of market positions. The plant in the US performed well from a technical point of view but within the context of a difficult US market. Pressure on prices in nickel sulphate was evident during the year with the market in oversupply as the result of a capacity increase from one of Umicore's main competitors.

Reorganization for 2003

In order to prepare for further growth and to increase focus on specific market segments, the Cobalt & Energy Products business unit has, from the beginning of 2003, been split into two separate units. Engineered Metal Powders will comprise the engineered powders and primary batteries businesses while Specialty Oxides and Chemicals will contain the ceramics and chemicals activities along with the rechargeable batteries business.

Electro-Optic Materials

Sales by Business Line



- High-Purity Chemicals **28%**
- Optics **34%**
- Substrates **38%**

The situation in the markets served by Umicore's Electro-Optic Materials business was dominated by the extreme difficulties encountered in the telecommunications sector. Reduced consumption of germanium, primarily for use in optical fibres, resulted in the germanium price falling by 40% during the course of the year. Other markets remained stable compared with 2001.

Declining market in optical fibres

In High-Purity Chemicals the pronounced deterioration in the market for germanium tetrachloride in 2002 was the result of the substantial reduction in demand for optical fibres in the US and Europe - Umicore's main markets. Customers reduced their orders more than the overall decline in demand for fibre optic cables might suggest. This was because most of the germanium tetrachloride used in manufacturing new cable was already held in stock. Parts of customers' installations were also emptied of germanium tetrachloride, thereby amplifying the market drop. Consequently, deliveries were down by more than 50% on the levels of 2001. However, Umicore was able to record significant market share gains in these difficult circumstances. Good levels of germanium dioxide deliveries were not nearly enough to offset the situation in germanium tetrachloride.

Geographical Breakdown of Sales
(Electro-Optic Materials)



- Africa/Middle East **1%**
- Asia/Australia **21%**
- Europe **30%**
- North America **48%**

Optics - reduced demand for finished products

The market in Optics was characterised by increased levels of competition linked to the drop in sales for optical fibre applications. Sales levels remained stable at the levels of 2001 but premiums for infrared materials were under pressure. The economic downturn led to reduced demand for finished laser optics and coatings for telecom applications. However, the laser optics business did benefit from its first deliveries to original equipment manufacturers (OEMs). Orders continued to come in for Umicore's chalcogenide glass product for future high volume applications such as night vision systems for cars.

By harnessing internal synergies, Umicore Optics is now able to provide a design, polishing and coating service to its customers for its optical products - both thermal imaging and laser related.

Substrates - germanium remains the material of choice

Deliveries of germanium substrates used in solar cells for satellites remained at the high levels of 2001. Umicore's wafers provide the best solution for those satellites requiring high levels of electrical power combined with minimum weight of the solar panel. Ongoing research work is focusing on the development of the next generation of substrates for space solar cells - in collaboration with the European Space Agency (ESA) - and on the exploration of the potential of germanium as a substrate for electronic and opto-electronic applications.

Geographical Breakdown of Sales
(Thin Film Products)



- America **21%**
- Asia **33%**
- Europe **43%**
- Other **1%**
- South America **2%**

Thin Film Products

2002 saw the creation of a new business unit within the Advanced Materials business group. This involved the combination of some of the existing specialty materials activities as high-purity cobalt with the newly acquired businesses of Unaxis Materials AG (based in Balzers, Liechtenstein) and Arconium (located in Providence, USA). The more commodity oriented product lines that were previously part of Umicore's specialty materials business - selenium, tellurium and certain indium products - are now part of Umicore Precious Metals while the high-purity cobalt and cadmium telluride activities remain within Thin Film Products. The creation of the new business is an important step in Advanced Materials' growth strategy and is set to provide opportunities in the development of downstream activities, most notably in the area of thin film technology - coating materials for applications such as optics, optical data storage, electronics and displays.

The integration of the new acquisitions and the development of a strategic plan were the main priorities during 2002.

Unaxis Materials AG, a leading supplier of materials for physical vapour deposition (PVD) applications was successfully integrated and even exceeded expectations. It was consolidated from the beginning of 2002. Products for optical data storage applications (coating materials for CDs, CD-Rs and DVDs) experienced strong growth despite the general economic slowdown. This more than offset the downturn in the optics and electronics businesses.

Continuous efforts are being made to develop new products in collaboration with equipment manufacturers and customers. Optical data storage is driven by the strong demand for and development of new CD and DVD formats. In optics, the driver has been the ophthalmic and precision optics industries whereas sales in telecom components (DWDM filters) were below expectations. In electronics the impact of the downturn in the equipment sector was limited, with sales in line with 2001.

The integration of Arconium, a leading manufacturer and supplier of indium-based products has been making good progress. It was consolidated from the beginning of June and will spearhead the development of downstream markets for indium.

Sales per Application



- Electronics **28%**
- Optical data storage **38%**
- Optics **21%**
- Other **13%**

Sales Trends
of Synthetic Diamonds
(Kg sold in 1998 = 100)


200
150
100
50
0
1998 1999 2000 2001 2002

Synthetic Diamonds

Volumes of synthetic diamond sales increased by 28% during 2002. This was due to a combination of market share gains in traditional market regions, successful entry into new markets and increased substitution of conventional abrasives by synthetic diamond. The reason for the product substitution has been the continued reductions in synthetic diamond prices due to both productivity gains by producers and intense competition. Lower prices have placed synthetic diamond within reach of a new range of industrial consumers. Although the price erosion led to a 13% drop in Megapode's revenues, profitability was maintained by cost-cutting and productivity improvements. The extraordinary charges incurred in implementing this programme were also significantly lower than in 2001.

Advanced Materials Outlook

In Cobalt & Energy Products the market for both rechargeable and primary batteries is set to keep strengthening in 2003 while the ceramics and chemicals business should benefit from the introduction of a new range of products. The situation in the engineered powders sector gives grounds for cautious optimism.

In Electro-Optic Materials the downturn in the telecommunications sector will continue to weigh on demand for germanium for fibre optic applications. The longer-term outlook in this regard is more encouraging however, with demand driven by largely undeveloped "last mile" connections and short distance networks. The optics market is likely to remain stable in 2003, while demand for germanium substrates is set to fall back slightly - although this should be followed by a quick recovery.

It is expected that optical data storage applications will continue to be an engine for growth in Thin Film Products.


⑪ Belgium > Olen
㉒ Bulgaria > Pirdop
㉝ Italy > Avellino







1| Umicore's cast products are used in the manufacture of copper products such as tubes and pipes.

2| Foxrod® is an oxygen-free copper rod used in the production of high-performance wire (primarily for robotic applications).

3| Wire rod is used in the production of wire for a variety of applications including fast effective internet connections.

Copper

Key Figures (€ million)

	1998	1999	2000	2001	2002
EBIT	11.2	1.7	25.0	13.0	9.7
EBITDA	29.9	25.2	54.4	43.5	41.2
Added value	75.8	85.6	108.6	98.9	91.9
Turnover	712.1	791.7	1,154.5	1,036.2	924.2
Average capital employed	268.7	366.9	399.7	417.3	426.0
ROCE	4.2%	0.5%	6.2%	2.9%	2.0%
Capital expenditure	14.4	24.0	38.1	77.3	43.3
Workforce at end of period	**858**	**2,282**	**2,087**	**2,120**	**1,809**

Bulgarian operations consolidated as from 1 January 1999

Geographical Breakdown of Sales



- Benelux **14%**
- Germany **13%**
- France **7%**
- Italy **41%**
- Spain **5%**
- Other Europe **12%**
- Other World **8%**

Umicore is one of the leading copper producers in Europe and the Group's production capacity for copper products exceeds 500,000 tonnes per year. These products come in a variety of different formats such as wire rod, billets and cakes. Umicore is Europe's largest producer of wire rod and its plants at Olen (Belgium) and Avellino (Italy) have a combined output of over 350,000 tonnes a year.

Umicore has a newly modernised smelting facility at Pirdop in Bulgaria which obtains part of its concentrate needs from Bulgarian copper mines. The production capacity at Pirdop has recently been increased to 210,000 tonnes per year. This production provides a significant proportion of the feedstock for the Olen refinery in the form of copper anodes. The balance of the feed for the Olen refinery comes from anodes supplied by Non-Ferrous International (NFI), contracts with copper raw materials suppliers from around the world and supplies of copper scrap. The supply of blister copper from the company's precious metals operations will be discontinued in 2003 when the new leaching and electrowinning plant at Hoboken comes on stream.

Sales of Copper Semis

600
500
400
300
200
100
0
('000 tonnes)

1998 1999 2000 2001 2002

Shapes
Contirod wire rod


Production of Copper Anodes and Refined Copper


400
350
300
250
200
150
100
50
('000 tonnes)
1998 1999 2000 2001 2002
Refined copper
Copper anodes

Market Overview

The price of copper remained at very low levels during 2002, averaging only USD 1,557 per tonne during the year. This went against the expectations and certainly the hopes of the copper industry in general. A degree of production discipline from miners was expected to provide a boost to the price of copper but resulted in additional pressure on smelters and refiners. The 1.7% increase in world consumption (led by significant growth in China) was not representative of the situation in Europe and the western world, however. By the end of 2002, LME stocks had only fallen slightly from the highs of 980,000 tonnes in May, while the copper price remained relatively static throughout the year.

Against this background, the operating performance of Umicore Copper was down 25% on 2001 at € 9.7 million. A significantly improved result from Umicore's Bulgarian operations in the second half of 2002 bolstered the overall performance.

Supply - a tight market for concentrates

Despite the tight market for concentrates, Umicore's supplies were satisfactory throughout the year - long-term contracts with Bulgarian mines accounting for approximately 40% of the supply. Market treatment and refining charges remained at extremely low levels through the year. There was also a reduced availability of scrap during 2002.

Sales under pressure

Production of cathodes at the Olen refinery was up compared with 2001 at 318,000 tonnes. Demand in European end-user markets has been weak, especially in the electronics and construction sectors. Overall sales of wire rod were down by 6% on 2001 levels at 367,000 tonnes, with the resilience shown by the Southern European markets in the earlier part of the year not sustained into the second half of the year. Market share gains were recorded in Europe, however. Sales of cast products were hardest hit with deliveries down some 32% at 79,000 tonnes - a significant part of this reduction was the result of the upstream integration of a major client.

Pirdop - modernization completed

The investment programme at Pirdop was completed with production reaching planned levels in the second half of the year. This process has also involved continuous productivity improvements and rationalisation efforts. Overall production for the year was 181,000 tonnes of anodes with annual capacity now at 210,000 tonnes. In addition to the completion of this investment programme, the remediation project aimed at cleaning up the historical and environmental pollution at the site has also been completed. This is the result of a 5-year programme implemented by Umicore and financed by the Bulgarian Government and the World Bank.

Prospects for European consolidation

Umicore is assessing consolidation opportunities in the European copper industry and is continuing its study into the possibility of a combination of its copper activities with those of Lamitref Industries. In this context Umicore is also preparing for the creation of a separate entity for its copper operations.

Copper outlook

In 2003 Umicore will benefit for a full year from the improvements made at the Bulgarian operations, with annual capacity now increased to the anticipated level of 210,000 tonnes.

The situation regarding treatment charges has further deteriorated with demand from smelters exceeding the availability of concentrates. This is primarily due to the increased demand from Indian and Chinese smelters and the ability of these operations to settle for lower treatment charges due to the protective environment created in their respective domestic markets. It is hoped that in the medium-term the World Trade Organization mechanisms will allow these competitive distortions to be addressed. Overall expectations for 2003 in terms of demand for copper products will obviously depend on any overall market upturn but there is currently no sign of any real improvement in this regard.


① Belgium > Hoboken
② USA > Covington







1| Much of the silver recycled by Umicore comes from the photographic industry.

2| Umicore is a leading recycler of auto and petro-chemical catalysts containing platinum, palladium and/or rhodium.

3| Electronic scrap from mobile phones, laptops and circuit boards are recycled to recover gold and other metals.

Precious Metals

Key Figures (€ million)

	1998	1999	2000	2001	2002
EBIT	(62.4)	(0.3)	30.6	50.3	52.5
EBITDA	(40.5)	20.8	50.9	71.4	74.0
Added value	28.7	95.9	116.7	139.7	158.3
Turnover	688.3	777.8	739.7	764.3	767.9
Average capital employed	274.7	221.0	176.5	176.0	162.3
ROCE	(22.7%)	(0.1%)	17.4%	28.6%	32.3%
Capital expenditure	27.3	10.4	14.6	17.9	36.3
Workforce at end of period	**1,245**	**1,215**	**1,226**	**1,179**	**1,160**

Geographical Origin of Materials in 2002
(Expressed in terms of refining charges)



- Europe **58%**
- North America **20%**
- Africa/Middle East **13%**
- Australia/Oceania **5%**
- Central and South America **2%**
- Asia **2%**

Umicore is the world's leading recycler of complex materials containing precious metals.

The facility at Hoboken, near Antwerp, is the cleanest and most advanced precious metals recycling and recovery operation in the world. Servicing an international client base, the facility is able to process and treat a wide variety of materials ranging from the by-products of non-ferrous metals smelting to precious-metals-bearing scrap from electronic and catalytic applications. Hoboken is a leading recycler of printed circuit boards and electronic components.

The business unit remains at the forefront of precious metals recovery technology and operates the world's largest silver refinery. Umicore Precious Metals is also Europe's leading refiner of palladium and rhodium.

Source of Materials in 2002
(Expressed in terms of refining charges)



- By-product in zinc and lead industry **45%**
- Electronic scrap **14%**
- By-product in precious metal industry **12%**
- By-product in copper industry **10%**
- Catalysts **7%**
- Preprocessing **6%**
- Other **5%**
- Concentrates **1%**

Market Overview

Availability of raw materials declined during 2002. There was reduced supply of by-products from lead, copper and zinc smelters, combined with a lower availability of end-of-life materials as a result of lower platinum group metals (PGM) prices. This led to increased competition on these markets, especially for electronic scrap and car catalysts. Umicore was able to benefit from PGM prices that were better than market levels in 2002 by having partially locked in the higher prices that prevailed in early 2001.

Despite the more difficult supply conditions, Umicore Precious Metals was again able to produce an outstanding operating performance of € 52.5 million - a 4% improvement on the excellent result of 2001.

Continued outstanding performance

The outstanding performance of Umicore Precious Metals came at a time of reduced availability of raw materials and was due, in part, to the continuing improvements in the efficiency of its operations. In this context, the company was able to continue the reduction of intermediate stocks at its Hoboken plant during 2002. The flexible flow sheet at Hoboken allows different blends of feed to be used depending on the availability from the various supply sources and their relative attractiveness. In particular, Umicore Precious Metals was able to overcome the reduced availability of by-products from lead, copper and zinc smelters and to substitute these with more complex materials. Availability of end-of-life materials was also lower as a result of lower PGM prices, which led to increased competition in these markets, especially for electronic scrap and car catalysts.

In the medium term the prospects for an improvement in the supply situation are more positive. The introduction of the EU Directive on Waste Electronic and Electrical Equipment (WEEE), which was voted through towards the end of 2002, will further increase the opportunities for sourcing new supplies of end-of-life materials. Similarly, stricter legislation regarding emissions from trucks and diesel cars will lead to increased use of catalysts based mainly on platinum, particularly in Europe.

The € 40 million copper leaching and electrowinning project (LEW) at Hoboken is due to come on stream in the first half of 2003. This will allow further efficiency gains to be made at the plant and will increase the range of materials that Umicore is able to process, thereby further increasing its flexibility and providing Umicore's precious metals operations with an additional competitive edge. This is alongside the benefits that it will bring to the company's copper operations in terms of efficiency improvements and freeing up capacity.

Supply of Key Recycling Materials

24
20
16
12
8
4
0
('000 tonnes)
1998 1999 2000 2001 2002
Catalysts
Electronic scrap with plastic

Precious Metals outlook

The complex supply situation will be subject to further changes during 2003 with certain lead and zinc smelters having either confirmed or hinted at closure. This will impact availability of certain by-products but reduce competition for others. Similarly, the various metals recovered and refined by Umicore are set to experience contrasting evolutions in terms of price, something that will affect the level of availability and therefore the supply mix.
The flexibility of Umicore's installations means that the Group feels secure in its ability to attract adequate supply and will be able to manage this situation in a way that sets it apart from its competitors. Growth prospects resulting from fundamental improvements in the supply situation - notably catalysts and electronic scrap - remain encouraging. In this context, Umicore Precious Metals intends to work more closely with original equipment manufacturers.

The 2003 result will also include a contribution from additional destocking due to the increased efficiencies to be generated once the new LEW plant comes on stream. Overall Umicore expects to be able to maintain the high performance level of its Precious Metals unit.


① Australia > West Footscray
② Belgium > Angleur
Belgium > Balen
Belgium > Overpelt
Belgium > Zolder
③ China > Changsha
④ France > Auby
France > Bray-et-Lû
France > Calais
France > Escrennes
France > Le Vigeant
France > Neuilly-sur-Marne
France > Viviez
⑤ Germany > Maintal
⑥ Malaysia > Pasir Gudang
⑦ Netherlands > Eijsden
⑧ Norway > Larvik
⑨ Portugal > Porto
⑩ Slovakia > Bratislava
⑪ Switzerland > Lyss
⑫ Thailand > Bangkok
Thailand > Mae Sod
Thailand > Rayong
Thailand > Tak







1| Umicore is the world's leading supplier of zinc materials for roofing, façades and rainwater systems.

2| Zinc is an essential element for skin care and a healthy immune system.

3| Umicore's alloys are used to make die-cast toys and also galvanize the bodywork of real vehicles.

Zinc

Key Figures (€ million)

	1998	1999	2000	2001	2002
EBIT	50.0	84.0	88.8	51.8	21.2
EBITDA	80.8	121.1	128.2	86.6	59.3
Added value	242.6	279.2	274.0	244.2	210.1
Turnover	828.6	841.5	971.8	817.9	762.7
Average capital employed	369.3	347.1	333.2	290.5	258.1
ROCE	13.5%	24.2%	26.7%	17.0%	7.3%
Capital expenditure	38.8	17.9	25.3	41.6	43.4
Workforce at end of period (Padaeng included as from 2001)	**2,282**	**2,440**	**2,448**	**3,441**	**3,611**



Overall Zinc Production
('000 tonnes contained zinc)



700
600
500
400
300
200
100
0
1998 1999 2000 2001 2002
% Recycled 21% 23% 23% 22% 26%

☐ Zinc oxide + fine powders ex secondaries
☐ Thermal zinc Overpelt ex secondaries
☐ Slabs Auby + Balen + Padaeng

Umicore is one of the world's leading players in the zinc industry with a total production capacity of over 600,000 tonnes. The company's zinc business group employs a strategy that focuses on the operational excellence of its smelting operations and the development of leadership positions in added value products. Umicore is the world's number one producer of zinc products for building applications and is Europe's leading producer of zinc alloys for die-casting and galvanizing and zinc chemicals for a variety of applications. Umicore is also the world's biggest recycler of zinc, a position that reflects the Group's aim to provide a "closed loop" for zinc products. It is this combination of commitment to operational excellence, added value products and recycling that makes Umicore's zinc operations truly unique.

Market overview

The zinc price during 2002 averaged USD 778 per tonne and the overall picture for 2002 was negative. The general economic climate and the resultant slowdown in many end-user industries have been the main causes of this evolution. On the supply side, some steps have been taken during the year which may achieve a degree of rationalisation within the zinc industry. These included the decision by Umicore to structurally reduce its expected zinc output by 30,000 tonnes per year. Emphasis continued to be placed on added value products and recycling; proportions and volumes of production from secondary feed were up compared with 2001.

Overall results were heavily affected by the low zinc price with earnings down by 59% to € 21.2 million in 2002.

Sales of Refined Zinc
and Specialty Products
('000 tonnes)



700
600
500
400
300
200
100
0

	1998	1999	2000	2001	2002
% Added value	70%	73%	78%	75%	73%

- Zinc fine powders + Zinc oxide
- Building products
- Special alloys - die-casting
- Special alloys - galvanizing
- Commodity zinc

Padaeng and Larvik included as from 2001
GM Metals and Fuhong included as from 2002

Zinc Smelting

Adverse conditions in the zinc market during 2002

Umicore's zinc smelting operations were the most strongly affected by the adverse conditions in the zinc market. Production of slabs was 485,000 tonnes, close to the planned level for the year. The market for concentrates during 2002 was extremely tight and market treatment charges were low as a result. Umicore was partially shielded from this situation by the long-term nature of its supply contracts. At the end of 2002 all of the concentrate volume requirements for 2003 were covered, with the terms for two thirds of these requirements already negotiated. It now seems likely that a certain easing of the supply situation - notably in Europe - should take place.

The price of sulphuric acid improved during the course of the year, but this positive effect was more than offset by the increase in the cost of electricity resulting from a lack of true market liberalisation as well as from increased levels of taxation on energy consumption. Plans to further increase energy taxation in Belgium and in France are cause for concern. Umicore intends to step up its lobbying efforts in order to reiterate the need for realistic and sustainable levels of energy taxation in these countries.

Umicore continues to pursue its objective of reducing the waste stream from its zinc smelting operations for which several options are under consideration. This includes a project for treating flotation residues at Umicore's Precious Metals facilities in Hoboken.

Padaeng

The condition of the zinc industry in 2002 affected the results of Padaeng, which reported a small operating profit and a net loss after financing costs. The very low zinc price, combined with increased costs of raw materials, seriously squeezed the company's margins. Supported by a strong domestic market, however, the company has continued to develop its zinc specialty products which represented 30% of the tonnage sold in 2002. The company has also continued to expand its capability to process more complex but less expensive raw materials. Improved cash flow has allowed Padaeng to continue to strengthen its financial position.

Market Segmentation (Alloys)



- Die-casting **47%**
- Continuous galvanizing **22%**
- General galvanizing **28%**
- Other **3%**

Market Segmentation (Zinc Oxide)



- Tyres **17%**
- Ceramics **21%**
- Chemicals **16%**
- Feed grade **20%**
- Rubber **9%**
- Paints **8%**
- Other **9%**

Geographical Breakdown of Zinc Alloys and Chemicals Sales



- Africa/Middle East **6%**
- Asia/Oceania **11%**
- EU **74%**
- Other Europe **5%**
- Americas **4%**

Zinc Alloys and Chemicals

The Zinc Alloying and Zinc Chemicals business units were combined during the course of 2002. This will facilitate the development of an integrated recycling service for Umicore's customers and will group together all the business-to-business added value zinc products within Umicore. This "one stop shopping" concept will enable Umicore to re-transform by-products from the galvanizing industry - such as top drosses, bottom drosses and ashes - into high-quality alloys, zinc oxide or fine powder.

Alloys - improved sales despite difficult markets

Overall demand for die-casting alloys remained subdued in Europe in the face of the slowdown in the construction and automobile industries. Umicore was able to grow its market shares, however, aided by the decision of some competitors deciding to no longer focus on this sector. Demand in Asia improved throughout the year but overall competition was tough and premiums remained at low levels.

In galvanizing alloys, the increased activity in the steel sector, coupled with Umicore's reputation as a reliable supplier, led to improved sales of commodity products compared with 2001. Sales of specialty alloys showed continued improvement and increased by 5%, despite the downturn in some end-user markets such as the German construction industry. This improvement was partly the result of some customers switching to specialty alloys from commodity products. Overall, premiums in galvanizing alloys were under pressure as a result of increased competition.

In the alloys business, the acquisition of GM Metals (France) was one of the highlights of the year. This acquisition has been consolidated from the beginning of 2002. The combination of GM Metals' regional collection network, technology and high level of technical assistance has greatly enhanced Umicore's ability to provide a complete service to its customers in the die-casting industry. The progress that this business has made in 2002 has been fully in line with Umicore's expectations and the prospects for future growth are promising.

Restructuring in zinc oxide

The restructuring of Umicore's zinc oxide operations was completed with the closure of the La Ciotat plant at year's end. This follows the closure of other operations at Fécamp (France) and Barking (UK) during 2001. The company's zinc oxide business is now fully concentrated at the Zolder and Eijsden plants, and was strengthened by the acquisition of a 50% stake in Rezinal, a key supplier of zinc ashes.

The internationalisation of Umicore's fine zinc powder operations - with plants in Belgium, Norway, Malaysia, Australia and China - has been a success with Umicore now the world's number one producer. Overall sales in this business were up on the levels of 2001. The acquisition of Fuhong in June marked the company's entry into the world's fastest growing market - China. Fuhong, consolidated as from the second half of 2002, fulfilled expectations. With the internationalisation strategy proving successful, it is Umicore's intention *to target further expansion opportunities in the future.*

The simplified flow sheet introduced to the thermal refining operations enabled a significantly improved performance to be achieved.

Total Sales Zinc Building Products
(1998=100)


120
116
112
108
104
100
96
1998
1999
2000
2001
2002
Share %
of preweathered
products
13%
13%
15%
17%
20%

Building Products

Umicore Building Products benefited from the strength of the key French market where demand was better than expected. The situation elsewhere in Europe was more difficult and the picture in Germany was bleak with the construction industry experiencing another year of reduced activity levels.

Overall sales volumes were similar to those of 2001 but premiums suffered from increased competition. This was largely the result of smaller operators, notably those who sell unbranded products to the German market, struggling to survive by selling in neighbouring markets at reduced prices. Umicore Building Products is the market leader in Europe - by far the world's biggest market for zinc building materials - and has continued its programmes aimed at accessing new markets, such as Australia and the US. The company also concluded a commercial joint venture in Russia.

Acquisitions will improve Umicore's offer to customers

In late 2002, Umicore concluded an agreement to purchase assets of Swiss-based metals transformer Strub. Strub has a long tradition in the manufacture of a full range of high-quality building accessories in copper, zinc, stainless and galvanized steel. Umicore Building Products will take over activities in Switzerland and Slovakia. In addition to the increased geographical reach that this acquisition provides, it extends significantly Umicore's presence in multi-metal transformed products. This takes further the concept that was initiated in 2001 with the acquisition of a zinc/copper transformer in Maintal, Germany.

Zinc outlook

Demand for alloys will depend on any general economic revival in 2003. The oxide operations will reap the rewards of the restructuring efforts in a difficult market, while in fine powders the benefits of internationalisation and strengthened leadership stand the business in good stead. In building products, the outlook for the European market is flat with efforts continuing for the penetration of new markets.

Because of this uncertainty concerning the likely levels of demand for zinc in 2003 Umicore does not count on any immediate improvement in the zinc price. There are signs, however, of a more fundamental level of restructuring of the zinc industry - particularly in Europe. This should lead to a better overall structure with more equilibrium between the various players within the industry, the effects of which are already manifesting themselves in premiums and sulphuric acid prices. Umicore expects the improving supply situation in the European market to be reflected in the treatment charges negotiated in 2003.



① Australia > Melbourne
② Austria > Vienna
③ Belgium > Brussels
④ Bolivia > La Paz
⑤ Brazil > Saõ Paulo
⑥ Bulgaria > Sofia
⑦ Canada > Vancouver
⑧ China > Beijing
⑨ China > Guangzhou
⑩ China > Hong Kong
⑪ China > Shanghai
⑫ Denmark > Them
⑬ France > Paris
⑭ Germany > Essen
⑮ Hungary > Budakeszi
⑯ India > Mumbai
⑰ Italy > Milan
⑱ Japan > Tokyo
⑲ Korea > Seoul
⑳ Malaysia > Klang Selangor
㉑ Mexico > Mexico
㉒ Peru > Lima
㉓ Poland > Warsaw
㉔ Portugal > Porto
㉕ Russia > Moscow
㉖ South Africa > Johannesburg
㉗ Spain > Barcelona
㉘ Spain > Madrid
㉙ Switzerland > Fribourg
㉚ Taiwan > Taipei
㉛ Thailand > Bangkok
㉜ UK > Hertford
UK > Sheffield
㉝ UAE > Dubai
㉞ USA > Raleigh
㉟ Venezuela > Caracas





1| Umicore Engineering supports internal projects from the design stage to completion and evaluation.

2| Umicore's marketing network sells a variety of materials from the most basic to the most advanced (here indium phosphide in laser diodes).

3| Sogem provides services to third party producers as either agent, distributor or trader.

Technology & Services

Key Figures (€ million)

	1998	1999	2000	2001	2002
EBIT	0.4	2.4	10.1	7.8	8.2
EBITDA	2.7	8.9	11.8	9.6	9.8
Added value	36.5	41.7	53.6	41.2	37.8
Turnover	597.2	383.2	526.5	527.9	361.9
Average capital employed	106.5	109.1	121.9	145.0	105.9
Capital expenditure	2.5	3.7	1.9	1.5	0.7
Workforce at end of period	**521**	**529**	**464**	**492**	**473**

Umicore Marketing Services

Umicore Marketing Services (UMS) operates one of the world's leading marketing and trading networks for metals and related products. UMS has a global presence with 32 offices around the world and over 300 specialists serving over 6,000 active clients. An extensive network structure enables UMS to offer an international service combined with an essential level of adaptability to local requirements.

Strong performance in Asia

The results of Umicore Marketing Services for 2002 showed a slight improvement on those of 2001. Given the poor state of the global economy throughout 2002, this performance was more than satisfactory. Although activity levels in the major European market were slightly down on 2001, the strength of the Asian market was in evidence throughout the year.
In this respect, the situation in China was particularly encouraging, especially regarding the marketing of Umicore's own products.

Sogem

Sogem, Umicore Marketing Services' affiliate, is responsible for providing global services to third party producers as either agent, distributor or trader. These third party activities showed an improvement on 2001 and accounted for some 50% of UMS's revenues during the year.

Umicore Engineering

Umicore Engineering focuses on providing support for Umicore's internal operations and projects. Umicore Engineering's expertise in project management plays a significant role in the Group's success. Involvement from the conceptual stage through to completion and evaluation enables maximum value and efficiency to be obtained from each project.

As the Group seeks to increase external investments and acquisitions, Umicore Engineering is able to use its significant international experience in providing advice and carrying out technical audits as part of any acquisition or joint venture process. This is in addition to its role in implementing the various internal growth initiatives of the Group.

Increased focus on internal projects

Internal projects undertaken by Umicore Engineering in 2002 included the leaching and electrowinning plant at Hoboken and a de-zincing installation for the Cobalt & Energy Products business unit. Among the external projects in which Umicore Engineering is involved, several were completed successfully in 2002 while the remainder are approaching completion.

The Nesa product line of Umicore Engineering is involved in the production of incinerators and furnaces for industrial use. This equipment is used in the re-processing of materials such as consumer goods packaging, industrial and municipal waste and petro-chemical by-products. The business completed a number of projects in 2002 and successfully stepped up its efforts to further the commercialisation of its activities.

Some industry terms & definitions

Alloy	A metal that is made using two or more metals or a metal and another material
Blister	98% pure copper - product of smelting and converting of concentrates
Brown goods	Household electrical entertainment products
Cathode	Metal deposited as result of electrolytic refining. Cathodes are the final result of the refining process for zinc and copper and are of a purity level of over 99.99%
Concentrates	Product of concentration of valuable metals contained in ore and used as input material for smelting or leaching
Copper anode	Copper anodes are typically 99% pure and are used as positive element in electrolytic refining
Die-casting	Pouring or injecting a liquid metal or material into a mould
DWDM	Dense Wavelength Division Multiplexing: fibre optic transmission technique allowing greater flexibility and bandwidth capacity
Galvanizing	Coating steel with zinc to prevent corrosion
Last mile	Final connection between a communication network and the end-user (business/residential)
Leaching and electrowinning	Electrolytic refining process using chemical solution and electric charge to refine copper/zinc to highest purity
LME	London Metal Exchange
OEMs	Original equipment manufacturers: a company using products/components from one or more other companies to build a product it sells under its own brand
PGMs	Platinum Group Metals - platinum, palladium, rhodium, iridium, ruthenium, (osmium is also a PGM but is not part of Umicore's flow sheet)
PVD	Physical Vapour Deposition: a coating technique involving evaporation and deposition of a material
Semis	Collective name for "semi finished" copper products such as rod, cakes and billets
Slimes and drosses	By-products of the refining process of copper and other metals
Substrates	Layer on which an organic material is deposited. Often called "wafers". Umicore's germanium substrates are primarily used as a core material in the production of solar cells
Treatment and refining charges	Known as TC/RCs. They are the fee paid by a miner to a smelter/refiner to process concentrates into refined metal

Investor relations

In 2002 Umicore's share price decreased by 7% from € 44.25 to € 41.13. However, in the negative global economic environment that prevailed throughout 2002 Umicore was able to outperform all indices of which it is part, notably the Belgian Bel 20 Index by 27%, the HSBC Smaller European Companies Index by 26% and the Dow Jones Non-Ferrous Index by 4%.

During 2002 Umicore was incorporated into the FTSE4Good Index for companies with the best records in corporate social responsibility.

Shareholder base

Société Générale de Belgique (SGB), a Suez subsidiary, held 6,455,570 shares (28.6% of the share capital) as of 31 December 2002. In order to prepare for its future divestment of its holding in Umicore, Suez issued exchangeable bonds in December 2000, covering the majority of their holding (25.2% of the share capital). These bonds, exchangeable for Umicore shares, have a four year term (maturity in January 2005). Put options attached to the bonds entitle bondholders to require redemption from Suez before maturity. However, no such right was exercised in January 2003. There is an additional redemption right in January 2004. The balance of the holding (3.4% of the share capital) was allocated to members of Umicore's senior management in the form of options.

The majority of Umicore's shares are owned by financial institutions in Belgium as well as in other European countries and the United States. Umicore also attracts a strong level of investment interest from private individuals in Belgium.

Share buy-back

During the year Umicore continued to implement its share buy-back policy, and in this context repurchased approximately one million of its shares. The company has been authorized by its shareholders to repurchase a maximum of 10% of its share capital.

At 31 December 2002 Umicore owned 1,816,695 shares representing 8.04% of the share capital. No shares were cancelled during the course of 2002.

Stock option plans

There are options outstanding equivalent to approximately 6.5% of the share capital in the framework of the Group's stock option plans for management and employees. Umicore has the possibility to allocate shares held by the company when options are exercised so as to avoid or limit any potential capital dilution.

Dividend policy

Umicore aims to pay a stable or gradually increasing annual dividend.

The Board has proposed that the dividend related to 2002 be maintained at € 1.40 (gross) per share.

Financial communication

Umicore places strong emphasis on clear and consistent communication with investors and the financial markets. Umicore produces a full review of operations in February, annual and half-yearly reports (published in April and August respectively) and quarterly updates in May and November. The investor relations website, which is accessible via the Group homepage, provides a wide range of data and information for shareholders and potential investors alike.

Umicore's Investor Relations team, in conjunction with senior management, organises an extensive series of roadshows as well as analysts' meetings to meet with the financial community during the year. In 2002 roadshows took place in eight countries in addition to Belgium. The company also conducts daily briefings and numerous one-on-one meetings with analysts and investors during the year. These briefings are supplemented by visits to Umicore sites in order to improve the overall level of understanding of the Group's business.

In 2002 Umicore received the award for "Best Financial Communication" in Belgium from the Association of Financial Analysts (ABAF). This reflects the continuous efforts made by Umicore towards further improvement of its financial communication.

Institutions that have carried out equity research on Umicore during 2002 include (in alphabetical order):

International

BNP Paribas
Deutsche Bank
HSBC
ING Barings
Merrill Lynch
Royal Bank of Canada
Société Générale
UBS Warburg

Belgium

Bank Degroof
Bank Dewaay
Fortis
KBC Securities
Petercam
Puilaetco
SG Bank De Maertelaere

Data per share

(in €)	1998	1999	2000	2001	2002
Equity, Group share	36.19	38.63	42.95	47.50	45.27
Net consolidated profit (loss), Group share (EPS declared)	(2.00)	2.70	5.31	5.13	2.14
Net consolidated profit (loss) before extraordinary items and inventory write-downs, Group share (EPS adjusted before inventory write-downs)	(0.14)	2.39	5.47	4.80	3.14
Added value	20.88	22.13	25.65	28.39	26.65
Cash flow before financing	(3.04)	6.84	7.50	3.79	7.08
Gross dividend	1.09	1.25	1.40	1.40	1.40
Net dividend	0.82	0.94	1.05	1.05	1.05
Net dividend per share presented with VVPR strip	0.93	1.06	1.19	1.19	1.19
Share price					
high	70.65	46.50	42.00	50.40	51.65
low	29.00	26.30	29.85	37.00	32.60
close	32.42	38.60	40.00	44.25	41.13
average	53.35	35.97	37.94	43.97	43.44
PER	ns	16.1	7.3	9.2	13.1
Total number of shares	25,617,515	25,617,515	25,617,515	22,600,000	22,600,000
Market capitalisation (EUR million)	831	989	1,025	1,000	930

Price of the Umicore Share



EUR
55
45
35
25
Bel 20
3000
2500
2000
1500
33
82
60
44
79
63
43
28
71
36
54
32
34
39
45
59
41
52
56
31
37
32
23
37
29
25
J F M A M J J A S O N D J F M A M J J A S O N D J F
2001
2002
2003
Share price on Brussels Bourse (weekly average)
Bel 20 Index (weekly average)
Daily transaction volumes(monthly average), expressed in thousands

	1998	1999	2000	2001	2002
Capital at 31.12 (amounts in thousand)	BEF	BEF	BEF	€	€
Issued capital	15,526,451	15,529,240	15,529,240	500,000	500,000
Stock option plans	2,789	-	-	-	-
Exchange offer for Sibeka	-	-	-	-	-
Total	15,529,240	15,529,240	15,529,240	500,000	500,000
Number of shares at 31.12					
Categories of shares					
Ordinary shares	23,432,352	25,617,515	25,617,515	22,600,000	22,600,000
VVPR shares	2,185,163	- (1)	-	-	-
Total	25,617,515	25,617,515	25,617,515	22,600,000 (2)	22,600,000
Type of shares					
Registered shares	4,995,368	4,995,310	4,810,969	3,887	4,158
Bearer shares	20,622,147	20,622,205	20,806,546	22,596,113	22,595,842
Total	25,617,515	25,617,515	25,617,515	22,600,000	22,600,000
Shareholder base at 31.12 (%)					
SGB group (Suez)	25.25%	25.25%	25.25%	28.62%	28.56%
Templeton	7.40%	n.a.	n.a.	n.a.	n.a.
Umicore	n.a.	0.94%	8.00%	4.07%	8.04%
Other shareholders	67.35%	73.81%	66.75%	67.31%	63.40%
Total	100.00%	100.00%	100.00%	100.00%	100.00%

(1) The VVPR shares were stripped on 26 March 1999, with coupon No. 5 from VVPR shares entitling holders to a sheet of strips and coupon No. 5 from ordinary shares being cancelled

(2) During the 2001 financial year, the extraordinary general meetings held on 30 March and 21 December decided to cancel 1,617,515 shares and 1,400,000 shares respectively

Financial review

Earnings

Earnings before interest and tax of € 98.7 million and earnings per share (before extraordinary items and inventory write-downs) of € 3.14 represent a solid achievement given the adverse conditions that prevailed throughout the year. This performance reflects a second half of the year that was slightly better than the first, despite adverse seasonal factors, as Umicore started to benefit from recent restructuring and improvement initiatives. Second half results were also well ahead of the second half of 2001. On a full year basis, the operating performance was down by some 30%, with lower zinc prices accounting for about half of the variance.

Prices and markets

Metal prices and market conditions remained depressed or deteriorated further during 2002. The average zinc price was USD 778/tonne. This was USD 108/tonne (or 13%) lower than in 2001, thereby affecting EBIT by more than € 20 million. Copper price showed little movement during the course of the year. Prices of palladium and rhodium were down 44% and 48%, respectively, on the levels of 2001, but Umicore had partially shielded itself from these effects by locking in higher metal prices in 2001 for a number of long-term contracts. Low metal prices, however, resulted in reduced availability of some supplies of precious-metals-bearing materials for recycling. Umicore recorded a € 4.2 million non-cash write-down at the end of the year relating to zinc and cobalt inventories; this was reported as an operating charge.

Overall sales prices, treatment and refining charges were down on the levels of 2001, the effect of which was partly offset by growing production and sales volumes.

Operating results

Despite the adverse market conditions detailed above, Umicore's operations posted good overall operating results. This was primarily due to the excellent performance in Precious Metals which accounted for over 40% of the company's EBIT (before corporate costs and inventory write-downs). The business unit continued to improve the efficiency of its operations, resulting in an increased EBIT of € 52.5 million, corresponding to more than 32% return on capital employed. A further reduction of intermediate stocks contributed to both earnings and cash flows.

Positive developments were in evidence elsewhere with the Bulgarian copper smelting operations showing a substantial improvement in the second half of 2002 following the completion of the modernisation and capacity increase programme at the Pirdop plant. This was the main factor in the improved operating performance achieved by the business in the second half of 2002, reversing an operating loss in the second half of 2001. On a full year basis, Copper posted an EBIT of € 9.7 million, down € 3.3 million from a year earlier, and representing about 8% of the company's EBIT.

Operating performance in Zinc was predictably affected by lower zinc prices and an increase in electricity costs at the smelting operations. Overall results were down by € 30.6 million on 2001, to a level of € 21.2 million, corresponding to a return on capital employed in excess of 7%. The business maintained its focus on value-added products and recycling and also implemented a series of restructuring measures, the full effect of which should be seen from 2003.

Results in Advanced Materials were hard hit by the downturn in the telecom and technology sectors which had a detrimental effect on sales volumes and prices. This effect was tempered by an upturn in the rechargeable battery sector and continued positive performance in other areas, notably primary batteries and substrates. The performance in synthetic diamonds reflected the benefits of recent restructuring programmes which, combined with significant growth in sales volumes, compensated for the effects of price erosion. The combined EBIT from these activities was € 38.4 million, down € 12 million from a year earlier, but representing a stable contribution of 26% to the company's EBIT.

A non-recurring profit of € 4.5 million was brought about by a change in the application of the SFAS 87 accounting rules for pension plans, thereby aligning provisions with ongoing pension obligations. This non-recurring item was reported in the business units' operating income.


Evolution of consolidated net financial debt
600
500
400
300
200
100
0
€ million
60
50
40
30
20
10
0
%
1998 1999 2000 2001 2002
Net debt
Net debt/equity


Evolution of EBIT and EPS
120
100
80
60
40
20
0
€ million
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
€ per share
HY1 01 HY2 01 HY1 02 HY2 02
EBIT
EPS adjusted before inventory write-downs


Evolution of cash flow before financing
120
100
80
60
40
20
0
€ million
HY1 01 HY2 01 HY1 02 HY2 02

Financial results, extraordinary items and taxes

The financial result in 2002 was a net charge of € 16.6 million, representing an improvement of € 1.4 million over 2001. This was the result of reduced financial debt and lower interest rates, which compensated for the reduction in financial income that previously included dividends from De Beers shares.

Extraordinary results swung from a profit of € 29.7 million in 2001 (which included a capital gain on the disposal of De Beers shares) to a charge of € 19.6 million in 2002. Provisions set aside in 2002 were primarily for site closures, production reconfiguration and the rehabilitation of the site at Angleur.

Consolidated income tax in 2002 was again at a low level, partly due to a reduction in deferred tax liabilities in Bulgaria and France.

Hedging

Umicore benefited in 2002 from a USD/EUR exchange rate of about 0.94 fixed as part of the company's dollar hedging policy. This compared favourably to the average market exchange rate during the year.

In the course of 2002, Umicore carried on this hedging programme which now extends to 2005. The US dollar exposure for 2003 and 2004 has been fully hedged at average forward rates of 0.93 and 0.91 USD/EUR, respectively. 25% of the dollar exposure for the year 2005 has been hedged at an average exchange rate of 0.98 USD/EUR.

Cash flows and indebtedness

Umicore generated an operating cash flow of € 159.1 million, down € 13.3 million or 7.7% on 2001. In addition, a significant reduction in working capital requirements was achieved in 2002, contributing € 177.5 million to cash flows, of which € 164.2 million resulted from inventory reductions in all business groups and a reduced level of capital required for trading operations in Umicore Marketing Services.

These strong cash flows enabled the financing of capital expenditure, acquisitions and dividend payments, whilst allowing for the continuation of the company's share buy-back programme. Net financial debt was substantially reduced, from € 261.5 million at the end of 2001 to € 132.9 million at the end of 2002, further strengthening the balance sheet and providing a welcome degree of stability amidst the turbulent market conditions. The amount of funding provided by the securitization of trade receivables increased by € 6 million over the same period of time, to reach € 136 million. Net debt to equity ratio stood at 12% at the end of 2002.

Capital expenditure totalled € 150.7 million in 2002, one third of which related to the last phase of the expansion and modernisation of the copper smelting facilities in Bulgaria, and to the construction of leaching and electrowinning facilities at Hoboken. Cash flows were positively impacted by the reimbursement of the vendor loan of € 30 million that was granted in 1999 in the context of the disposal of Diamant Boart, the effect of which was partly offset by a loan of € 12.5 million granted to Kovanco.

Acquisitions

During 2002 seven small to medium-sized acquisitions were completed in the Advanced Materials and Zinc businesses representing a total investment of € 45.1 million. Five of these acquisitions were consolidated in 2002. These acquired businesses contributed close to € 3 million to EBIT in 2002, after goodwill amortisation. The full effect on earnings will only be seen as of 2003.

International Financial Reporting Standards

Umicore is preparing for the transition to International Financial Reporting Standards (IFRS). This is in anticipation of the directive to companies listed on the stock exchanges of the European Union to adopt IFRS and in line with guidelines issued by Euronext. A dedicated project team was appointed in early 2002 and has completed its impact study. Given Umicore's international shareholder base, it is management's intention to adopt IFRS before it becomes compulsory in Europe by the end of 2005. Several implementation scenarios are currently being examined, including an adoption in 2003 that would result in a first publication of IFRS compliant financial statements early 2004.

Glossary - Financial definitions

EBIT:
Operating profit (loss) of fully consolidated companies + Group share in operating profit (loss) from equity consolidated companies

EBITDA:
EBIT + depreciation & amortisation + Group share in depreciation & amortisation from equity consolidated companies + metal inventory write-downs

Added Value:
Operating income less external operating costs (mainly raw materials and consumables and goods and services) = Operating profit (loss) + remuneration, social security charges and pensions + current depreciation/amortisation charges + write-downs

Return on Capital Employed (ROCE):
EBIT / total average capital employed, where EBIT is adjusted for certain financial items such as securitisation costs

Capital Employed:
Total equity + net interest-bearing debt

Capital Expenditure:
Investments in tangible and intangible assets

Cash Flow before Financing:
Net cash provided by (used in) operating activities + Net cash provided by (used in) investing activities

Net Financial Debt:
Long-term financial debt + short-term financial debt - cash & invested cash

EPS Declared:
Net earnings, Group share / total number of outstanding shares (treasury shares not deducted)

EPS Adjusted:
Net earnings before extraordinary items, Group share / total number of outstanding shares (treasury shares not deducted)

EPS Adjusted before Goodwill Amortisation:
Net earnings before extraordinary items and goodwill amortisation, Group share / total number of outstanding shares (treasury shares not deducted)

Price Earnings Ratio (PER):
Closing price / EPS adjusted before inventory write-downs

Market Capitalisation:
Closing price x total number of outstanding shares (treasury shares not deducted)

VVPR Strips:
The VVPR shares were stripped on 26 March 1999. Coupon No. 5 from VVPR shares entitled holders to a sheet of VVPR strips and coupon No.5 of the ordinary shares was cancelled. In Belgium, each VVPR strip, presented together with the ordinary coupon of the same number (before 30 November in the year of dividend payment), gives the bearer the right to a reduced rate of withholding tax. This currently amounts to a reduction from 25% to 15%.

Umicore Group 2002 Financial statements

Introduction

The consolidated accounts are published in accordance with the provisions of the Royal Decree of 25 November 1991, which governs holding companies' accounts. The accounts are stated in thousands. In view of the industrial nature of the Group, the income statement is analysed according to the type of results, in line with the plan set out in the Royal Decree of 6 March 1990 on companies' consolidated accounts. These Royal Decrees have been modified by the Royal Decree of 30 January 2001.

As was the case in previous years, the consolidated accounts of Umicore have been drawn up using accounting standards - described in section VI.a. of the Notes to the Consolidated Accounts - which are based to a large extent on European and international rules and which are common to the whole Group.

It should be noted that the accounts of companies included in the scope of consolidation have been restated to make them uniform and consistent with the principles mentioned above.

Contents

Consolidated income statement

		(€ thousand) 2002	2001
I. Operating income		**3,149,779**	**3,636,355**
A. Turnover		3,172,140	3,511,173
B. Increase (decrease) in inventories of work in process, finished goods and contracts in progress		(68,750)	79,518
C. Fixed assets - own construction		6,799	4,965
D. Other operating income		39,590	40,699
II. Operating charges		**3,072,132**	**3,515,095**
A. Raw materials and consumables		2,224,864	2,690,623
1. Purchases		2,144,854	2,702,486
2. (Increase) decrease in inventories		80,010	(11,863)
B. Services and other goods		294,144	290,854
C. Remuneration, social security charges and pensions		402,783	397,106
D. Depreciation and amortisation of		120,890	118,976
› formation expenses and intangible and tangible assets		112,407	110,226
› consolidation differences		8,483	8,750
E. Increase (decrease) in write-downs on inventories, contracts in progress and trade receivables		817	4,254
F. Provisions for liabilities and charges: charged (amounts applied/released)		(12,069)	(22,080)
G. Other operating charges		40,703	35,362
III. Operating profit (loss)	[1]	**77,647**	**121,260**
IV. Financial income		**81,193**	**121,716**
A. Income from financial fixed assets		1,970	9,126
B. Income from current assets		2,881	6,342
C. Other financial income		76,342	106,248
V. Financial charges		**97,821**	**139,668**
A. Interest and other debt charges		21,266	27,223
B. Write-downs on current assets		1,644	2,822
C. Other financial charges		74,911	109,623
Net financial income (charge)	[2]	**(16,628)**	**(17,952)**
VI. Current profit (loss)		**61,019**	**103,308**

(€ thousand)

		2002	2001
VII. Extraordinary income		**7,349**	**78,097**
A. Write-backs on intangible and tangible fixed assets and consolidation differences		-	-
B. Write-backs on financial fixed assets		142	785
C. Write-backs of provisions for extraordinary liabilities and charges		2,665	2,156
D. Gain on disposal of fixed assets		3,190	73,153
E. Other extraordinary income		1,352	2,003
VIII. Extraordinary charges		**26,991**	**48,407**
A. Extraordinary depreciation and amortisation of		2,021	13,182
› intangible and tangible assets		2,021	12,948
› consolidation differences		-	234
B. Write-downs on financial fixed assets		3,357	767
C. Provisions for extraordinary liabilities and charges: amounts charged (amounts applied)		3,481	14,029
D. Loss on disposal of fixed assets		1,396	168
E. Other extraordinary charges		16,736	20,261
Extraordinary profit (loss)	[3]	**(19,642)**	**29,690**
IX. Profit (loss) for the year before taxes		**41,377**	**132,998**
X. Income taxes	[4]	**3,238**	**10,416**
XI. Profit (loss) of consolidated companies		**38,139**	**122,582**
XII. Group share in profit (loss) of companies included by the equity method	[5]	**15,140**	**12,907**
Profit		15,140	12,907
Loss		-	-
XIII. Consolidated profit (loss)		**53,279**	**135,489**
XIV. Minority share in consolidated profit (loss)		**4,887**	**19,478**
XV. Group share in consolidated profit (loss)	[6]	**48,392**	**116,011**
APPROPRIATION ACCOUNT			
Appropriation of Group share			
Transfer from (to) reserves		(19,204)	(85,811)
Remuneration of shareholders [1]		(29,188)	(30,200)
Appropriation of minority share			
Transfer from (to) reserves		(4,887)	(19,478)
Remuneration of minority shareholders		-	-

[1] See comment p. 83

Consolidated balance sheet after appropriation at 31 December

ASSETS (€ thousand)

		2002	2001
FIXED ASSETS		**1,083,536**	**1,093,254**
II. Intangible assets	[7]	**14,810**	**10,467**
III. Consolidation differences	[8]	**102,016**	**93,997**
IV. Tangible assets	[9]	**771,121**	**773,790**
A. Land and buildings		204,331	204,669
B. Plant, machinery and equipment		455,008	390,394
C. Furniture and vehicles		23,795	23,714
D. Leasing and similar rights		12,171	13,146
E. Other tangible assets		1,951	5,271
F. Construction in progress and advance payments		73,865	136,596
V. Financial assets	[10]	**195,589**	**215,000**
Investments included by the equity method		136,288	143,037
Unconsolidated investments		22,548	21,211
Amounts receivable		36,753	50,752
CURRENT ASSETS		**1,199,900**	**1,449,195**
VI. Amounts receivable after one year		**1,990**	**1,079**
A. Trade receivables		1,371	-
B. Other amounts receivable		619	1,079
VII. Inventories and contracts in progress	[11]	**663,836**	**827,952**
A. Inventories		621,470	770,570
B. Contracts in progress		42,366	57,382
VIII. Amounts receivable within one year	[12]	**339,990**	**375,391**
A. Trade receivables		265,028	288,693
B. Other amounts receivable		74,962	86,698
IX. Invested cash	[13]	**121,140**	**70,264**
A. Own shares		70,884	30,736
B. Other investments and deposits		50,256	39,528
X. Cash at bank and in hand	[14]	**59,648**	**68,596**
XI. Deferred charges and accrued income	[15]	**13,296**	**105,913**
TOTAL ASSETS		**2,283,436**	**2,542,449**

LIABILITIES AND SHAREHOLDERS' EQUITY

		2002	2001
			(€ thousand)
TOTAL SHAREHOLDERS' EQUITY		**1,092,305**	**1,141,934**
GROUP SHAREHOLDERS' EQUITY	[16]	**1,023,045**	**1,073,646**
I. Capital		**500,000**	**500,000**
II. Share premiums		**11,139**	**11,139**
IV. Reserves		**556,579**	**537,374**
V. Consolidation differences		**1,036**	**963**
VI. Translation adjustments		**(45,709)**	**24,170**
MINORITY INTERESTS			
VIII. Minority interests	[17]	**69,260**	**68,288**
PROVISIONS AND DEFERRED TAXES	[18]	**258,411**	**270,673**
IX. A. Provisions for liabilities and charges		**243,406**	**252,325**
1. Pensions and similar obligations		97,328	111,852
2. Taxes		586	552
3. Major repairs and maintenance		19,188	17,161
4. Other liabilities and charges		126,304	122,760
B. Deferred taxes		**15,005**	**18,348**
CREDITORS		**932,720**	**1,129,842**
X. Amounts payable after one year	[19]	**92,876**	**153,841**
A. Financial debts		87,370	146,106
B. Trade debts		74	74
D. Other amounts payable		5,432	7,661
XI. Amounts payable within one year	[20]	**733,699**	**814,023**
A. Current portion of amounts payable after one year		85,746	56,876
B. Financial debts		140,571	197,349
C. Trade debts		233,272	280,709
D. Advances received on contracts		49,675	66,258
E. Taxes, remuneration and social security		92,085	91,678
F. Other amounts payable	[21]	132,350	121,153
XII. Accrued charges and deferred income	[22]	**106,145**	**161,978**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**2,283,436**	**2,542,449**

Consolidated income statement: comments and notes

[1] Operating results

The operating profit stands at EUR 77.6 million, representing a decline of EUR 43.7 million.

The analysis of the contributions made by the various operations to the Group's profit (loss) is as follows:

			(€ million)
Operations	2002	2001	Change
Advanced Materials	17.8	32.8	-15.0
Copper	9.7	13.0	-3.3
Precious Metals	52.4	50.3	2.1
Zinc	19.8	50.7	-30.9
Technology & Services	8.2	7.8	0.4
Diamonds	10.1	5.4	4.7
Write-downs on inventories	-4.2	-4.6	0.4
Corporate and other activities	(21.1)	(21.2)	0.1
	92.7	134.2	-41.5
of which profit shown by companies included by the equity method	15.1	12.9	-2.2
	77.6	121.3	-43.7

The operating results posted by these operations are detailed in the preceding report.

Note : XIV. INCOME STATEMENT

(€ thousand)

A. Analysis of turnover

	2002	2001
By activities:		
› Advanced Materials	354,556	364,774
› Copper	924,207	1,036,198
› Precious Metals	767,894	764,303
› Zinc	762,691	817,941
› Technology & Services	361,894	527,902
› Other	898	55
Total	**3,172,140**	**3,511,173**
By geographical areas of production:		
› Belgium	2,046,437	2,271,594
› France	303,332	334,958
› Germany	179,411	216,066
› Other European countries	405,507	394,436
› America	101,998	160,100
› Asia	123,616	123,193
› Africa/Oceania	11,839	10,826
Total	**3,172,140**	**3,511,173**

B. Average number of persons employed

1. Analysis by categories

	Consolidated companies	
	2002	2001
› Hourly-paid employees	4,218	3,958
› Monthly-paid employees	3,120	3,220
› Managerial staff	949	834
› Executives	51	52
Total	**8,338**	**8,064**

2. Analysis by geographical areas

	Consolidated companies				
	Hourly-paid	Monthly-paid	Managerial staff	Executives	Total
Belgium	2,685	1,168	492	7	4,352
France	825	446	182	2	1,455
Germany	-	68	7	1	76
Other European Countries	172	1,184	147	16	1,519
America	104	73	47	9	233
Africa/Oceania	107	19	10	4	140
Asia	325	162	64	12	563
Total	**4,218**	**3,120**	**949**	**51**	**8,338**

3. Analysis of remuneration, social security charges and pensions

(€ thousand)

	2002	2001
Personnel charges	387,186	368,572
Pensions and similar obligations	15,597	28,534
Total	**402,783**	**397,106**

[2] Financial results

The year closed with a net financial charge of EUR 16.6 million against EUR 17.9 million in 2001. The EUR 1.3 million improvement reflects a EUR 40.5 million decrease in financial income, which was offset by a EUR 41.8 million decrease in financial charges.

The Group's consolidated **financial income** decreased by EUR 40.5 million. This decrease mainly reflects the decrease in "Other financial income" (EUR -29.9 million), which was mainly generated by the combined impact of exchange differences and translation adjustments (EUR -28.2 million), the decrease in income from financial assets (EUR -7.1 million) and the decrease in income from current assets (EUR -3.5 million).

The decrease for 2002 in income from investment and current assets is mainly linked with the Sibeka group following the sale of its investments in natural diamonds and the repayment of the debt relating to the sale of Diamant Boart.

The Group's consolidated **financial charges** decreased by EUR 41.8 million.

This decrease reflects:

› the decrease in "Debt charges" on debts contracted by the Group (EUR -5.9 million)

› the decrease in "Write-downs on current assets" (EUR 1.2 million)

and also :

› the decrease in "Other financial charges" (EUR 34.7 million).

"Other financial charges" mainly consist of exchange differences and translation adjustments (EUR -37.8 million).

Debt charges decreased owing to the Group obtaining lower interest rates on its loans and to the decrease in the total amount of indebtedness.

[3] Extraordinary results

The year closed with an extraordinary loss of EUR 19.6 million against a profit of EUR 29.7 million in 2001, i.e. a decrease of EUR 49.3 million.

This decrease in the extraordinary results reflects the EUR 70.7 million decrease in extraordinary income, less the EUR 21.4 million decrease in extraordinary charges.

The Group's **extraordinary income** stands at EUR 7.3 million and mainly comprises the following items:

	(€ million)
› capital gains realised on fixed assets	3.2
› write-backs of provisions for liabilities and charges including	2.7
- write-backs and provisions following the closure of Umicore Oxyde France	1.0
› other extraordinary income	1.4

The Group's **extraordinary charges** stand at EUR 26.9 million and mainly comprise the following items:

› extraordinary depreciation and amortisation (EUR 2.0 million) of which:	
- on tangible fixed assets	2.0
- on consolidation differences	-
› amounts written down on financial fixed assets (EUR 3.3 million)	
› provisions for extraordinary liabilities and charges net of amounts applied (EUR 3.5 million) of which :	
- net provision for pensions and early retirement benefits	-4.9
- provision for miscellaneous liabilities and litigation	4.5
- provision for the environment	3.9
› capital losses realised on fixed assets (EUR 1.4 million)	
› other extraordinary charges (EUR 16.7 million)	

Note : XIV. INCOME STATEMENT

C. Other extraordinary charges	(€ million)
Reorganisation costs (covered by provisions)	14.4
Reorganisation costs (not covered by provisions)	1.4
Miscellaneous	0.9
Total	**16.7**

[4] Income taxes

Taxes for the financial year stand at EUR 3.2 million against EUR 10.4 million in 2001. The following companies and sub-groups mainly account for the above taxes:

	(€ million)
› Umicore France and other French subsidiaries	-1.1
› Umicore Marketing Services-Sogem group	2.0
› Umicore Med, Bulgaria	-0.4
› Umicore USA	-0.6
› Umicore Italia	0.8
› Umicore (parent company)	-1.9
› Umicore Finance Nederland and other Dutch subsidiaries	1.4
› Umicore Australia	0.6
› Umicore Commercial Services	0.9
› other subsidiaries	1.5

Note : XIV. INCOME STATEMENT

D. Reconciliation of theoretical and effective tax charges	(€ thousand)
Theoretical tax charge:	16,621
› Dividends from non-consolidated companies (income already taxed)	(1,987)
› Untaxed fraction of capital gains	4,612
› Use of deferred tax assets from previous financial years and recoverable tax losses	(2,330)
› Impact of the financial year's loss	6,943
› Tax rate differences due to foreign tax rates	(6,560)
› Items taxed on other bases	(18,635)
› Sundry deductions and reinstatements	4,574
Effective tax charge as per income statement	3,238

[5] Share in the profit of companies included by the equity method

The Sibeka group (EUR 15.6 million) accounts for the greater part of the profit realised by Group companies which are included by the equity method.

The EUR 15.1 million profit booked in 2002 is higher than the equivalent profit for 2001 (EUR 12.9 million).

The Thai company, Padaeng Industry, which was included by the equity method with effect from 1 July 2000, contributed a loss of EUR -0.6 million.

Analysis of the profit of companies included by the equity method:

		(€ million)
	2002	2001
Operating profit	21.0	22.4
Financial loss	(0.6)	(2.1)
Extraordinary loss	(3.7)	(6.3)
Taxes	(1.6)	(1.0)
	15.1	12.9

[6] Consolidated results

The fully consolidated companies posted a **profit for the year** of EUR 38.1 million (EUR 122.6 million in 2001), i.e. a decline of EUR 84.4 million.

The profit shown by companies included by the equity method, which stands at EUR 15.1 million against EUR 12.9 million in 2001, i.e. an increase of EUR 2.2 million, should be added to the above profit.

The EUR 15.6 million profit shown by the Sibeka group's synthetic diamond operations accounts for the greater part of the profit generated by the companies included by the equity method

The analysis of the **consolidated profit** is as follows:

		(€ million)
	2002	2001
Consolidated companies' profit	38.1	122.6
Share in profit of companies included by the equity method	15.1	12.9
	53.2	135.5
Minority share in profit	-4.9	-19.5
Group share in profit	48.3	116.0

Consolidated balance sheet: comments and notes

[7] Intangible fixed assets (+4,343)

Intangible fixed assets increased owing to acquisitions and own production (EUR 7.1 million) exceeding the amortisation booked for the year (EUR 3.0 million).

Investments during the year included the acquisition of licences and software (amortisation over 3 years). The new projects in progress will be amortised over 5 years.

Note : VIII. STATEMENT OF INTANGIBLE FIXED ASSETS (€ thousand)

	Concessions, patents, licences, goodwill	Software	Other intangible assets	Total
a) Acquisition value				
At the end of the preceding financial year	16,892	27,833	3,250	47,975
Movements				
› change in scope of consolidation	195	34	69	298
› acquisitions	127	860	4,382	5,369
› own construction	-	-	958	958
› disposals	-	-	-	-
› retirals	(3)	(107)	(412)	(522)
› transfers	-	3,940	(3,138)	802
› translation adjustments	(21)	(83)	(8)	(112)
› sub-total movements	298	4,644	1,851	6,793
At the end of the financial year	17,190	32,477	5,101	54,768
b) Amortisation and write-downs				
At the end of the preceding financial year	11,466	25,503	539	37,508
Movements				
› change in scope of consolidation	(4)	10	-	6
› amounts charged	820	2,124	71	3,015
› disposals	-	-	-	-
› cancellations	-	(107)	(412)	(519)
› transfers	-	-	(1)	(1)
› translation adjustments	(2)	(47)	(2)	(51)
› sub-total movements	814	1,980	(344)	2,450
At the end of the financial year	12,280	27,483	195	39,958
c) Net book value				
At the end of the preceding financial year	5,426	2,330	2,711	10,467
At the end of the financial year	4,910	4,994	4,906	14,810

[8] Consolidation differences (+8,019)

The increase in consolidation differences carried under assets can be broken down as follows:

	(€ million)
› change in the scope of consolidation	
- GM Metals	5.4
- Unaxis Materials AG	11.9
	17.3
› amortisation booked for the financial year	
- operating charges	-9.4
- extraordinary charges	-
	-9.4
› translation adjustments	0.1
	8.0

Note : XII. STATEMENT OF CONSOLIDATION DIFFERENCES (€ thousand)

Net book value	Positive differences	Negative differences
At the end of the preceding financial year	93,997	963
Movements		
› change in scope of consolidation	17,303	1,010
› ordinary amortisation charges	(9,398)	(915)
› extraordinary amortisation charges	-	-
› other movements	114	(22)
› sub-total movements	8,019	73
At the end of the financial year	102,016	1,036

[9] Tangible fixed assets (-2,669)

Industrial investments, including own production, totalled EUR 145.8 million of which EUR 76.9 million at n.v. Umicore s.a., Belgium, EUR 20.8 million at Umicore France, EUR 32.6 million at Umicore Med, Bulgaria, EUR 2.9 million at Galva 45 and EUR 1.6 million at Umicore Germanium USA.

At Umicore Med, Bulgaria, the modernisation of installations and their adaptation to European environmental standards was finalised in 2002.

An amount of EUR 109.4 million was booked to cover ordinary depreciation and EUR 2 million to cover extraordinary depreciation.

Changes in the scope of consolidation had a net impact of EUR 11.9 million.

Translation adjustments mainly linked to the fall in value of the USD against the euro had a net impact of EUR -42.7 million.

Note : IX. STATEMENT OF TANGIBLE FIXED ASSETS

(€ thousand)

	Land and buildings	Plant, machinery and equipment	Furniture and vehicles	Leasing and similar rights	Other tangible assets	Construction in progress and advance payments
a) Acquisition value						
At the end of the preceding financial year	429,996	1,330,686	96,016	19,600	152,302	136,596
Movements						
› change in scope of consolidation	4,121	10,750	2,283	49	14	67
› acquisitions	4,322	44,035	6,432	35	340	84,723
› own construction	435	2,908	579	-	-	1,920
› disposals	(1,902)	(4,306)	(5,943)	(54)	(990)	(361)
› retirals	(2,716)	(7,681)	(1,702)	(225)	(20,174)	-
› transfers	21,914	113,951	3,329	(221)	1,061	(140,837)
› translation adjustments	(11,699)	(39,469)	(2,244)	(246)	(72)	(8,243)
› sub-total movements	14,475	120,188	2,734	(662)	(19,821)	(62,731)
At the end of the financial year	444,471	1,450,874	98,750	18,938	132,481	73,865
b) Depreciation and write-downs						
At the end of the preceding financial year	225,327	940,292	72,302	6,454	147,031	-
Movements						
› change in scope of consolidation	826	3,099	1,386	17	8	-
› amounts charged	20,022	77,264	9,597	823	3,713	-
› write-backs	-	(7)	-	-	-	-
› disposals	(146)	(3,852)	(5,164)	(31)	(417)	-
› cancellations	(2,385)	(6,886)	(1,641)	(225)	(19,847)	-
› transfers	1	(224)	227	(108)	106	-
› translation adjustments	(3,505)	(13,820)	(1,752)	(163)	(64)	-
› sub-total movements	14,813	55,574	2,653	313	(16,501)	-
At the end of the financial year	240,140	995,866	74,955	6,767	130,530	-
c) Net book value						
At the end of the preceding financial year	204,669	390,394	23,714	13,146	5,271	136,596
At the end of the financial year	204,331	455,008	23,795	12,171	1,951	73,865
of which:						
land and buildings				12,077		
plant, machinery and equipment				94		

[10] Financial fixed assets (-19,411)

The changes in financial fixed assets reflect the following factors:

(€ million)

- EUR -6.75 million change in participating interests included by the equity method, which breaks down as follows:

› change in scope of consolidation and capital increase (decrease)	
Padaeng Industry (acquisition of further shares)	0.33
Umicore Oxyde UK (change of method)	0.76
Unimet (change of method)	0.93
› sales to third parties	-
› (net) result realised	15.14
› dividend distribution	-6.35
› translation adjustments	-17.56
	-6.75

- EUR +1.34 million change in non-consolidated participating interests, which breaks down as follows :

› acquisitions from third parties and capital increase	
- Rezinal	+3.35
- Union Zinc Russia	+0.10
- Umicore Strub Suisse	+1.71
- Umicore Strub Slovakia	+0.56
- Umicore Marketing Services Taiwan	+1.27
- Sopave	+0.70
	+7.69
› sales to third parties and capital decrease	
- Galva 08	-0.32
- Sonaca	-0.24
- Two Six	-0.51
- Oil Tanking (Bulgaria)	-0.34
	-1.41
› amounts written down	
- Sigen	-2.68
- Pangaea	-0.27
	-2.95
› reversals of amounts written down (due to disposals or surplus to requirements)	+0.03
› transfers and changes in the scope of consolidation	
- Umicore Specialty Chemicals Arab (USA)	-2.50
- Umicore Marketing Services - Shanghai	-0.16
- Pangaea	+1.63
	-1.03
› translation adjustments	-0.99
TOTAL	+1.34

- EUR -14 million change in amounts receivable, which breaks down as follows:

	(€ million)
› repayments	-31.11
› new receivables	+15.15
› change in scope of consolidation	+0.39
› transfers	+2.37
› amounts written down	-0.41
› reversals of amounts written down	+0.11
› translation adjustments	-0.50
	-14.00

Note : X. STATEMENT OF FINANCIAL FIXED ASSETS

(€ thousand)

a) Investments included by the equity method

At the end of the preceding financial year	143,037
Movements	
› change in scope of consolidation	1,694
› acquisition of further shares	326
› dividends paid	(6,348)
› profit (loss) for the financial year	15,140
› translation adjustments	(17,561)
› sub-total movements	(6,749)
At the end of the financial year	136,288

b) Non-consolidated investments

	Acquisition value	Write-downs
At the end of the preceding financial year	56,284	(35,073)
Movements		
› change in scope of consolidation	(2,823)	168
› acquisitions and capital increase	7,693	-
› disposals and capital decrease	(1,643)	228
› write-downs	-	(2,925)
› write-backs	-	2
› transfers and other charges	1,799	(168)
› translation adjustments	(2,098)	1,104
› sub-total movements	2,928	(1,591)
At the end of the financial year	59,212	(36,664)
Net book value		
At the end of the preceding financial year	-	21,211
At the end of the financial year	-	22,548

c) Amounts receivable

	Acquisition value	Write-downs
At the end of the preceding financial year	54,291	(3,539)
Movements		
› change in scope of consolidation	393	-
› additions and acquisitions	15,140	-
› write-downs and write-backs	-	(291)
› repayments and disposals	(31,473)	361
› transfers	2,367	-
› translation adjustments	(749)	253
› sub-total movements	(14,322)	323
At the end of the financial year	39,969	(3,216)
Net book value		
At the end of the preceding financial year		50,752
At the end of the financial year		36,753

[11] Inventories and contracts in progress (-164,116)

The following companies mainly account for the decrease in inventories and contracts in progress:

	(€ million)
› n.v. Umicore s.a.	-93.81
› Umicore France	-4.89
› Umicore Marketing Services - Sogem group	-55.26
› Umicore Engineering	-13.54
› Umicore Commercial Services	+9.26
› Umicore Med, Bulgaria	-16.12
› Umicore Italia	+3.18
› change in scope of consolidation	+9.80
› other companies (decrease in inventories)	-6.43
› other companies (increase in inventories)	+3.69
	-164.12

As Sogem is a trader its inventories can fluctuate sharply from one year end to the next depending on the level of transactions outstanding.

It should be remembered that since 1992 the Group has valued its metal inventories on an annual LIFO basis in view of the nature of its activities and the problems entailed by stock-taking.

The Group's metal inventories are valued at EUR 319.7 million on a LIFO basis and have a market value of EUR 479.2 million.

[12] Amounts receivable within one year (-35,401)

Trade receivables decreased by EUR 23.7 million mainly due to the following factors:

	(€ million)
- change in the scope of consolidation	+7.54
- Group companies (increase)	+9.39
- Group companies (decrease)	-40.59

The portfolio of trade receivables due from third parties funded by means of securitisation amounted to EUR 159.6 million for the Umicore Group at 31 December 2002 of which EUR 23.6 million were deferred and carried under "Other receivables".

At 31 December 2001 the portfolio of trade receivables due from third parties funded by means of securitisation amounted to EUR 156.5 million, of which EUR 26.5 million were deferred and carried under "Other receivables".

The net impact of trade receivables funded in this way was EUR 6.0 million higher at 31.12.2002 than at 31.12.2001, giving rise to a corresponding decrease in the amount of trade receivables not funded by means of securitisation.

Other receivables decreased by EUR 11.7 million, which includes the deferred purchase price (EUR 23.6 million) of the securitised receivables.

[13] Invested cash (+50,876)

The increase in invested cash mainly reflects the combined effect of the following factors:

› own shares **+40,148**

In 1999 Umicore decided to buy back its own shares in accordance with statutory limits and conditions.

This decision was renewed for the last time at the Extraordinary General Meeting held on 21 December 2001.

The following acquisitions of own shares were effected:

	No. of shares	Amount in €
31.12.1999	241,488	7,651,208.93
Acquisitions 2000 (net)	1,808,160	65,247,586.47
31.12.2000	2,049,648	72,898,795.40
2001		
Acquisitions (net)	1,888,045	84,829,324.65
Removal (securities lending)	-25,000	-915,116.00
	1,863,045	83,914,208.65
Cancellation extraordinary general meeting 30/3	-1,617,515	-62,754,380.15
Cancellation extraordinary general meeting 21/12	-1,400,000	-63,338,816.63
Movements 2001	-1,154,470	-42,178,998.13
VVPR strips	-	16,025.00
Position at 31.12.2001	895,178	30,735,832.27
2002		
Acquisitions (net)	937,217	40,569,017.29
Exercise of option	-40,700	-1,319,836.30
Cancellation 2002	-	-
	896,517	39,249,180.99
Reinstatement of securities lending 2001	25,000	915,116.00
Transfer of VVPR strips	-	-16,025.00
Movements 2002	921,517	40,148,271.99
Position at 31.12.2002	1,816,695	70,884,104.26

These shares are not included in the dividend distribution and the corresponding coupon has been cancelled.

An unavailable reserve for the same amount has been set aside.

The loan of 65,000 shares effected with Dexia Bank as part of the Stock Option Plan management arrangements is carried under "Own shares" - Amounts due from third parties for own shares held. The VVPR strips valued at EUR 16,025 have been transferred to "Other investments" - shares.

› other investments **+10,728**

The position of other cash investments was as follows:

	(€ million)
› Umicore, Belgium	13.15
› Umicore Financial Services	28.14
› Umicore USA	1.83
› Umicore Australia	4.01
› Umicore Marketing Services - Sogem group	1.90
› other subsidiaries	1.23
	50.26

[14] Cash at bank and in hand (-8,948)

At the end of the financial year cash at bank and in hand stood at EUR 59.65 million, which breaks down as follows:

	(€ million)
› Umicore, Belgium	+5.47
› Umicore Financial Services	+5.63
› Umicore France	+2.12
› Umicore Italia	+4.26
› Umicore Norway	+2.33
› Umicore Marketing Services - Sogem group	+14.39
› Umicore Med, Bulgaria	+2.35
› Umicore Shanghai	+1.04
› Umicore Canada	+2.47
› Umicore Commercial Services	+1.98
› Umicore Cobalt Products	+1.58
› Umicore Materials AG	+3.23
› Metall Dinslaken GmbH	+1.68
› other subsidiaries	+11.12
	+59.65

[15] Deferred charges and accrued income (-92,617)

The items carried under this heading stood at EUR 13.29 million which breaks down as follows:

	(€ million)
› Umicore, Belgium (parent)	+3.07
› Umicore France	+1.79
› Umicore Cuivre et Zinc	+1.15
› Umicore Marketing Services - Sogem group	+5.61
› other subsidiaries	+1.67
	+13.29

The significant decrease in 2002 (EUR 92.6 million) resulted primarily from the offsetting at Umicore, Belgium, between exchange gains and losses resulting from the marking to market of forward exchange contracts and the exchange gains and losses on commercial contracts (EUR 64.20 million).

[16] Shareholders' equity (-50,601)

Changes in Group shareholders' equity are analysed in section XI. of the Notes to the Consolidated Accounts. They can be summarised as follows:

	(€ thousand)
› profit for the year (Group share)	+48,392
› consolidation differences	+73
› translation adjustments	-69,879
› dividend distribution	-29,187
	-50,601

The capital of n.v. Umicore s.a., Belgium, of EUR 500 million is represented by a total of 22,600,000 shares of which 1,816,695 are held by the parent company (own shares).

The change in translation adjustments (EUR 69.9 million) made when consolidating foreign companies is mainly due to the depreciation of the US dollar against the euro (consolidation currency), in particular at Umicore Med, Bulgaria (EUR 28.35 million), Umicore USA (EUR 10.31 million) and Sibeka (EUR 10.85 million).

The increase in the consolidation differences carried under liabilities (EUR +73 thousand) is due to:

	(€ thousand)
› amortisation for the period (operating)	-915
› change in the scope of consolidation	+1,010
› translation adjustments	-22
	+73

Umicore has decided to propose to the Annual General Meeting of Shareholders that a pre-tax dividend of EUR 1.40 be paid on the shares not held by Umicore, i.e. 20,848,305 shares (EUR 29.19 million).

This amount will be amended to make allowance for the number of its own shares held by Umicore on 9 April 2003, the date of the Annual General Meeting of Shareholders.

With effect from 26 March 1999, all the VVPR shares were converted into ordinary shares with a coupon strip attached. Coupon No. 5 from the VVPR shares entitled holders to a strip of coupons (a total of 2,185,163 strips were issued) and coupon No. 5 from the ordinary shares was cancelled.

Note : XI. STATEMENT OF SHAREHOLDERS' EQUITY

(€ thousand)

	Capital	Share premiums	Reserves	Consolidation differences	Translation adjustments	Total
At the end of the preceding financial year	500,000	11,139	537,374	963	24,170	1,073,646
Movements						
› capital increase	-	-	-	-	-	-
› remuneration of shareholders	-	-	(29,187)	-	-	(29,187)
› change in translation adjustments	-	-	-	-	(69,879)	(69,879)
› change in consolidation differences	-	-	-	73	-	73
› profit (loss) for the financial year	-	-	48,392	-	-	48,392
At the end of the financial year	500,000	11,139	556,579	1,036	(45,709)	1,023,045

[17] Minority interests (+972)

The increase in the minority shareholders' share of the Group's equity mainly reflects the following changes:

	(€ million)
› minority shareholders' share in the profit for the year	+4.89
› dividend paid to minority shareholders (2001)	-1.57
› proposed dividend payment for 2002 to minority shareholders	-
› capital increase and acquisitions of additional shares in Umicore Med, Bulgaria, and Pacific Rare Metals, The Philippines	+0.75
› translation adjustments	-3.10
	+0.97

[18] Provisions for liabilities and charges and deferred taxes (-12,262)

The changes in the various types of provisions are analysed in section XVIII. of the Notes to the Consolidated Accounts. They can be summarised as follows:

		(€ million)
› amounts charged in the financial year		71.48
of which as operating charges	42.78	
of which as financial charges	1.35	
of which as extraordinary charges	24.88	
of which as deferred tax charges	2.47	
› amounts applied in the financial year		-68.71
of which as operating charges	-47.25	
of which as extraordinary charges	-21.40	
of which as deferred tax charges	-0.06	
› amounts released in the financial year		-13.97
of which as operating income	-7.60	
of which as extraordinary income	-2.67	
of which as deferred tax charges	-3.70	
› change in scope of consolidation		+2.10
› translation adjustments		-2.88
› other changes		-0.28
		-12.26

The various types of provisions registered the following changes in the course of the financial year:

› pensions and similar obligations	-14.52
› taxes	+0.03
› major repairs and maintenance	+2.03
› other liabilities and charges	+3.54
› deferred taxes	-3.34
	-12.26

The decrease in provisions for pensions and similar obligations (EUR -14.52 million) reflects the net result of the amounts charged, applied and released in the course of the financial year. The decrease mainly affects n.v. Umicore s.a. due to payment made under early retirement plans.

Furthermore, the impact of the change in valuation rules noted in appendix VI.a., "Accounting principles and valuation rules" - item 13 - Provisions for pensions - is EUR 4.5 million, both on the operating results (profit) and on the provisions (decrease).

Provisions for major repairs and maintenance increased by EUR 2.03 million.

These provisions, which mainly cover the cost of carrying out regular maintenance work on the furnaces and cell houses, fluctuate according to maintenance cycles and to investments and disposals effected.

Provisions for other liabilities and charges increased by EUR 3.54 million, reflecting the amounts charged, applied and released in 2002 and the impact of the changes in the scope of consolidation (EUR +1.8 million).

On the environmental front n.v. Umicore s.a. concluded an agreement with the Flemish Regional Authorities in 1997 on the rehabilitation of its industrial sites, spread over a period of 10 years. A joint working party was set up to compile a detailed inventory of the work to be carried out and to determine priorities, and also to find optimum solutions for long-standing pollution problems.

The studies will be used as a basis for drawing up a concrete plan of action with OVAM (the Flemish regional waste authority) and for prioritising objectives.

Finalisation of the rehabilitation plan was delayed due to problems in interpreting the agreement, and no increase in provision occurred in 2002.

Provisions for other liabilities and charges also include a provision for restructuring (EUR 7.8 million), mainly covering the social plans for activities which ceased in 2002.

	(€ million)
› Umicore, Belgium (Overpelt)	3.8
› Umicore France	1.9
› Umicore Oxyde France	2.1
	7.8

The Umicore Group's environmental provisions included under "Other provisions for liabilities and charges" at 31 December 2002 can be broken down as follows:

	(€ thousand)
› covering ponds	38,107
› cleaning up the soil	19,224
› rehabilitating sites	19,102
› waste treatment	14,362
› studies	298
› miscellaneous	1,536
	92,629

The decrease in the provision for deferred taxes (EUR 3.34 million) mainly reflects the situation at Umicore Med, Bulgaria (EUR 2.62 million), and the decrease in deferred taxes at Umicore France (EUR 1.66 million).

The provision for deferred taxes set aside by Umicore Med, Bulgaria, in accordance with Group rules, which are based on IAS 12, was estimated on the basis of the company's special tax position at the time of acquisition. This position was confirmed in the course of the 2002 financial year.

Note : XVIII. STATEMENT OF PROVISIONS AND DEFERRED TAXES

(€ thousand)

	Pensions and similar obligations	Tax charges	Major repairs and maintenance	Other liabilities and charges	Deferred taxes
Net book value					
At the end of the preceding financial year	111,852	552	17,161	122,760	18,348
Movements					
› change in scope of consolidation	134	-	-	1,837	127
› charged	13,250	35	16,539	39,191	2,468
› applied	(22,959)	-	(11,845)	(33,848)	(59)
› released	(4,674)	(1)	(2,163)	(3,426)	(3,704)
› transfers	(279)	-	-	-	-
› translation adjustments	4	-	(504)	(210)	(2,175)
› sub-total movements	(14,524)	34	2,027	3,544	(3,343)
At the end of the financial year	97,328	586	19,188	126,304	15,005

[19] Amounts payable after one year (-60,965)

The decrease in amounts payable after one year breaks down as follows:

	(€ million)
› transfer of the current portion	-83.89
› repayment effected in 2002	-23.52
› new loans contracted	+41.26
› amounts written down	-
› change in scope of consolidation	+7.91
› translation adjustments	-2.74
› subsidies	-0.25
› transfer	+0.27
	-60.96

Note : XIII. STATEMENT OF AMOUNTS PAYABLE AFTER ONE YEAR (excluding investment grants) (€ thousand)

A. Analysis by maturity dates	n+2	n+3	n+4	n+5	n+6 to 10	n+11 to 15	Total
Unsubordinated debentures	30	36	37	37	31	-	171
Leasing and similar obligations	21	-	-	-	-	-	21
Credit institutions	51,170	15,837	713	19,339	119	-	87,178
Other financial debts	-	-	-	-	-	-	-
sub-total financial debts	**51,221**	**15,873**	**750**	**19,376**	**150**	**-**	**87,370**
Trade debts	74	-	-	-	-	-	74
Other amounts payable (excl. EUR 2.49 million of investment grants)	2,932	-	-	-	-	-	2,932
Total	**54,227**	**15,873**	**750**	**19,376**	**150**	**-**	**90,376**

B. Analysis of financial debts by currencies [1]	EUR	Other European currencies	USD	Other	Total
Unsubordinated debentures	171	-	-	1,151	1,322
Leasing and similar obligations	-	21	-	5	26
Credit institutions	147,221	164	24,157	-	171,542
Other financial debts	-	-	-	-	-
Total financial debts	**147,392**	**185**	**24,157**	**1,156**	**172,890**

[1] Including current portion of financial debts (EUR 85.51 million)

[20] Amounts payable within one year (-80,324)

Amounts payable within one year mainly comprise financial debts, trade debts and amounts due in respect of taxes, wages and social security.

The current portion of amounts payable after one year increased by EUR 28.87 million owing to the following:

	(€ million)
› repayment of loans	-56.61
› transfer from amounts payable after one year (current portion)	+83.89
› change in scope of consolidation	+0.25
› new loan	+2.18
› miscellaneous	-0.84
	+28.87

Financial debts decreased by EUR 56.78 million and trade debts by EUR 47.44 million.

[21] Other debts (+11,197)

Other debts payable within one year (EUR 132.3 million) increased by EUR 11 million, reflecting, in particular, that portion *of trade receivables which was securitised at the end of November 2002 and collected in December (EUR 89 million,* up by EUR 8 million compared with 2001) and which will be refunded to the financial institution in charge of the securitisation operation at the time December's balance is calculated, which is scheduled for the middle of January.

Table summarising short-term and long-term financial debts (€ million)

	Total		Credit institutions	
	2002	2001	2002	2001
Long-term debts				
Unsubordinated debentures	0.17	0.18	-	-
Leasing	0.02	0.03	-	-
Credit institutions	87.18	145.90	87.18	145.90
Other debts	-	-	-	-
	87.37	**146.11**	**87.18**	**145.90**
Current portion of long-term debts				
Unsubordinated debentures	1.15	2.38	-	-
Leasing	0.05	0.03	-	-
Credit institutions	84.36	54.21	84.36	54.21
Trade debts	0.13	0.14	-	-
Other debts	0.06	0.11	-	-
	85.75	**56.87**	**84.36**	**54.21**
Short-term debts				
Credit institutions	138.46	184.09	138.46	184.09
Other non-bank	2.11	13.26	-	-
	140.57	**197.35**	**138.46**	**184.09**
TOTAL	**313.69**	**400.33**	**310.00**	**384.20**
Repayment of debts				
Within the year	226.32	254.43	222.63	238.30
Between 1 and 5 years	87.37	145.90	87.37	145.90
After 5 years	-	-	-	-
TOTAL	**313.69**	**400.33**	**310.00**	**384.20**

Long-term debts with credit institutions, including the current portion of such debts, account for 99.1% of total debts. 85.82% of these long-term debts were contracted in euro.

The average interest rate at the year end for long-term floating-rate loans in euro was 3.76%.

The weighted average residual maturity of long-term financial debts at the year-end was 2.4 years.

Short-term financial debts (EUR 138.46 million) are mainly denominated in euro.

The average interest rate for short-term financial debts was 1.69% for the USD and 3.21% for the euro.

Current borrowing requirements are covered by short-term credit lines, either confirmed or unconfirmed, in USD, euro and other currencies.

These are multi-purpose credit lines which can be used in the form of advances, overdrafts, acceptances, etc.

In addition, the Umicore Financial Services Coordination Centre has at its disposal short-term financial resources for issuing commercial paper up to an amount of EUR 125 million, of which EUR 63.77 million were in use at 31.12.2002.

[22] Accrued charges and deferred income (-55,833)

At Umicore these items comprise treatment charges to be incurred on material to be toll treated. These charges have already been invoiced to customers but have not been booked to income as the treatment has not yet been carried out. They decreased from EUR 23.84 million at the end of 2001 to EUR 23.11 million at the end of 2002.

The value of metals which had been invoiced but not delivered increased by EUR 26.95 million from EUR 14.74 million to EUR 41.69 million.

"Accrued charges and deferred income" also include the potential loss resulting from the revaluation of exchange positions at n.v. Umicore s.a. (EUR 0.05 million) and the result of marking to market of metal positions (EUR 6.38 million) and forward exchange contracts at Umicore Financial Services (EUR 0.61 million).

The significant fall in potential loss due to the revaluation of exchange positions is mainly due to the offsetting carried out in 2002 (EUR 64.19 million), booked under "Deferred charges and accrued income".

Note : XV. RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET (€ thousand)

	2002	2001
Guarantees constituted by third parties on behalf of the Group	41,878	63,771
Guarantees constituted by the Group on behalf of third parties	57,801	54,866
Guarantees constituted by the Group on own assets and for own account	868	448
Guarantees received	31,957	23,203
Property and securities held by third parties in their own names but at the Group's risk	47,643	76,903
Commitments to acquire and sell fixed assets	-	9
Forward contracts:		
› Commodities purchased (to be received)	321,774	326,628
› Commodities sold (to be delivered)	474,284	640,698
› Currencies purchased (to be received)	1,498,222	1,896,524
› Currencies sold (to be delivered)	1,498,843	1,899,872
Property and securities of third parties held by the Group	88,188	231,453
Miscellaneous rights and commitments	26,972	15,158

Note : XVII. FINANCIAL RELATIONS WITH DIRECTORS (€ thousand)

Aggregate amount of remuneration attributed in the financial year to the directors or executive officers of the consolidating company by reason of their offices in said company, its subsidiaries and its affiliated companies, including the retirement allowances attributed, for the same reason, in the financial year to former directors or executive officers	1,245

Statement of consolidated cash flows and comments

(€ million)

	2002	2001	2000
Operating activities			
Consolidated profit (loss) (Group share)	48.39	116.01	136.12
Minority interests in consolidated profit (loss)	4.89	19.48	5.40
Profit (loss) of companies included by the equity method, net of dividends received	(8.79)	(8.46)	(3.74)
Depreciation of tangible fixed assets	111.41	119.34	104.29
Amortisation of intangible assets and consolidation differences	11.50	12.82	21.47
Amortisation of investment grants	(0.54)	(0.66)	(1.02)
Write-downs (write-backs) on amounts receivable	-	-	-
Write-downs (write-backs) on financial fixed assets	4.21	(0.02)	5.73
Increase (decrease) in provisions for liabilities and charges	(11.20)	(14.14)	16.31
(Gain) loss on disposal of fixed assets	(0.82)	(72.01)	(34.11)
Cash flow	159.05	172.36	250.45
(Increase) decrease in working capital requirements for operations	177.53	(21.02)	39.68
Impact of changes in scope of consolidation and translation adjustments on working capital requirements and on net cash and equivalents	(6.03)	14.58	(16.48)
Transfers of current assets and current liabilities and other movements	(2.36)	(3.35)	(2.43)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES [23]	**328.19**	**162.57**	**271.22**
Investing activities			
Acquisitions and own production of tangible fixed assets	(144.33)	(173.37)	(103.81)
Acquisitions and own production of intangible fixed assets	(6.33)	(4.67)	(0.62)
Acquisitions of financial fixed assets (consolidated)	(37.02)	(35.95)	(35.65)
Acquisitions of additional shareholdings in Group companies	(0.36)	(2.54)	(0.30)
Acquisitions of financial assets	(7.69)	(7.09)	(4.98)
New loans extended	(16.20)	(1.86)	(1.83)
Sub-total acquisitions	(211.93)	(225.48)	(147.19)
Disposal of tangible fixed assets	5.98	5.31	9.77
Disposal of intangible fixed assets	0.01	0.12	0.02
Disposal of consolidated financial investments	0.38	0.02	25.38
Disposal of financial fixed assets	1.41	140.64	30.24
Repayment of loans	35.92	2.47	2.93
Sub-total disposals	43.70	148.56	68.34
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES [24]	**(168.23)**	**(76.92)**	**(78.85)**
Financing activities			
Capital increase	-	-	-
New loans	43.73	3.27	35.72
Own shares	(40.15)	(83.93)	(65.25)
Repayment of loans	(72.63)	(62.95)	(52.85)
Dividends paid to Umicore shareholders	(30.20)	(31.76)	(29.99)
Dividends paid to minority shareholders by fully consolidated subsidiaries	(1.57)	(2.85)	(1.69)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES [25]	**(100.82)**	**(178.22)**	**(114.06)**
INCREASE (DECREASE) IN NET CASH AND EQUIVALENTS [26]	**59.14**	**(92.57)**	**78.31**
Net cash and equivalents: opening position	(89.22)	3.79	(74.79)
Change in scope of consolidation and transfers on opening position	(0.58)	(0.44)	0.27
Net cash and equivalents: closing position	(30.66)	(89.22)	3.79

Definitions

The Umicore Group's statement of cash flows shows the difference between actual amounts received and amounts disbursed in the course of the financial year and provides an analysis of these amounts on the basis of operating, investing and financing activities.

Operating activities should be understood in the broadest sense of the word, i.e. also including cash flows linked to debt servicing and financial products (financial income), extraordinary items which are not linked to investment transactions and also income taxes. The cash flow from operating activities is calculated on the basis of the net profit (indirect method):

› by eliminating from this profit the charges and income:

- which do not have an impact on cash flows, such as depreciation, provisions, write-downs, etc.
- which are linked to investment transactions (such as the proceeds from the sale of fixed assets);

› by taking into account the difference in operational working capital requirements.

The difference in operational working capital requirements represents the difference between current assets and current liabilities, excluding cash at bank and in hand and financing, where necessary re-stated to allow for the impact of changes in the scope of consolidation and exchange rates, plus items more specifically linked to investing activities.

Financing activities comprise the various changes in loans and debts at more than one year (repayments of loans and new loans) and other cash movements pertaining to permanent funds, such as capital increases or decreases and dividends paid either to minority shareholders by fully consolidated subsidiaries, or to the company's shareholders.

The change in the net cash position includes changes in liquid financial assets, i.e. short-term cash investments, available assets and short-term financial debts.

Comments

[23] Increase in the cash flow from operating activities

The cash flow from operating activities given in the table on page 67 stands at EUR 159.05 million for the Group, i.e. a decline of EUR 13.31 million compared with 2001.

The positive change in operational working capital requirements (EUR 177.53 million), the impact of the changes in the scope of consolidation and translation adjustments (EUR - 6.03 million) and other changes (EUR -2.36 million) resulted in an increase in the cash flow of EUR 169.14 million, i.e. a positive difference in the cash flow from operating activities for the 2002 financial year of EUR 328.19 million (against EUR 162.57 million in 2001 and EUR 271.22 million in 2000).

[24]] Investing activities

Investing activities for 2002 stand at EUR 211.93 million, against EUR 225.48 million in 2001. This figure was offset in part by disposals of intangible, tangible and financial investments totalling EUR 43.70 million against EUR 148.56 million in 2001, i.e. a negative net position of EUR -168.23 million.

This mainly reflects the following transactions:

		(€ million)
› continuation of major investments in tangible assets in Belgium and abroad		144.37
› acquisition of interests in consolidated companies and companies included by the equity method		37.02
including acquisition of		
- Umicore Materials AG	20.70	
- GM Metals	6.08	
- Hunan Fuhong Zinc	5.50	
- Umicore Indium Products	2.50	
- Umicore SP MAT USA	1.07	
- Pacific Rare Metals Industries	1.17	
› acquisition of additional interests in Group companies		0.36
- Padaeng	0.33	
- other	0.03	
› acquisition of financial assets		7.69
- Rezinal	3.35	
- Umicore Strub	2.27	
- Umicore Taiwan	1.27	
- Sopave	0.70	
- Union Zinc Russia	0.10	
› sale of financial fixed assets		1.41
including sale of:		
- Galva 08	0.32	
- Sonaca	0.24	
- Two Six	0.51	
- Oil Tanking	0.34	
› repayment of loans		35.92

[25] Financing activities

The new loans at more than one year contracted with financial institutions in 2002 i.e. EUR 43.73 million, less repayments of existing loans, i.e. EUR -72.63 million, the acquisition by n.v. Umicore s.a. of its own shares, i.e. EUR -40.15 million and dividend payments to shareholders of EUR -31.77 million give a negative net balance of EUR -100.82 million.

[26] Change in net cash flow

The positive net change (EUR 59.14 million) in the Group's cash flow in 2002 is mainly due to the change in working capital requirements in comparison with 31 December 2002.

The combined effects of the decrease in inventories (EUR -164.17 million), amounts receivable (EUR -35.40 million) and amounts payable (EUR -80.32 million) are responsible for the reduction in working capital requirements.

The position can be summarised as follows:

	(€ million)
› net cash provided by operating activities	328.19
› net cash used in financing activities	-100.82
› net cash used in investing activities (2002)	-168.23
Positive net change in cash flow	+59.14

Analysis of net change

(€ thousand)

	Change	2002	2001
Short-term financial debts	56,778	-140,571	-197,349
Other invested cash	10,728	50,256	39,528
Cash at bank and in hand	-8,948	59,648	68,596
	58,558	-30,667	-89,225
Adjustment of opening position	582	582	-
	59,140	-30,085	-89,225

Notes to the 2002[1] consolidated financial statements

I. Criteria for determining the consolidation methods

Full consolidation is used for subsidiaries in which the consolidating company holds a de facto or de jure controlling interest.

Proportional consolidation is applied to subsidiaries held and managed jointly by a limited number of shareholders.

The equity method is used for associated companies over which one or more of the companies included in the scope of consolidation exert a significant influence.

I.bis. Changes in the scope of consolidation

In 2002 the main changes in the scope of consolidation were the full consolidation of the Umicore Materials companies.

A summary table stating the impact of the various changes on the balance sheet and the income statement is included in the notes to the accounts.

The following changes occurred with regard to the consolidated companies:

1. Acquisitions and additions to the scope of consolidation

1.1. Full consolidation

› Umicore Materials (Unaxis)

- Umicore Materials AG	100%
- Umicore Materials Netherlands	100%
- Umicore Materials USA	100%

These companies are active in thin film products based on precious metals, indium and other special metals.

› GM Metals, France	100%

This company is active in the zinc alloy recycling process.

› Hunan Fuhong Zinc International, China	100%

This company is the first Chinese producer of fine zinc powder for use in anti-corrosion paint.

› Pacific Rare Metals, The Philippines	67%

This company is active in the production of chemicals such as cobalt sulphate and nickel oxides and carbonates.

› Other companies acquired	100%
- Umicore Specialty Chemicals Arab (acquired in December 2001 - consolidated in 2002)	
- Umicore Indium Products	

These companies were fully consolidated in 2002 in accordance with the Group's accounting principles.

[1] The numbering of these notes reflects the provisions of the Royal Decree of 25 November 1991 pertaining to holding companies' accounts

1.2. Capital increase and change in the percentage interest held

In the course of the 2002 financial year Umicore carried out the following additional share purchases:

	2002
Umicore Med, Bulgaria (in 2001: 99.73%)	99.77%

1.3. Companies included by the equity method

› Padaeng Industry, Thailand

By acquiring shares on the stock market, n.v. Umicore s.a. increased its participating interest in Padaeng Industry from 46.05% to 46.56%.

› Umicore Oxyde UK (in liquidation) and Unimet (reduced operation), which were fully consolidated, were included by the equity method in 2002.

2. Disposals and exclusion from the scope of consolidation

The Umicore Group did not record any significant disposals or exclusions from the scope of consolidation in 2002.

INCOME STATEMENT MOVEMENTS (€ thousand)

Impact of the year's acquisitions on the results for 2002

	GM Metals	Pacific Rare Metals	Umicore Materials	Umicore Indium Products	Hunan Fuhong Zinc	TOTAL
I. Operating income	9,814	916	29,538	1,581	7,593	49,442
II. Operating charges	(9,340)	(994)	(26,923)	(2,019)	(7,240)	(46,516)
III. Operating profit (loss)	**474**	**(78)**	**2,615**	**(438)**	**353**	**2,926**
IV. Financial income	1	23	118	-	-	142
V. Financial charges	(108)	(188)	(656)	-	(48)	(1,000)
Net financial income (charge)	**(107)**	**(165)**	**(538)**	**-**	**(48)**	**(858)**
VI. Pre-tax current profit (loss)	**367**	**(243)**	**2,077**	**(438)**	**305**	**2,068**
VII. Extraordinary income	2	-	-	-	-	2
VIII. Extraordinary charges	(5)	-	-	-	(6)	(11)
Extraordinary profit (loss)	**(3)**	**-**	**-**	**-**	**(6)**	**(9)**
X. Income taxes	(213)	-	5	-	(75)	(283)
XI. Profit (loss) of consolidated companies	**151**	**(243)**	**2,082**	**(438)**	**224**	**1,776**
XII. Group share in profit (loss) of companies included by the equity method	-	-	-	-	-	-
XIII. Consolidated profit (loss)	**151**	**(243)**	**2,082**	**(438)**	**224**	**1,776**
XIV. Minority share in consolidated profit (loss)	-	333	-	-	-	333
XV. Group share in consolidated profit (loss)	**151**	**90**	**2,082**	**(438)**	**224**	**2,109**

BALANCE SHEET MOVEMENTS (€ thousand)

Impact of the year's acquisitions on the results for 2002

	GM Metals	Pacific Rare Metals	Umicore Materials	Umicore Indium Products	Hunan Fuhong Zinc	TOTAL
Intangible assets	9	-	36	53	180	278
Consolidation differences	5,393	-	11,946	-	-	17,339
Tangible assets	986	2,369	2,836	1,649	1,528	9,368
Financial assets	2	387	-	-	27	416
Amounts receivable after one year	-	-	-	-	-	-
Inventories and contracts in progress	926	288	7,042	385	1,165	9,806
Amounts receivable within one year	1,057	201	5,578	416	3,467	10,719
Invested cash	2	-	-	-	-	2
Cash at bank and in hand	(6,078)	(860)	(14,273)	(2,503)	(2,721)	(26,435)
Deferred charges and accrued income	11	4	219	-	9	243
TOTAL ASSETS	**2,308**	**2,389**	**13,384**	**-**	**3,655**	**21,736**
Capital	-	-	-	-	-	-
Share premiums	-	-	-	-	-	-
Reserves	-	-	-	-	-	-
Consolidation differences	-	766	-	-	243	1,009
Translation adjustments	-	43	201	-	177	421
Minority interests	-	821	-	-	-	821
Provisions and deferred taxes	-	-	2,097	-	-	2,097
Amounts payable after one year	414	-	7,498	-	-	7,912
Amounts payable within one year	1,894	603	3,286	-	3,226	9,009
Accrued charges and deferred income	-	156	302	-	9	467
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,308**	**2,389**	**13,384**	**-**	**3,655**	**21,736**

II.a. Main fully consolidated subsidiaries and sub-groups

The list of the main subsidiaries and sub-groups given below relates to fully consolidated companies, except where otherwise stated.

The estimated aggregate value of the non-consolidated subsidiaries and sub-groups is of the order of 1 per cent of the estimated aggregate value of the holdings in the subsidiaries and sub-groups.

A full list of the companies referred to in Article 165, II to V, of the Royal Decree of 30 January 2001 pertaining to the consolidated accounts of companies will be deposited at "Centrale des Bilans", a department of the National Bank of Belgium. A copy may be obtained free of charge from the company's head office on request.

NAME	HEAD OFFICE/COUNTRY	VAT or National No.	% interest 2002
Umicore Bau Systeme[1]	Essen (Germany)	DE119.658.667	99.68
Umicore Fininco	Luxembourg (GD Luxembourg)	NA	100
Umicore Immo	Brussels (Belgium)	BE451.899.046	100
Metall Dinslaken	Dinslaken (Germany)	DE119.066.058	100
Umicore Italia	Milan (Italy)	IT10.022.420.151	100
Umicore Shanghai[2]	Shanghai (China)	NA	75
Sibeka (pre-consolidated) and its main subsidiaries:	Brussels (Belgium)	BE403.202.373	80.44
› Syndianed	Amsterdam (Netherlands)	NA	80.44
› Syndiabel	Brussels (Belgium)	NA	80.44
Sogem and its subsidiaries	Brussels (Belgium)	BE402.964.625	100
Umicore Engineering	Louvain-la-Neuve (Belgium)	BE422.631.473	100
Umicore Finance Nederland and its subsidiaries :	Amsterdam (Netherlands)	NA	100
› Maastrichtsche Zinkwit Maatschappij	Eygelshoven (Netherlands)	NL007.269.183B01	100
› Umicore Nederland (sub-group)	Eijsden (Netherlands)	NL007.269.183B01	100
› Laura	Eygelshoven (Netherlands)	NL008.863.301B01	100
Umicore South Africa	Rynfield (South Africa)		100
Umicore Cuivre et Zinc	Liège (Belgium)	BE402.343.924	100
Umicore Canada	Toronto (Canada)		100
Umicore Inc. and its subsidiaries	Delaware (USA)		99.94
Umicore Finance Luxembourg	Luxembourg (GD Luxembourg)		100
Umicore France and its main subsidiaries (sub-groups):	Bagnolet (France)	FR10.342.965.001	100
› GM Metals	Le Vigeant (France)	FR66.348.788.738	100
› Umicore Finance France	Bagnolet (France)	FR23.775.673.049	100
› Umicore Oxyde France	La Ciotat (France)	FR68.379.283.146	100
› Umicore Portugal	Porto (Portugal)	PT502.367.059	100
Umicore Finance Belgium and its subsidiaries	Brussels (Belgium)	NA	100
Umicore Financial Services	Brussels (Belgium)	BE428.179.081	96.79
Umicore Korea	Cheonan (South Korea)		100
Umicore Med	Pirdop (Bulgaria)		99.77
Umicore Bulgaria	Sofia (Bulgaria)		100
Umicore Commercial Services	Fribourg (Switzerland)		100
Umicore Norway	Larvik (Norway)	NCN 967337897MVA	100
Umicore Australia	Victoria (Australia)	NA	100
Umicore Malaysia	Johor (Malaysia)	NA	100
Umicore Materials AG	Balzers (Liechtenstein)	NA	100
Hunan Fuhong Zinc	Xingcheng	NA	100

[1] Formerly Altenberg Zinc
[2] Formerly Shanghai Blue Lotus

VI.a. Accounting principles and valuation rules

On 13 February 2003 the Board of Directors approved an amendment to the valuation rules for calculating provisions for pensions (see item 13 below).

1. Restatements and eliminations

Application of consistent accounting rules and valuation methods within the Group allows the accounts of consolidated companies to be presented on the same economic basis and requires individual company accounts to be restated in accordance with the accounting principles set out below.

After summing up the balance sheet and profit and loss accounts, restated as necessary, inter-company balances and losses or gains resulting from inter-company operations within the Group are eliminated.

2. Gains or losses of interest

A gain or a loss is recorded when there is a reduction in the interest held in a consolidated company following an increase in capital. When, in the same circumstances, the Group increases its holding a consolidation difference is recorded.

3. Translation of assets and liabilities expressed in foreign currencies

Assets and liabilities expressed in foreign currencies are translated at the official exchange rates at the end of the financial year. For Belgian companies the rule applies to items which are not expressed in euro; in the case of foreign companies, it applies to items expressed in a currency other than that used in their financial statements.

Losses or gains resulting from these translations as well as exchange differences realised on operations in the financial year are recorded in the income statement.

4. Translation of financial statements of foreign companies and branches

Balance sheets and income statements of foreign companies and branches are translated into euro using the official exchange rates at the end of the financial year and the average rates for that year, respectively. Differences resulting from these translations are debited or credited to shareholders' equity; the Group share in these differences is shown in the "Translation adjustments" component of consolidated shareholders' equity.

5. Financial year end

The consolidated accounts are prepared as at 31 December, the financial year end of the parent company and of most of the consolidated companies. For companies whose financial year ends between 30 September and 31 December, the annual accounts are used without adjustment; when the financial year end is before 30 September, intermediate financial statements as at 31 December are drawn up for consolidation purposes.

6. Intangible and tangible fixed assets

Fixed assets are shown at their historical cost less accumulated depreciation and amortisation, calculated over the estimated economic life of the assets concerned, using the straight-line or declining balance method.

The economic lives used are as follows:

› Land	non-depreciable
› Buildings:	
- Industrial buildings	20
except industrial complexes	15
- Other buildings (offices, laboratories, etc.)	40
- Infrastructure works, such as roads and railways	15
- Fixtures, fittings and improvements to buildings	10
› Plant, machinery and equipment	10
except furnaces	7
except small equipment	5
› Furniture and vehicles:	
- Computer equipment	3 to 5
- Furniture and office equipment	5 to 10
- Vehicles	5
- Mobile handling equipment	7
› Other tangible fixed assets :	
- Houses and residential buildings	40

Acquisitions are recorded at cost price, together with capitalised interest expenses. Repairs and maintenance are charged to the income statement. Assets acquired under leasing contracts are recorded as fixed assets at their purchase price; the lease payments made are recorded in the income statement as depreciation and financial charges.

7. Consolidation goodwill

When a company is consolidated for the first time, a difference arises between the cost of the shares and the related share in the company's equity. This difference is usually attributable to unrealised gains or losses on the assets and liabilities of the acquired company, or to the expected future profitability of the investment.

With effect from 1 January 1988, the main differences resulting from revaluing the related assets and liabilities are added to/deducted from the relevant items of the balance sheet, and amortised, written down or written back in the income statement according to the rules applying to these items. Any residual intangible difference is recorded in the consolidated balance sheet as "Consolidation differences" and is amortised by the straight-line method over a period not exceeding 20 years.

This period is determined on the basis of a prudent assessment of the economic life of this intangible asset taking into account the time required to recover the additional price which was paid and not applied.

Additional or exceptional amortisation may be booked in cases where it is no longer economically justified to continue to carry the consolidation goodwill as an asset.

8. Financial fixed assets

In the consolidated balance sheet, investments consolidated by the equity method are recorded at the value of the share in the equity determined according to the consolidation rules, rather than at the book value in the holding company's books.

Holdings in non-consolidated companies comprise long-term investments which give a decisive or significant influence on, or enable business relations to be established with, the companies concerned, but do not meet the consolidation criteria. They are recorded at acquisition cost, excluding any balance of capital uncalled. When the assessment shows a lasting impairment of value, the value of the investment is written down accordingly.

9. Inventories

Inventories are recorded at the historical cost obtained by applying the valuation method which is most appropriate to each business line within the Group.

Consumables and supplies are carried at cost, withdrawals being booked on the basis of a weighted average. An appropriate write-down is booked where turnover is slow or there is an impairment of value.

Metals - primary materials, production in progress and finished products - which are covered, in particular on the international metal exchanges, continue to be carried at their purchase price.

Other metals which are not covered by this system are valued according to the annual LIFO method, allowing for the specific nature of the activities in question and the problems posed by stock-taking.

At the end of the financial year the value of these inventories is written down to bring their book value into line with their market price.

Up to 31 December 2000 amounts written down in this way were only written back if the inventories in question were realised in full or in part. With effect from 1 January 2001 amounts written down are systematically written back if the market price is higher than the book value previously recorded.

Inventories in other sectors of activity are valued on the FIFO (first in, first out) basis or, where this is not applicable, according to the average weighted cost method, calculated over a period which does not exceed the average stocking period.

Withdrawals are booked according to either method.

The cost price of purchased goods includes the net acquisition price plus related expenses. For finished goods and work in process, the cost price includes the direct production costs and a share of the indirect production costs.

10. Contracts in progress

The cost price of long-term contracts is determined in the same way as work in process; interest charges incurred directly to finance such contracts may be included.

Long-term contracts are valued using the percentage-of-completion method.

11. Amounts receivable and amounts payable

Amounts receivable and amounts payable are recorded at nominal value. When they are expressed in a foreign currency, they are recorded at the euro equivalent based on the exchange rate on the day of acquisition. At the end of the financial year, they are valued using the closing exchange rate of that year. With respect to amounts receivable, the rules for recording impairment of value are similar to those applicable to securities.

12. Invested cash

This heading comprises term deposits with credit institutions and securities acquired as market opportunities arise, or as temporary re-investment of excess cash.

They are recorded at acquisition cost, or at stock exchange value for listed securities and estimated value for unlisted securities if these values are lower than the acquisition price.

13. Provisions for pensions

Responsibility for pensions due under the various mandatory retirement schemes to which employers and employees contribute is generally assumed by specialised institutions independent of the company. The contributions due for the financial year are charged to the income statement for that year.

Supplementary retirement plans which generate obligations for the companies concerned are covered by provisions determined according to actuarial calculations based on end-of-career salary forecasts (the "projected benefit obligation" method).

Amendment approved by the Board of Directors on 13 February 2003 relating to the 2002 consolidated accounts

"The amortisation of actuarial profits and losses, where these exceed 10% of either the Projected Benefit Obligation value or the value of the assets of the plan at the beginning of the financial year (whichever being the highest), shall be directly booked for the full 100% to the result for the period, with effect from the 2002 financial year."

This arrangement replaces the previous spread over the whole average remaining life of the beneficiaries under the plan.

It also complies with the FAS 87 standard applied by the Group to date.

14. Company taxation

In the consolidated accounts, deferred taxes are recorded on all temporary differences resulting from charges and income which are included in, or excluded from, the book profit or loss of a given financial year but which should be deducted from, or added to, the tax basis of the financial year during which the differences are reversed. The liability method is applied. This means that deferred taxes are calculated on the basis of the latest enacted tax rate on the last day of the financial year. On this date, for each tax entity in the scope of consolidation, the tax assets and liabilities on all temporary differences are offset. The individual balances are then offset, and only the net balance of deferred tax liabilities is recorded in the balance sheet.

VI.b. Exchange rates used to draw up the consolidated accounts

		Closing rates		Average rates	
		2002	2001	2002	2001
		€	€	€	€
SWISS FRANC	CHF	0.68852	0.67435	0.68166	0.66212
POUND STERLING	GBP	1.53728	1.64339	1.59051	1.60847
AMERICAN DOLLAR	USD	0.95356	1.13469	1.05798	1.11669
AUSTRALIAN DOLLAR	AUD	0.53891	0.57870	0.57561	0.57747
CANADIAN DOLLAR	CAD	0.60423	0.71038	0.67413	0.72124
DANISH CROWN	DKK	0.13461	0.13447	0.13458	0.13419
NORWEGIAN CROWN	NOK	0.13745	0.12576	0.13315	0.12425
BULGARIAN LEV	BGN	0.51161	0.51380	0.51301	0.51330
YEN (100)	JPY	0.80392	0.86708	0.84696	0.91954
RAND	ZAR	0.11100	0.09588	0.10101	0.12973
HONG KONG DOLLAR	HKD	0.12228	0.14551	0.13556	0.14319
KOREAN WON (100)	KRW	0.08040	0.08609	0.08470	0.08651
HUNGARIAN FORINT	HUF	0.42321	0.40716	0.41166	0.38970
CHINESE YUAN	CNY	0.11513	0.13569	0.12774	0.13493
THAI BAHT	THB	0.02211	0.02539	0.02460	0.02511
MALAYSIAN RINGGIT	MYR	0.25099	0.29839	0.27917	0.29382
PHILIPPINES PESO	PHP	0.01785	-	0.02047	-

Litigation and major events

› Environment-related risks

In 1997 Umicore signed an agreement with OVAM (Flemish Regional Waste Authority) with a view to finding a solution to the problem of long-standing pollution at the industrial sites which were still in operation in Flanders. Under this agreement, Umicore was first to carry out a study on a voluntary basis to identify the risks. This initial phase was completed in 2000.

The second phase, which included detailed studies, was completed in 2001.

During the summer of 2002, the rehabilitation plan was declared to be in compliance by the Flemish environmental authorities.

Umicore's proposals were based on the conclusions of the soil rehabilitation committee composed of independent experts and chaired by a representative of the minister.

However, as the declaration of compliance contained a number of additions and technical interpretations which were not initially anticipated, Umicore has appealed to the Council of State.

Umicore expects to start some of the work on a voluntary basis in 2003 on sites or parts of sites for which there is an existing agreement with OVAM on the rehabilitation plan.

In addition Umicore booked in 2002 a provision of EUR 2.9 million for the rehabilitation programme on its Angleur site (Wallonia).

In France a risk inventory for all the Group's industrial sites had to be carried out in accordance with a ministerial decree. The aim of this first phase was to classify industrial sites in terms of the degree of risk for the environment.

The risk inventory for the Viviez site was forwarded to the DRIRE (Environment Ministry) in 2001. Risk inventories for the Auby and Calais sites were completed in 2002 and forwarded to the DRIRE.

› Barclays/Enron dispute

Barclays Physical Trading Ltd. has served a summons on Umicore to obtain delivery of 11,000 tonnes of copper under the terms of a contract initially concluded with Enron, which Enron then transferred to Barclays, as is current practice among traders.

The summons served by Barclays is based on the fact that Umicore did not deliver the metal specified in the contract; in the summons Barclays stated it had paid the agreed amounts to Enron.

Umicore did not receive any payment, either from Enron or from Barclays, contrary to what was stipulated in the contract. As a result, the customary conditions of sale on this market were not met (delivery of metals against payment) and Umicore did not effect delivery.

This position was supported by the company's legal advisers, and no provision was booked in respect of this dispute at 31 December 2002.

However, at the request of Barclays, the Antwerp court ordered the seizure of 6,250 tonnes of available copper, though without ruling on the substance of the case.

Umicore is now awaiting the outcome of the legal proceedings, which are currently delayed by translation problems.

Metal and currency hedging

Fluctuations in metals prices, particularly zinc, copper and precious metals, and currency exchange rates can have a significant impact on the company's results.

Of all the metals produced by Umicore zinc is by far the most sensitive to fluctuations.

1. Transactional cover

The Group applies the rule of systematically hedging against transactional risk, in other words, the risk of the price of the metal or the currency exchange rate fluctuating between the time the price is fixed and the time the transaction is settled.

Spot and forward contracts are used to cover metals and currencies.

2. Structural cover

In addition to the transactional risks, the Group is also exposed to the structural risks inherent in metals and currencies.

As far as metals are concerned, this risk derives mainly from the impact that the price of the metal has on treatment and refining costs and also on the bonus (surplus metal recovered from materials supplied for treatment).

Although no systematic policy exists for hedging against this type of risk, the Group has taken out limited cover.

Since most of Umicore's revenue is denominated in USD and the majority of its operations are located outside the USD zone (particularly in Europe), any change in the USD exchange rate against the euro will also have a significant impact on the Group's results.

These structural risks are reflected in the following estimated sensitivity rates (where there is no cover):

› Zinc : a variation in the zinc price of USD 100 per tonne gives rise to a variation in EBIT of USD 16 to 18 million on an annual basis.

› Copper : a variation in the copper price of USD 100 per tonne gives rise to a variation in EBIT of USD 3 to 5 million on an annual basis.

› USD : a variation in the USD/EUR exchange rate of 1 cent gives rise to a variation in EBIT of EUR 4 to 5 million on an annual basis.

The Group continued to implement the hedging policy it adopted in 1999 with a view to fixing its USD exposure by means of forward sales.

In addition to the hedging transactions already carried out in 2000 and 2001 for the years 2002, 2003 and 2004, the Group took advantage of the strong performance of the US dollar in the first half of 2002 against the euro to set up in 2002 additional hedging arrangements for 2003, 2004 and 2005.

As a result the dollar risk hedging programme for the years to come can be summarized as follows:

› 2003 : 100% risk cover at an average rate of 0.93 USD/EUR

› 2004 : 100% risk cover at an average rate of 0.91 USD/EUR

› 2005 : 25% risk cover at an average rate of 0.98 USD/EUR.

Historical data

BALANCE SHEET AT 31.12 (€ thousand)

	1998	1999	2000	2001	2002[1]
ASSETS	**2,406,296**	**2,425,467**	**2,512,136**	**2,542,449**	**2,283,436**
Intangible assets	28,880	14,486	9,742	10,467	14,810
Consolidation differences	110,790	88,447	84,359	93,997	102,016
Tangible assets	642,253	677,123	700,119	773,790	771,121
Financial assets	240,291	245,620	265,134	215,000	195,589
Fixed assets (adjusted)	**1,022,214**	**1,025,676**	**1,059,354**	**1,093,254**	**1,083,536**
Amounts receivable after one year	6,696	2,434	1,200	1,079	1,990
Inventories and contracts in progress	729,384	645,433	728,978	827,952	663,836
Amounts receivable within one year	505,322	496,356	358,967	375,391	339,990
Invested cash	48,752	71,305	161,709	70,264	121,140
Cash at bank and in hand	54,306	64,142	61,289	68,596	59,648
Deferred charges and accrued income	39,622	120,121	140,638	105,913	13,296
Current assets	**1,384,082**	**1,399,791**	**1,452,782**	**1,449,195**	**1,199,900**
LIABILITIES AND SHAREHOLDERS' EQUITY	**2,406,296**	**2,425,467**	**2,512,136**	**2,542,449**	**2,283,436**
Group equity	927,091	989,740	1,101,269	1,073,646	1,023,045
Minority interests	35,025	47,287	49,607	68,288	69,260
Total equity	**962,116**	**1,037,027**	**1,150,876**	**1,141,934**	**1,092,305**
Provisions and deferred taxes	**255,284**	**262,758**	**282,479**	**270,673**	**258,411**
Financial debts payable after one year	303,322	240,874	198,734	146,106	87,370
Other amounts payable after one year	6,530	6,918	7,844	7,735	5,506
Long-term liabilities	**309,853**	**247,792**	**206,578**	**153,841**	**92,876**
Financial debts payable within one year (including current portion of long-term financial debts)	315,641	229,233	208,533	254,225	226,317
Other amounts payable within one year	465,924	530,121	497,348	559,798	507,382
Accrued charges and deferred income	97,479	118,536	166,321	161,978	106,145
Current liabilities	**879,044**	**877,890**	**872,202**	**976,001**	**839,844**

	1998	1999	2000	2001	2002
INCOME STATEMENT					
III. Operating profit (loss)	(21,536)	72,613	149,964	121,260	77,647
Net financial income (charge)	(5,745)	(19,048)	(15,245)	(17,952)	(16,628)
VI. Current profit (loss) before taxes	**(27,281)**	**53,565**	**134,718**	**103,308**	**61,019**
Extraordinary profit (loss)	(14,242)	23,481	3,685	29,690	(19,642)
IX. Profit (loss) for the year before taxes	**(41,523)**	**77,046**	**138,404**	**132,998**	**41,377**
X. Income taxes	(11,059)	(4,905)	(10,338)	(10,416)	3,238
XI. Profit (loss) of consolidated companies	**(52,582)**	**72,141**	**128,066**	**122,582**	**38,139**
XII. Group share in profit (loss) of companies included by the equity method	4,927	15,826	13,463	12,907	15,140
XIII. Consolidated profit (loss)	**(47,655)**	**87,967**	**141,529**	**135,489**	**53,279**
XIV. Minority share in consolidated profit (loss)	3,492	18,655	5,412	19,478	4,887
XV. Group share in consolidated profit (loss)	**(51,147)**	**69,311**	**136,117**	**116,011**	**48,392**

[1] 2002 based on the appropriation of the provisional result (see p. 83)

Report of the statutory auditor on the consolidated financial statements at 31 december 2002

To the shareholders of n.v. Umicore s.a.

In accordance with legal and regulatory requirements, we are pleased to report to you on the performance of the audit mandate, which you have entrusted to us.

We have audited the consolidated financial statements as of and for the year ended 31 December 2002, which have been prepared under the responsibility of the Board of Directors of n.v. Umicore s.a. and which show a balance-sheet total of EUR 2,283,436 thousand and a consolidated profit, Group share, for the year of EUR 48,392 thousand. We have also examined the directors' report.

Unqualified opinion on the financial statements

We conducted our audit in accordance with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to consolidated financial statements in Belgium.

In accordance with those standards, we considered the Group's administrative and accounting organisation, as well as its internal control procedures. We obtained all explanations and information required for our audit. We examined, on a test basis, evidence supporting the amounts in the consolidated financial statements. We assessed the accounting principles used and significant estimates made by the Group, as well as the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly the Group's net worth and consolidated financial position as at 31 December 2002 and the consolidated results of its operations for the year then ended, in accordance with the applicable legal and regulatory requirements in Belgium and the information given in the notes to the financial statements is properly presented.

Additional certifications and information

We supplement our report with the following certification and information which do not modify our audit opinion on the consolidated financial statements:

› the consolidated directors' report contains the information required by law and is consistent with the consolidated financial statements;

› in the context of our audit of the statutory financial statements of n.v. Umicore s.a., we ascertained that the Board of Directors of the company had complied with the Belgian legal provisions applicable to cases of conflicting interest of a financial nature. In conformity with the Belgian Company Code, these transactions have been covered explicitly in our report on the statutory financial statements of n.v. Umicore s.a.

Brussels, 17 February 2003

The Statutory Auditor

PricewaterhouseCoopers
Reviseurs d'Entreprises

represented by
Robert Peirce and Luc Discry

Summarised financial statements of n.v. Umicore s.a.

The annual accounts of n.v. Umicore s.a. are given below in summarised form.

In accordance with the Company Code, the annual accounts of n.v. Umicore s.a., together with the management report and the statutory auditor's report have been deposited with the National Bank of Belgium.

These documents may also be obtained on demand from:

n.v. UMICORE s.a.
rue du Marais 31
B-1000 Brussels (Belgium)

The statutory auditor did not express any reservations in respect of the annual accounts of n.v. Umicore s.a.

SUMMARISED BALANCE SHEET AT 31 DECEMBER

(€ thousand)

ASSETS	2002	2001	2000
FIXED ASSETS	**2,214,433**	**2,103,021**	**1,410,627**
II. Intangible assets	15,188	12,317	15,070
III. Tangible assets	379,777	363,252	357,728
IV. Financial assets	1,819,468	1,727,452	1,037,829
CURRENT ASSETS	**686,959**	**819,447**	**784,191**
V. Amounts receivable after one year	1,653	649	174
VI. Inventories and contracts in progress	381,654	477,539	421,692
VII. Amounts receivable within one year	195,199	207,475	208,533
VIII. Invested cash	83,599	36,995	81,259
IX. Cash at bank and in hand	5,473	5,199	7,418
X. Deferred charges and accrued income	19,381	91,590	65,115
TOTAL ASSETS	**2,901,392**	**2,922,468**	**2,194,818**
LIABILITIES AND SHAREHOLDERS' EQUITY			
SHAREHOLDERS' EQUITY	**985,876**	**994,794**	**1,005,703**
I. Capital	500,000	500,000	384,960
II. Share premiums	11,139	11,139	126,179
III. Revaluation surplus	98	98	279
IV. Reserves	256,467	215,305	250,179
V. Profit (loss) carried forward	217,779	267,846	243,496
VI. Investment grants	393	406	610
PROVISIONS AND DEFERRED TAXES	**174,948**	**185,181**	**191,186**
VII. A. Provisions for liabilities and charges	174,948	185,181	191,186
CREDITORS	**1,740,568**	**1,742,493**	**997,929**
VIII. Amounts payable after one year	859,921	471,711	171,314
IX. Amounts payable within one year	789,609	1,143,336	713,270
X. Accrued charges and deferred income	91,038	127,446	113,345
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,901,392**	**2,922,468**	**2,194,818**

SUMMARISED INCOME STATEMENT

(€ thousand)

	2002	2001	2000
I. Operating income	2,512,552	2,822,369	3,147,187
II. Operating charges	2,447,526	2,696,143	3,003,395
III. Operating profit (loss)	**65,026**	**126,226**	**143,792**
IV. Financial income	124,925	119,237	105,675
V. Financial charges	146,295	131,513	86,554
VI. Current profit (loss)	**43,656**	**113,950**	**162,913**
VII. Extraordinary income	5,554	77,383	117,604
VIII. Extraordinary charges	30,851	39,906	70,746
IX. Profit (loss) for the year before taxes	**18,359**	**151,427**	**209,771**
X. Income taxes	1,923	(5,658)	(34)
XI. Profit (loss) for the year	**20,282**	**145,769**	**209,737**
XII. Transfer from untaxed reserves	-	-	-
XIII. Profit (loss) for the year available for appropriation	**20,282**	**145,769**	**209,737**

APPROPRIATION ACCOUNT

	2002	2001	2000
A. Profit (loss) to be appropriated	**288,129**	**389,265**	**351,285**
1. Profit (loss) for the financial year	20,282	145,769	209,737
2. Profit (loss) carried forward	267,847	243,496	141,548
C. Appropriation to equity	**(41,162)**	**(91,218)**	**(75,735)**
2. To the legal reserve	(1,014)	(7,288)	(10,487)
3. To the reserve for own shares	(40,148)	(83,930)	(65,248)
D. Profit (loss) to be carried forward [1]	**(217,779)**	**(267,847)**	**(243,496)**
2. Profit (loss) to be carried forward	(217,779)	(267,847)	(243,496)
F. Profit to be distributed [1]	**(29,188)**	**(30,200)**	**(32,054)**
1. Dividends			
- ordinary shares EUR 1.40	(29,188)	(30,200)	(32,054)

[1] The total amount of these two items will be amended to allow for the amount of the company's own shares held by Umicore on the date of the Annual General Meeting of Shareholders on 9 April 2003; the gross dividend of EUR 1.40 per share will not change.

STATEMENT OF CAPITAL

	€ thousand	Number of shares
A. Share capital		
1. Issued capital		
At the end of the preceding financial year	500,000	22,600,000
Cancellation of own shares	-	-
At the end of the financial year	500,000	22,600,000
2. Structure of the capital		
2.1. Categories of shares [1]		
Ordinary shares	500,000	22,600,000
2.2. Registered shares or bearer shares		
Registered		4,158
Bearer		22,595,842
E. Authorised unissued capital [2]	500,000	

	% capital	Number of shares
G. Shareholder base [3]		
SOCIETE GENERALE DE BELGIQUE S.A., rue Royale 30, 1000 Brussels	28.56	6,455,570
Other shareholders	63.40	14,327,735
Own shares held by Umicore	8.04	1,816,695
	100.00	22,600,000

[1] The VVPR shares were stripped on 26 March 1999, with coupon No. 5 from VVPR shares entitling holders to a sheet of strips and coupon No. 5 from ordinary shares being cancelled.

[2] The extraordinary general meeting held on 30 March 2001 authorised the Board of Directors to increase the capital by an amount of up to EUR 500,000,000.

[3] According to the statement of 25 September 2002, disregarding the existence of warrants for a maximum of 122,000 shares attached to five bond issues reserved for the company's senior management that were floated in 1994, 1995, 1996, 1997 and 1998, and for a maximum of 1,346,610 shares attached to stock option plans launched for all the Umicore Group personnel in 1999, 2000, 2001 and 2002. Maximum potential dilution if all the options were exercised would be 6.50%. However, this dilution rate would be reduced or cancelled out in the event of the shares currently held by Umicore being used at the time the options were exercised, instead of new shares being created.

Valuation rules

The valuation rules of n.v. Umicore s.a. are the basis and provide the essential guidelines for the valuation rules used by the Umicore Group as described in point VI.a. of the Notes to the Consolidated Accounts.

Brussels, 13 February 2003
The Board of Directors

Corporate governance

Board of Directors

The Board of Directors manages the company according to the principles laid down in the Belgian Company Code and reserves particularly to itself the making of broad policy decisions. These include reviewing and approving strategic plans and budgets, monitoring of reporting and internal controls, and other tasks legally incumbent on the Board of Directors. The Board of Directors puts strong emphasis on providing correct and proactive information to shareholders and other stakeholders.

The Board may only conduct business if the majority of its members are present or represented at the meeting. Decisions are taken by majority vote and in the event of votes being evenly divided, the chairman of the meeting has the casting vote.

The chairman of the Board will ensure that the Board evaluates its performance in a formalised manner at appropriate intervals.

Composition of the Board of Directors

The Board of Directors, whose members are appointed by the ordinary general meeting, must comprise at least six members. Their period of office may not exceed six years, but they may be re-elected.

On 1 January 2003, the Board of Directors consisted of 11 members: 10 non-executive directors and one executive director. In the course of 2002 (on 30 September), Karel Vinck relinquished his executive duties in the company and became non-executive chairman.

Two of the directors represent the major shareholder, Société Générale de Belgique; seven of the directors are independent directors.

The duties of chairman and chief executive officer are carried out by different individuals.

Committees

Audit Committee

The Audit Committee consists of three members who are all independent non-executive directors.

The mission of the Audit Committee is to assist the Board of Directors in fulfilling its oversight duties with regard to the Umicore Group's financial reporting process, including monitoring the integrity of the financial statements, external auditor qualifications and independence and performance of both the internal audit department and the external auditors.

To this effect, the Audit Committee shall :

- have the right to seek any necessary information from any corporate body or any member of the company's staff to fulfil its duties;
- have the right to obtain outside legal help and any professional advice, at the company's expense, which might be necessary for the fulfilment of its duties;
- have the power to call any member of the company's staff to be interviewed at a meeting of the committee as and when required.

The chairman of the Audit Committee reports to the Board on the results of its work and examinations and communicates the committee's recommendations.

Number of meetings in 2002 : seven.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee consists of three members who are all non-executive directors.
It is chaired by the chairman of the Board.

The mission of the Nomination and Remuneration Committee is :

- to recommend new directors for election to the Board;
- to recommend to the Board the candidates for membership of the Umicore Executive Committee and to approve their remuneration as well as to recommend to the Board the dismissal of any member of the Executive Committee.
- to recommend a management remuneration policy to the Board.
- to define a succession plan for the chief executive officer and to review succession planning for the Executive Committee.
- to recommend the appropriate stock option plans to the Board.

The chairman of the Nomination and Remuneration Committee reports to the Board on the results of its work and examinations and makes recommendations accordingly.

Number of meetings in 2002 : two.

Strategy Committee

The Strategy Committee consists of at least five members, appointed by the Board.

Its mission is to review the strategic business plans of the Umicore Group, as well as major acquisitions or divestments, and to submit its recommendations to the Board of Directors.

Number of meetings in 2002 : two.

Board of Directors compensation

The articles of association stipulate that the ordinary general meeting of shareholders sets the aggregate amount of the remuneration allocated to the directors. Non-executive directors do not have service contracts with the company. The Nomination and Remuneration Committee meetings of 28 February 2002 and 30 August 2002 allocated the following annual retainer and attendance fees for meetings of the Board's committees:

› annual retainer : EUR 22,300;
› non-executive chairman retainer : EUR 89,200;
› committee meeting fees as member : EUR 2,480 per meeting;
› committee meeting fees as chairman : EUR 3,720 per meeting; and
› audit committee meeting fees as chairman: EUR 7,440 per meeting.

No variable or other compensation element is associated with the directorship. No loans or guarantees have been granted by Umicore to members of the Board.

The Board of Directors met six times in 2002.

The members of the Board of Directors together hold a total of 7,510 shares. They also hold 33,200 options issued by the company and 50,000 options granted by Société Générale de Belgique. These figures do not include the data for the chief executive officer, as these data are included in the totals reported for the members of the executive committee.

Summary of Board attendance in 2002

Name	Board meetings attended	Committee meetings attended
Karel Vinck	6 of 6	4 of 4
Thomas Leysen	6 of 6	2 of 2
Etienne Davignon	5 of 6	4 of 4
Jean-Pierre Standaert	3 of 6	-
Marc Blanpain	6 of 6	-
Jean-Luc Dehaene	5 of 6	2 of 2
Philippe Delaunois	6 of 6	4 of 4
Arnoud de Pret	6 of 6	7 of 7
Jonathan Oppenheimer	3 of 6	-
Robert van Oordt	6 of 6	7 of 7
Klaus Wendel	5 of 6	7 of 7

The Board of Directors' Rules and Regulations - an internal set of guidelines covering all elements pertaining to the functioning of Umicore's Board of Directors is available on request or via the Group homepage. Copies of the various charters of the Board committees are also available.

Management

In accordance with the provisions of the articles of association, the Board of Directors has delegated responsibility for the daily management of the company to Mr Thomas Leysen, in his capacity as chief executive officer. The Board of Directors has furthermore set up and delegated certain powers to an Executive Committee chaired by Mr Thomas Leysen.

In order to facilitate management focus, Umicore's industrial activities are organised in three business groups:

› the Zinc business group comprising the Building Products, Zinc Smelting and Zinc Alloys and Chemicals business units;
› the Copper/Precious Metals business group comprising the Copper and Precious Metals business units;
› the Advanced Materials business group comprising the Electro-Optic Materials, Cobalt & Energy Products and Thin Film Products business units.

Each of these groups is supervised by a business group Executive Committee, which is chaired by an executive vice-president or the chief executive officer.

Committees

Executive Committee

The Executive Committee assists Mr Thomas Leysen in the day-to-day management of the company. To this effect, the Executive Committee has received from the Board all powers to decide on daily management matters and those related to the implementation of resolutions approved by the Board. The Executive Committee may approve internal investments up to a value of EUR 12,500,000 (EUR 25,000,000 for renewal or modernization investments). Similarly, it may authorize any mergers and acquisitions transactions within the scope of Umicore's business activities to a value of EUR 12,500,000. The Executive Committee may decide on any matters relating to the operational organisation and structure of the Group and on the financing of normal operations such as bank loans, guarantees for its wholly owned subsidiaries, hedging programmes and swap agreements (ISDA).

Business group Executive Committees

A business group Executive Committee supervises and co-ordinates the day-to-day management of a business group and proposes the strategy for this business group.

Each business group Executive Committee has received from the Executive Committee full authority for any investment involving an amount up to EUR 1,250,000.

Executive Committee compensation

For the year 2002, an aggregate gross amount of EUR 2,667,000 was attributed to the members of the Executive Committee; of this amount, EUR 405,000 was variable pay relating to 2001 performance.

For the members of the Executive Committee, benefits include an extra-legal pension scheme, which is non-contributory and based on length of service and compensation level. The funding is in full compliance and consistency with the other Umicore managerial staff in Belgium.

During the year, 36,500 stock options were allocated to the Executive Committee members as part of the variable compensation package, at an exercise price of EUR 48.15.

In total, at the end of 2002, 406,600 stock options / warrants were outstanding in the name of the Executive Committee members, with exercise prices between EUR 30.50 and EUR 65.12. During the year, 4,000 options were exercised by Executive Committee members.

The members of the Executive Committee together hold a total of 132,400 shares.

Statutory Auditor

PricewaterhouseCoopers, Reviseurs d'Entreprises SCCRL represented by Robert Peirce and Luc Discry.

The auditor's mandate expires at the 2005 ordinary general meeting. The independence of the statutory auditor is verified by the Audit Committee in compliance with Belgian statutory provisions and Umicore's Group policy on the independence of the external auditor.

Legal notes

Company code - Article 134

During the financial year n.v. Umicore s.a. requested the statutory auditor to provide assistance and advice on various issues. These issues included notably assistance with acquisition projects, job classification for clerical staff and preparation for the introduction of IFRS accounting standards.

The fees paid to the statutory auditor for this work carried out in addition to its auditing assignment amounted to EUR 1,247.9 thousand.

Company code - Article 523

Prior to the Board discussing or taking any decision, Mr Th. Leysen declares that he has a direct material interest in the implementation of a third Incentive Stock Option Plan (ISOP 2003) the approval of which is submitted to the Board insofar as Mr Th. Leysen would be a beneficiary of the said plan. In accordance with Article 523 of the Company Code, Mr Th. Leysen withdraws and, consequently, is not present during the Board's discussions concerning this decision and does not take part in the voting.

The Board approves the terms and conditions of the ISOP 2003, which are essentially the same as those of the ISOP 2000, ISOP 2001 and ISOP 2002, and confers such powers as are necessary on :

- the Nomination & Remuneration Committee in order to designate the beneficiaries of the said plan and to determine the number of options to be offered to each beneficiary; and
- to certain persons for its implementation.

The decision taken by the Board of Directors will have the following effects on the company's net worth : either, to the extent that the company were to decide to retain the shares it holds today, the financing and opportunity cost of maintaining such shares in its portfolio until the options exercise date, or, to the extent that the company were to decide to sell such shares at a later date, the difference, at the date the options are exercised, between the options exercise price and the market value of the shares that Umicore would have to buy at that date.

Board of directors and management

Board of directors



Karel Vinck, 64
Chairman
Non-Executive Director
Before joining Umicore, Karel Vinck was chief executive officer of Eternit and Bekaert. He is presently chairman of the Executive Committee of S.N.C.B./N.M.B.S. - the Belgian railway company. He is also a member of the Board of Société Générale de Belgique, Barco, Tractebel, the Catholic University of Leuven and Théâtre Royal de la Monnaie. He is honorary chairman of VEV, the Flemish employers association and Chairman of the Flemish Science Policy Council.

Positions held at Umicore
He was executive chairman from May 2000 until October 2002 and has been chairman since that date. He has been a director since October 1994; he is a member of the Strategy Committee and he will chair the Nomination and Remuneration Committee from 2003. His present period of office expires at the 2003 Ordinary General Meeting.



Thomas Leysen, 42
Chief Executive Officer
Executive Director
He became chief executive officer of Umicore in 2000, after having held various positions within Umicore and its affiliates. He is also chairman of VUM Media, a newspaper publishing company, chairman of Agoria and a member of the Board of KBC Banking and Insurance and Atlas Copco. He is a member of the Executive Committee of the Belgian Employers Federation (FEB/VBO) and vice-chairman of Eurometaux.

Positions held at Umicore
He has been a director and chief executive officer since May 2000; he is also a member of the Strategy Committee. His present period of office expires at the 2003 Ordinary General Meeting.



Etienne Davignon, 70
Vice-Chairman
Non-Executive Director, representing Shareholders
From 1962 to 1977, Etienne Davignon was Head of the Cabinet of the Belgian Ministry of Foreign Affairs and, from 1969 to 1977, he was responsible for the Political Department of the said Ministry. In 1977, he was appointed Vice-President of the European Commission, in charge of industry, research and energy until the end of 1984. In 1985, he joined Société Générale de Belgique and was the company's executive chairman until 2001. He is currently vice-chairman of the company. Etienne Davignon is a member of the Board of Suez, BASF, Pechiney, Sofina, Solvay and is vice-chairman of Fortis.

Positions held at Umicore
He has been vice-chairman since May 2000 and a director since December 1989; he is also chairman of the Strategy Committee and is a member of the Nomination and Remuneration Committee (he chaired this committee until the end of 2002). His present period of office expires at the 2003 Ordinary General Meeting.



Jean-Pierre Standaert, 56
Non-Executive Director
representing Shareholders
He started his career at Cimenteries CBR in 1975 and joined Société Générale de Belgique in 1988 where he is currently general manager. From 1998 until end 2002 he was group director for legal and tax affairs at Suez. In 2003, he became counsellor to the chairman at Suez. He is also member of the Board of Tractebel.

Position held at Umicore
He has been a director since July 1989. *His present period of office expires at the 2003 Ordinary General Meeting.*

Marc Blanpain, 61
Independent Non-Executive Director
He is chairman of the Board of Banque Belgolaise, which is active in 18 African countries. He is chairman of the Board of Fortis Banque (France), Banque Mees Pierson BGL (Suisse). He is member of the Board of Floridienne, Banque Générale de Luxembourg, ACP, Unibra, Befimmo, Nord-Est and Sea Invest France and also of several cultural and philanthropic associations.

Position held at Umicore
He has been a director since March 1997. His present period of office expires at the 2003 Ordinary General Meeting.



Jean-Luc Dehaene, 62
Independent Non-Executive Director
Jean-Luc Dehaene has occupied several ministerial posts and was Prime Minister of Belgium from 1992 to 1999. He is a member of the Board of Interbrew, Telindus, Domo and Corona-Lotus. He is chairman of the Board of the College of Europe (Bruges) and mayor of Vilvoorde.

Positions held at Umicore
He has been a director since October 1999; he is also a member of the Strategy Committee. His present period of office expires at the 2003 Ordinary General Meeting.

Philippe Delaunois, 61
Independent Non-Executive Director
Philippe Delaunois worked in the Belgian steel industry for most of his career, and until 1999 he was managing director of the Cockerill-Sambre group. He is currently chairman of the Board of Mediabel and CFE and is chief executive officer of the Belgian lime group Carmeuse. He is a member of the Board of BBL ING group, VUM Media and DEME.

Positions held at Umicore
He has been a director since May 1999; he has been a member of the Strategy Committee since December 1999 and of the Nomination and Remuneration Committee since May 2000. His present period of office expires at the 2005 Ordinary General Meeting.















Robert F.W. van Oordt, 66
Independent Non-Executive Director
Robert van Oordt was a consultant and former partner at McKinsey and Cie (1967-1979), chief operating officer and member of the Board of Hunter Douglas (1979-1989), chairman of the Executive Board of Bührmann Tetterode (1990-1993) and of KNP BT (1993-1996) and chief executive officer of Rodamco Europe (2000-2001). He is chairman of the Supervisory Board of Rodamco Europe, a supervisory director of Draka Holding and a member of the Board of Fortis Bank, of Nokia Corporation and of Schering-Plough Corporation.

Positions held at Umicore
He has been a director since May 1997; since that time, he has been a member - and since May 2000 he has been chairman - of the company's Audit Committee. His present period of office expires at the 2003 Ordinary General Meeting.

Jonathan Oppenheimer, 33
Independent Non-Executive Director
Jonathan Oppenheimer is a director of De Beers Consolidated Mines Ltd and Head of Producer Relations, Africa. He is also the chairman of Element Six group of companies.

Position held at Umicore
He has been a director since September 2001. His present period of office expires at the 2003 Ordinary General Meeting.

Arnoud de Pret, 58
Independent Non-Executive Director
Arnoud de Pret was with Morgan Guaranty Trust Company in New York from 1972 until 1978. From 1978 until 1981 he was group treasurer of Cockerill-Sambre, and until 1990 he was group finance manager and member of the Executive Committee of UCB. He was chief financial officer and member of the Executive Committee of Umicore from 1991 until May 2000. He is a member of the Board of Interbrew, Delhaize group and Sibelco.

Positions held at Umicore
He has been a director since May 2000; he is also a member of the Audit Committee. His present period of office expires at the 2003 Ordinary General Meeting.

Klaus Wendel, 59
Independent Non-Executive Director
Until 2000 he was a member of the Executive Committee of Société Générale de Belgique responsible for group control. He is a member of the Board of Tractebel. He is now an independent consultant in finance and budget control. After a career in finance and budget control with General Electric (USA), Siemens, Cockerill-Sambre and CBR, he joined Société Générale de Belgique in 1988.

Positions held at Umicore
He has been a director since July 1989; he is also a member of the Audit Committee. His present period of office expires at the 2003 Ordinary General Meeting.

Management

Executive Commitee



Thomas Leysen, 42
Chief Executive Officer
Thomas Leysen holds a law degree from the University of Leuven. He started his career in the shipping and commodity trading business. He joined Umicore in 1990 and held various executive positions. He became CEO of Umicore in 2000. He is also chairman of VUM Media, chairman of Agoria, and a member of the board of KBC Banking and Insurance and Atlas Copco.



Jos Bosmans, 52
Corporate Vice-President
Supervising:
Human Resources
Jos Bosmans holds a degree in Political and Social Sciences from the University of Leuven and a postgraduate in business management from the University of Antwerp. He joined Duracell in 1977 where he became International Vice-President Human Resources in 1993. He joined Umicore in 1999 in his present capacity.



Jean-Luc Deleersnyder, 41
Executive Vice-President
Supervising:
Zinc business group
Purchasing & Transportation
Jean-Luc Deleersnyder holds a Masters degree in Electromechanical Engineering and a PhD in Operations Management from the University in Ghent. He was also a CIM Fellow at the North Carolina State University. He joined McKinsey & Co in 1988 as a management consultant. He joined Umicore in 1995 where he successively occupied the position of head of the Strategy Department and Corporate Vice-President Human Resources. He was appointed to his present position in 1999.



Etienne Denis, 60
Executive Vice-President
Supervising:
Umicore Engineering
Umicore Marketing Services/Sogem
Sibeka
Etienne Denis holds a PhD in Science from the University of Louvain. After working at the University and at Gécamines (Congo) he joined Umicore in 1974 where he held numerous positions over the years. In 1991 he became member of the Executive Committee of the Group and was appointed Executive Vice-President in 1999.



Alain Godefroid, 54
Corporate Vice-President
Supervising:
Legal Affairs
Environment, Health & Safety
Alain Godefroid holds a Law doctorate from the University of Brussels (ULB) and a MCJ from the University of Texas at Austin. After working as a lawyer in the United States and in Europe, he joined Umicore in 1978 as Legal Counsel. He was appointed to his present function in 1995.



Marc Grynberg, 37
Chief Financial Officer
Supervising:
Finance
Information Systems
Marc Grynberg graduated as a Commercial Engineer at the Solvay Business School of the Brussels University. After several management positions in the finance function at DuPont de Nemours in Brussels and Geneva, he joined Umicore in 1996 as Group Controller. He was appointed CFO in 2000.



Hugo Morel, 52
Executive Vice-President
Supervising:
Precious Metals
Hugo Morel holds a Masters degree in Metallurgical Engineering from the University of Leuven. He joined Umicore in 1974 and held several jobs in production, commercial departments, strategy and general management of different units. He was appointed to his present position in 2002.



Marc Van Sande, 50
Executive Vice-President
Supervising:
Advanced Materials business group
Research
Marc Van Sande holds a PhD in Physics from the University of Antwerp as well as an MBA. He joined MHO, a predecessor company of Umicore in 1980, and held several jobs in research, marketing and production. In 1993 he was appointed Vice-President of the Electro-Optic Materials business unit and he was appointed to his present position in 1999.

Senior management

Thomas Leysen	Chief Executive Officer
Jean-Luc Deleersnyder	Executive Vice-President
Etienne Denis	Executive Vice-President
Hugo Morel	Executive Vice-President
Marc Van Sande	Executive Vice-President
Marc Grynberg	Chief Financial Officer
Jos Bosmans	Corporate Vice-President
Alain Godefroid	Corporate Vice-President
Thierry Caeymaex	Senior Vice-President Copper
André van der Heyden	Senior Vice-President Zinc Managing Director Padaeng Industry
Guy Beke	Vice-President Purchasing & Transportation
Michel Cauwe	Vice-President Electro-Optic Materials
Stephan Csoma	Vice-President Zinc Alloys and Chemicals
Ignace de Ruijter	Vice-President Thin Film Products
Edwin D'Hondt	Vice-President Information Systems
Guy Ethier	Vice-President Environment, Health & Safety
Luc Gellens	Vice-President Research, Development and Innovation
Leo Jacobs	Vice-President Zinc Smelting
Christian Lemaître	Vice-President, General Manager Umicore Netherlands
Michel Moser	Vice-President Corporate Development
Ernst Pleyer	Vice-President Building Products
Dirk Uytdewilligen	Vice-President Specialty Oxides and Chemicals
Freddy Van Grimbergen	Vice-President Umicore Marketing Services
Guido Vermeylen	Vice-President
Jan Vliegen	Vice-President Engineered Metal Powders
Kirk Kirkov	Managing Director Umicore Med

Main products and applications

ADVANCED MATERIALS

Batteries	
› Zinc powder	Alkaline batteries
› Cobalt oxides and powders › Nickel hydroxide › Lithium cobaltite › Cobalt chemicals	Rechargeable batteries for mobile phones, laptops, tools, etc
Ceramics and Chemicals	
› Cobalt oxide and chemicals › Nickel oxide and chemicals › Manganese chemicals	Ceramic applications, chemical catalysts, paint drying, tyres, electroplating
Engineered Powders	
› Cobalt powders	Hard metal and diamond tools
High-Purity Chemicals	
› Germanium tetrachloride	Internal coatings for fibre optic cables
› Germanium dioxide	Catalyst for PET plastics
Optics	
› Germanium	Infrared lenses, infrared applications and lasers
› Chalcogenide glass	Lower cost infrared applications (night vision in cars)
› Optical components	Lenses, beam-splitters, scanner optics
Substrates	
› Germanium wafers	Satellite solar cells, laser diodes
Thin Film Products	
› Specialty alloys	Coatings for optical data storage, optics, electronics and displays
Synthetic Diamond	
› Synthetic diamond and polycrystalline products	Tools eg. saws, drills, grinders

COPPER

› Wire rod	Copper wires, power cables, telephone cables, flexible power cords, motor windings, overhead conductors for high-speed trains, robotics, magnetron, etc.
› Cakes	Roofing materials, gutters and rainpipes, electronic connectors, power transistors, cable shielding, copper foils, etc.
› Billets	Sanitary tubes, industrial tubes, air conditioners, special profiles, bearings, etc.

PRECIOUS METALS

› Gold	Jewellery, electronics, coins
› Silver	Jewellery, photography, catalysts, mirrors, coins, dentistry, electronics
› Platinum Group Metals	Car catalysts, chemical applications, glass, electronics, dentistry, jewellery

ZINC

Zinc Smelting/Zinc Alloys and Chemicals

› Specialty alloys	Special alloys for continuous galvanizing of sheets and wire and shop galvanizing of manufactured parts
› Die-casting alloys	Alloys for injection of parts for cars, locks, electronic/electric components
› Commodity products	Special High Grade zinc (for various applications) and basic alloys (for galvanizing)
› Zinc oxide	Rubber (general rubber goods, tyres), ceramics, glass, chemicals, pharmaceuticals, cosmetics, electronics, paints, lubricants, animal feed
› Zinc fine powder	Coatings (anticorrosive paints, mechanical plating), chemicals (reducing agent, catalyst, organic synthesis), metallurgy (zinc purification, recovery of precious metals), batteries
Building Products	Zinc (and lead) sheets, manufactured products and building systems for roofing and façade applications, rainwater systems, flashings and ornaments

The above list is not exhaustive but highlights Umicore's key products and some of their more important applications. Umicore also produces a range of by-products during the manufacturing processes in each business area. Some of these, such as lead and sulphuric acid, are important components of Umicore's business. For more information on Umicore's full range of products please visit **www.umicore.com**

Dividends & financial calendar

Dividends

If the appropriation of profit proposed to you on page 83 of this report is approved, a gross dividend of EUR 1.40 per share will be paid for the financial year 2002, i.e.

- a net dividend of EUR 1.05 after deduction of the 25% withholding tax on presentation of coupon No. 10
- a net dividend of EUR 1.19 after deduction of the 15% withholding tax on presentation of coupon and VVPR strip No. 10

Starting 16 April 2003 Payment of dividends on presentation of coupon No. 10 at the registered offices and branches of the following institutions:

- Fortis Bank
- Bank Bruxelles Lambert
- Bank Degroof
- Dexia
- KBC Bank
- Petercam

Financial calendar

14 February 2003	Press release and final figures for financial year 2002
9 April 2003	General Meeting of Shareholders (financial year 2002)
20 August 2003	Press release and interim results for the first half of 2003
mid February 2004	Press release and final figures for financial year 2003
14 April 2004	General Meeting of Shareholders (financial year 2003)

Additional information

Stock
Euronext Brussels

Financial information
Institutional investors and analysts who wish to obtain additional information may apply to the Investor Relations department at the company's registered office
Contact : Isabelle Michotte
Phone : 32-2-227.71.47
E-mail : isabelle.michotte@umicore.com

Annual report
This report is also available in French and Dutch

Internet
This report can be downloaded from the Umicore Website: www.umicore.com

Registered office
Umicore · Rue du Marais 31 · B-1000 Brussels · Belgium
Phone : 32-2-227.71.11 Fax : 32-2-227.79.00
Internet : www.umicore.com E-mail : info@umicore.com
Brussels Trade Register : 85382 VAT No : BE 401.574.852

Publisher responsible at law
Umicore
Corporate Communication
Contact : Moniek Delvou
Phone : 32-2-227.70.63
E-mail : moniek.delvou@umicore.com

Realisation
Image Plus

Photographs
Courtesy of Image Plus, Agfa-Gevaert, NASA/JPL/Caltech
The metals photographs featured throughout this report are taken from Umicore's dictionary of non-ferrous metals "From Ag to Zn". Pictures were taken by Gregor Ramaekers Fotografie.

Printing
Snoeck-Ducaju & Zoon




umicore
materials for a better life

Message of the Chairman at the Ordinary General Meeting of Shareholders of 9 April 2003

Ladies and gentlemen,

2002 began with a mixture of hope and anxiety. Hope that better conditions would soon prevail in the world economy and anxiety at the uncertain political outlook in the Middle East and elsewhere. The world economy showed few signs of any imminent recovery during the year and the events of the past few weeks have demonstrated that politically the world continues to face an uncertain future.

The broader economic malaise was certainly reflected in the prices for most metals and the commercial conditions directly affecting Umicore in several markets. The pronounced slowdown in the telecommunications sector, the depressed state of the German construction industry and lower than expected automobile production in Europe have provided challenges to different businesses within Umicore. The company has demonstrated its ability to confront these challenges and to post strong results despite the difficult economic backdrop, however. This is a testimony not only to the success of Umicore's overall strategy of focussing on niche markets, added value products and recycling but also to the expertise, dedication and creativity of our employees.

Although the overall environment has proved tough, we have been able to reinforce and grow the competitive lead over most of our major competitors. Similarly, the share price has resisted well under the pressure of the market downturn and although the value of the share fell over the course of 2002 from € 44.25 to € 41.13, Umicore was able to outperform most of the indices and competitors against which we benchmark ourselves. In this respect we have been well served by a policy of transparent and timely communications with all those who have a vested interest in Umicore. The award of the prize for the best financial communication in Belgium was fitting recognition of the efforts that have been made in this area. It is only by working to ensure that the company is well understood that we can expect to see our qualities accurately reflected in the financial markets and the public eye.

During the boom years of the late 1990s the mention of the word "prudence" was greeted with derision by those fed on a diet of unfettered optimism and the (mistaken) belief that the growth fuelled by the "dot com bubble" would last forever. One of Umicore's strengths has been an ability to concentrate on the tangible and essential foundations of sustainable growth - a sound strategy, the generation of strong cash flows and a healthy balance sheet. This prudent approach has enabled the company to finalize an extensive series of internal investments, complete a carefully targeted series of acquisitions, sustain stable dividend payments and continue the company's share buy-back programme. We have by no means discovered the panacea for surviving this economic crisis but have simply employed an approach notable for its common sense and pragmatism. The situation in which Umicore currently finds itself is one that I wager many other companies would swap only too happily.

The challenge now is to build on the platform that our approach has provided. With net debt at exceptionally low levels we are in a position of comparative strength. Umicore will continue to pursue its various internal improvement initiatives but must also demonstrate an aggressive approach in exploiting the external opportunities created in markets where competitors have seen their positions considerably weakened.

Such opportunities will be pursued in line with Umicore's stringent selection criteria and only with the long-term needs and core strategy of the company in mind. Where possible the company will also play a role in the restructuring of sectors which are fully revealing their inherent weakness during these testing times. Of equal importance is the company's ongoing commitment to research which is the font of one of the most exciting elements of our business - the creation and development of ground-breaking new products.

Umicore is particularly conscious of the need to ensure that its operations function with the long term interests of all its stakeholders in mind. Nowhere is this more important than in the domain of environmental responsibility. In 2002 we have made strenuous efforts to make progress in dealing with the legacy of the groundwater and soil rehabilitation at our plants in Flanders. Despite our open and voluntarist approach, progress has not been easy and it is unfortunate that the difficult negotiations in this matter should overshadow the excellent progress that the company has made in addressing historical environmental issues in Bulgaria, the Netherlands and Wallonia. We remain convinced of the need to deal with the issues of the past in a timely and comprehensive manner thereby allowing us to turn our full attention to the many environmental challenges and opportunities of the future.

In 2002 Umicore was one of the founder signatories of the International Council of Mining and Metals Sustainability Charter. This signals our desire to strive towards the highest standards in a number of areas including ethical business practices, social reponsibility and of course environmental matters. I believe that this signals a significant evolution in our sector. It is no longer acceptable to aim at the creation of shareholder value alone. The real issue is to achieve this with operations and business practices that reflect the values and expectations of all our stakeholders.

Looking forward, 2003 is unlikely to be a fine vintage in business terms. However, certain sectors relating to Umicore's businesses are showing the stirrings of recovery: the rechargeable battery market has picked up well, driven by good sales of mobile phones and laptop computers and the zinc industry in Europe will benefit from better equilibrium. In other areas such as Copper and Precious Metals any improvement in 2003 is likely to come from the effect of internal initiatives such as the leaching and electrowinning plant in Hoboken and the modernized Pirdop facility.

I believe that the Board of Directors and the management team have in place the mechanisms, ability and imagination to steer our company through these troubled waters. As a final note, the situation that is unfolding in the Middle East will no doubt have a significant bearing on the future for all of us. Certain naïve observers continue to hope that war will provide the impetus that is needed to generate an economic recovery. This hope is forlorn indeed. As has been proved throughout the world - and particularly in Europe - over the past 60 years, the only foundation for durable and meaningful economic growth is peace and political stability.

Main Resolutions taken by the Ordinary General Meeting of Shareholders held on 9 April 2003

Approval of the annual accounts and the appropriation of the result

The general meeting approved the annual accounts as at 31 December 2002, which were drawn up by the Board of Directors and which showed a profit for the year of EUR 20,282,113.84.

Taking into account the profit of EUR 267,846,730.64 brought forward from the previous financial year, the profit to be appropriated stands at EUR 288,128,844.48. The General Meeting approved the board's proposal to appropriate this profit as follows :

› transfer to the statutory reserve	EUR	1,014,105.69
› transfer to the unavailable reserve for own shares held as at 31 December 2002	EUR	40,148,271.99
› payment of a gross dividend per share of EUR 1.40 on the 20,861,818 shares*	EUR	29,206,545.20
› remainder to be carried forward, i.e.	EUR	217,759,921.60

* The shares held by Umicore itself as at 9 April 2003, i.e. 1,738,182, not including 110,000 shares to be sold in the short term, are not included in the dividend payout and have been deducted from the 22,600,000 shares representing the capital.

The dividend will be payable from 16 April 2003 onwards.

Giving discharge to the directors and auditor

The general meeting granted full discharge to the members of the board of directors in respect of their mandates in 2002.

The general meeting granted full discharge to the auditor in respect of his auditing assignment in 2002.

Composition of the board of directors and approval of remuneration

The meeting re-appointed Mr Etienne Davignon as director for a period of two years expiring at the end of the 2005 ordinary general meeting.

The meeting re-appointed Mr Arnoud de Pret as director for a period of two years expiring at the end of the 2005 ordinary general meeting.

The meeting re-appointed Mr Jonathan Oppenheimer as director for a period of two years expiring at the end of the 2005 ordinary general meeting.

The meeting re-appointed Mr Jean-Pierre Standaert as director for a period of two years expiring at the end of the 2005 ordinary general meeting.

The meeting re-appointed Mr Robert F.W. van Oordt as director for a period of two years expiring at the end of the 2005 ordinary general meeting.

The meeting re-appointed Mr Thomas Leysen as director for a period of three years expiring at the end of the 2006 ordinary general meeting.

The meeting re-appointed Mr Jean-Luc Dehaene as director for a period of three years expiring at the end of the 2006 ordinary general meeting.

The meeting re-appointed Mr Karel Vinck as director for a period of three years expiring at the end of the 2006 ordinary general meeting.

The meeting re-appointed Mr Klaus Wendel as director for a period of three years expiring at the end of the 2006 ordinary general meeting.

The meeting appointed Mr Etienne Denis as director for a period of three years expiring at the end of the 2006 ordinary general meeting. His mandate will come into effect on 6 May 2003.

Pursuant to Article 10 of the company's articles of association the general meeting decided to set the board's remuneration for the 2003 financial year at EUR 300,000.

CONSOLIDATED INCOME STATEMENT

		(EUR thousand)	
		2002	2001
I. Operating income		**3,149,779**	**3,636,355**
A. Turnover		3,172,140	3,511,173
B. Increase (decrease) in inventories of work in process, finished goods and contracts in progress		(68,750)	79,518
C. Fixed assets - own construction		6,799	4,965
D. Other operating income		39,590	40,699
II. Operating charges		**3,072,132**	**3,515,095**
A. Raw materials and consumables		2,224,864	2,690,623
1. Purchases		2,144,854	2,702,486
2. (Increase) decrease in inventories		80,010	(11,863)
B. Services and other goods		294,144	290,854
C. Remuneration, social security charges and pensions		402,783	397,106
D. Depreciation and amortisation of		120,890	118,976
. formation expenses and intangible and tangible assets		112,407	110,226
. consolidation differences		8,483	8,750
E. Increase (decrease) in write-downs on inventories, contracts in progress and trade receivables		817	4,254
F. Provisions for liabilities and charges: charged (amounts applied/released)		(12,069)	(22,080)
G. Other operating charges		40,703	35,362
III. Operating profit (loss)	[1]	**77,647**	**121,260**
IV. Financial income		**81,193**	**121,716**
A. Income from financial fixed assets		1,970	9,126
B. Income from current assets		2,881	6,342
C. Other financial income		76,342	106,248
V. Financial charges		**97,821**	**139,668**
A. Interest and other debt charges		21,266	27,223
B. Write-downs on current assets		1,644	2,822
C. Other financial charges		74,911	109,623
Net financial income (charge)	[2]	**(16,628)**	**(17,952)**
VI. Current profit (loss)		**61,019**	**103,308**

		(EUR thousand) 2002	2001
VII. Extraordinary income		**7,349**	**78,097**
A. Write-backs on intangible and tangible fixed assets and consolidation differences		-	-
B. Write-backs on financial fixed assets		142	785
C. Write-backs of provisions for extraordinary liabilities and charges		2,665	2,156
D. Gain on disposal of fixed assets		3,190	73,153
E. Other extraordinary income		1,352	2,003
VIII. Extraordinary charges		**26,991**	**48,407**
A. Extraordinary depreciation and amortisation of		2,021	13,182
. intangible and tangible assets		2,021	12,948
. consolidation differences		-	234
B. Write-downs on financial fixed assets		3,357	767
C. Provisions for extraordinary liabilities and charges: amounts charged (amounts applied)		3,481	14,029
D. Loss on disposal of fixed assets		1,396	168
E. Other extraordinary charges		16,736	20,261
Extraordinary profit (loss)	[3]	**(19,642)**	**29,690**
IX. Profit (loss) for the year before taxes		**41,377**	**132,998**
X. Income taxes	[4]	**3,238**	**10,416**
XI. Profit (loss) of consolidated companies		**38,139**	**122,582**
XII. Group share in profit (loss) of companies included by the equity method	[5]	**15,140**	**12,907**
Profit		15,140	12,907
Loss		-	-
XIII. Consolidated profit (loss)		**53,279**	**135,489**
XIV. Minority share in consolidated profit (loss)		**4,887**	**19,478**
XV. Group share in consolidated profit (loss)	[6]	**48,392**	**116,011**

APPROPRIATION ACCOUNT		
Appropriation of Group share		
Transfer from (to) reserves	(19,185)	(85,811)
Remuneration of shareholders[1]	(29,207)	(30,200)
Appropriation of minority share		
Transfer from (to) reserves	(4,887)	(19,478)
Remuneration of minority shareholders	-	-

[1] See comment p. 83

s.a. Umicore n.v.
rue du Marais 31 Broekstraat
B-1000 Bruxelles / Brussel

CONSOLIDATED BALANCE SHEET AFTER APPROPRIATION AT 31 DECEMBER

ASSETS		(EUR thousand)	
		2002	2001
FIXED ASSETS		1,083,536	1,093,254
II. Intangible assets	[7]	**14,810**	**10,467**
III. Consolidation differences	[8]	**102,016**	**93,997**
IV. Tangible assets	[9]	**771,121**	**773,790**
A. Land and buildings		204,331	204,669
B. Plant, machinery and equipment		455,008	390,394
C. Furniture and vehicles		23,795	23,714
D. Leasing and similar rights		12,171	13,146
E. Other tangible assets		1,951	5,271
F. Construction in progress and advance payments		73,865	136,596
V. Financial assets	[10]	**195,589**	**215,000**
Investments included by the equity method		136,288	143,037
Unconsolidated investments		22,548	21,211
Amounts receivable		36,753	50,752
CURRENT ASSETS		1,199,900	1,449,195
VI. Amounts receivable after one year		**1,990**	**1,079**
A. Trade receivables		1,371	-
B. Other amounts receivable		619	1,079
VII. Inventories and contracts in progress	[11]	**663,836**	**827,952**
A. Inventories		621,470	770,570
B. Contracts in progress		42,366	57,382
VIII. Amounts receivable within one year	[12]	**339,990**	**375,391**
A. Trade receivables		265,028	288,693
B. Other amounts receivable		74,962	86,698
IX. Invested cash	[13]	**121,140**	**70,264**
A. Own shares		70,884	30,736
B. Other investments and deposits		50,256	39,528
X. Cash at bank and in hand	[14]	**59,648**	**68,596**
XI. Deferred charges and accrued income	[15]	**13,296**	**105,913**
TOTAL ASSETS		2,283,436	2,542,449

S.A. Umicore n.v.
rue du Marais 31 Broekstraat
B-1000 Bruxelles / Brussel

LIABILITIES AND SHAREHOLDERS' EQUITY		(EUR thousand)	
		2002	2001
TOTAL SHAREHOLDERS' EQUITY		1,092,286	1,141,934
GROUP SHAREHOLDERS' EQUITY	[16]	1,023,026	1,073,646
I. Capital		500,000	500,000
II. Share premiums		11,139	11,139
IV. Reserves		556,579	537,374
V. Consolidation differences		1,036	963
VI. Translation adjustments		(45,709)	24,170
MINORITY INTERESTS			
VIII. Minority interests	[17]	69,260	68,288
PROVISIONS AND DEFERRED TAXES	[18]	258,411	270,673
IX. A. Provisions for liabilities and charges		243,406	252,325
1. Pensions and similar obligations		97,328	111,852
2. Taxes		586	552
3. Major repairs and maintenance		19,188	17,161
4. Other liabilities and charges		126,304	122,760
B. Deferred taxes		15,005	18,348
CREDITORS		932,739	1,129,842
X. Amounts payable after one year	[19]	92,876	153,841
A. Financial debts		87,370	146,106
B. Trade debts		74	74
D. Other amounts payable		5,432	7,661
XI. Amounts payable within one year	[20]	733,718	814,023
A. Current portion of amounts payable after one year		85,746	56,876
B. Financial debts		140,571	197,349
C. Trade debts		233,272	280,709
D. Advances received on contracts		49,675	66,258
E. Taxes, remuneration and social security		92,085	91,678
F. Other amounts payable	[21]	132,369	121,153
XII. Accrued charges and deferred income	[22]	106,145	161,978
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,283,436	2,542,449

s.a. Umicore n.v.
rue du Marais 31 Broekstraat
B-1000 Bruxelles / Brussel

V.A.T.	BE 401.574.852

C 2.

	Codes	Period	Preceding period
		31-12-2002	31-12-2001
1. BALANCE SHEET			
ASSETS			
FIXED ASSETS	20/28	2214433756,99	2103021029,45
I. Formation expenses (note I)	20		
II. Intangible assets (note II)	21	15 187 911,43	12 317 470,92
III. Tangible assets (note III)	22/27	379 777 122,18	363 251 728,56
A. Land and buildings	22	110 966 366,52	103 138 065,27
B. Plant, machinery and equipment	23	205 600 984,91	210 161 305,24
C. Furniture and vehicles	24	13 557 068,08	13 504 271,01
D. Leasing and other similar rights	25		
E. Other tangible assets	26	3 339 914,06	6 692 942,37
F. Assets under construction and advance payments	27	46 312 788,61	29 755 144,67
IV. Financial assets (notes IV and V)	28	1819468723,38	1727451829,97
A. Affiliated enterprises	280/1	1782574369,39	1702801859,89
1. Participating interests	280	1779555429,86	1702801859,89
2. Amounts receivable	281	3 018 939,53	
B. Other enterprises linked by participating interests	282/3	21 401 074,48	20 531 204,48
1. Participating interests	282	8 104 497,90	8 104 497,90
2. Amounts receivable	283	13 296 576,58	12 426 706,58
C. Other financial assets	284/8	15 493 279,51	4 118 765,60
1. Shares	284	1 618 015,89	1 866 521,60
2. Amounts receivable and cash guarantees	285/8	13 875 263,62	2 252 244,00
CURRENT ASSETS	29/58	686 958 685,38	819 446 796,98
V. Amounts receivable after more than one year	29	1 652 690,17	649 199,73
A. Trade debtors	290	1 287 308,11	283 671,86
B. Other amounts receivable	291	365 382,06	365 527,87
VI. Stocks and contracts in progress	3	381 653 835,90	477 538 653,71
A. Stocks	30/36	381 653 835,90	477 538 653,71
1. Raw materials and consumables	30/31	138 677 775,46	187 243 171,82
2. Work in progress	32	97 147 928,46	138 456 894,18
3. Finished goods	33	143 622 234,90	140 420 643,65
4. Goods purchased for resale	34		
5. Immovable property acquired or constructed for resale	35		
6. Advance payments	36	2 205 897,08	11 417 944,06
B. Contracts in progress	37		
VII. Amounts receivable within one year	40/41	195 198 812,19	207 474 728,46
A. Trade debtors	40	175 963 027,58	186 867 185,70
B. Other amounts receivable	41	19 235 784,61	20 607 542,76
VIII. Investments (notes V and VI)	50/53	83 598 680,66	36 995 155,11
A. Own shares	50	70 884 104,26	30 735 832,27
B. Other investments and deposits	51/53	12 714 576,40	6 259 322,84
IX. Cash at bank and in hand	54/58	5 473 438,94	5 198 905,99
X. Deferred charges and accrued income (note VII)	490/1	19 381 227,52	91 590 153,98
TOTAL ASSETS	20/58	2901392442,37	2922467826,43

S.A. Umicore n.v.
rue du Marais 31 Broekstraat
B-1000 Bruxelles / Brussel

V.A.T.	BE 401.574.852	C 3.

LIABILITIES	Codes	Period	Preceding period
		31-12-2002	31-12-2001
CAPITAL AND RESERVES	10/15	985 856 764,49	994 793 740,50
I. Capital (note VIII)	10	500 000 000,00	500 000 000,00
A. Issued capital	100	500.000.000,00	500.000.000,00
B. Uncalled capital (-)	101		
II. Share premium account	11	11 138 699,76	11 138 699,76
III. Revaluation surplus	12	97 823,47	97 823,47
IV. Reserves	13	256 467 029,49	215 304 651,81
A. Legal reserve	130	40.736.995,07	39.722.889,38
B. Reserves not available for distribution	131	70.884.104,26	30.735.832,27
1. In respect of own shares held	1310	70.884.104,26	30.735.832,27
2. Other	1311		
C. Untaxed reserves	132	144.845.930,16	144.845.930,16
D. Reserves available for distribution	133		
V. Profit carried forward	140	217 759 921,60	267 846 730,64
Loss carried forward (-)	141		
VI. Investment grants	15	393 290,17	405 834,82
PROVISIONS AND DEFERRED TAXATION	16	174 948 268,08	185 181 351,63
VII. A. Provisions for liabilities and charges	160/5	174 948 268,08	185 181 351,63
1. Pensions and similar obligations	160	84.306.903,04	94.761.959,04
2. Taxation	161		
3. Major repairs and maintenance	162	12.540.852,92	10.191.084,08
4. Other liabilities and charges (note IX)	163/5	78.100.512,12	80.228.308,51
B. Deferred taxation	168		
CREDITORS	17/49	1740587409,80	1742492734,30
VIII. Amounts payable after more than one year (note X)	17	859 921 893,52	471 711 090,87
A. Financial debts	170/4	859.845.046,52	471.634.243,87
1. Subordinated loans	170		
2. Unsubordinated debentures	171	171.046,53	177.243,88
3. Leasing and other similar obligations	172		
4. Credit institutions	173	54.673.999,99	131.456.999,99
5. Other loans	174	805.000.000,00	340.000.000,00
B. Trade debts	175	74.368,06	74.368,06
1. Suppliers	1750	74.368,06	74.368,06
2. Bills of exchange payable	1751		
C. Advances received on contracts in progress	176		
D. Other amounts payable	178/9	2.478,94	2.478,94
IX. Amounts payable within one year (note X)	42/48	789 627 614,50	1143336108,19
A. Current portion of amounts payable after more than one year	42	111.914.552,84	74.536.480,68
B. Financial debts	43	314.556.402,54	685.627.583,80
1. Credit institutions	430/8	132.810,91	1.809.581,30
2. Other loans	439	314.423.591,63	683.818.002,50
C. Trade debts	44	218.205.225,57	241.914.233,33
1. Suppliers	440/4	218.205.225,57	240.958.830,68
2. Bills of exchange payable	441		955.402,65
D. Advances received on contracts in progress	46	5.137,25	5.228,64
E. Taxes, remuneration and social security	45	51.747.249,87	56.237.081,37
1. Taxes	450/3	9.465.475,38	13.581.386,94
2. Remuneration and social security	454/9	42.281.774,49	42.655.694,43
F. Other amounts payable	47/48	93.199.046,43	85.015.500,37
X. Accrued charges and deferred income (note XI)	492/3	91 037 901,78	127 445 535,24
TOTAL LIABILITIES	10/49	2901392442,37	2922467826,43

s.a. Umicore n.v.
rue du Marais 31 Broekstraat
B-1000 Bruxelles / Brussel

V.A.T.	BE 401.574.852

2. INCOME STATEMENT
(presentation in vertical form)

	Codes	Period	Preceding period
		31-12-2002	31-12-2001
I. Operating income	70/74	2512552015,80	2822368622,56
A. Turnover (note XII, A)	70	2506793659,74	2731318735,33
B. Increase (+); Decrease (-) in stocks of finished goods, work and contracts in progress	71	(38.107.375,10)	42.729.898,25
C. Own construction capitalised	72	5.745.911,90	5.665.780,05
D. Other operating income (note XII, B)	74	38.119.819,26	42.654.208,93
II. Operating charges (-)	60/64	(2447525835,11)	(2696142711,82)
A. Raw materials, consumables and goods for resale	60	1974149971,69	2232879384,98
1. Purchases	600/8	1925958973,47	2247871327,85
2. Increase (-); Decrease (+) in stocks	609	48.190.998,22	(14.991.942,87)
B. Services and other goods	61	154.084.852,33	151.043.551,95
C. Remuneration, social security costs and pensions (note XII, C2)	62	250.957.995,11	257.688.730,61
D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets	630	62.517.764,97	60.965.363,41
E. Increase (+) ; Decrease (-) in amounts written off stocks, contracts in progress and trade debtors (note XII, D)	631/4	486.357,10	750.574,40
F. Increase (+); Decrease (-) in provisions for liabilities and charges (notes XII, C3 and E)	635/7	(10.604.899,26)	(21.768.051,69)
G. Other operating charges (note XII, F)	640/8	15.933.793,17	14.583.158,16
H. Operating charges capitalised as reorganization costs (-)	649		
III. Operating profit (+)	70/64	65 026 180,69	126 225 910,74
Operating loss (-)	64/70		
IV. Financial income	75	124 924 512,28	119 236 957,26
A. Income from financial fixed assets	750	43.282.761,97	37.029.366,91
B. Income from current assets	751	1.105.779,27	937.468,33
C. Other financial income (note XIII, A)	752/9	80.535.971,04	81.270.122,02
V. Financial charges (-)	65	(146 294 923,80)	(131 512 657,27)
A. Interest and other debt charges (notes XIII, B and C)	650	54.722.642,64	46.907.698,83
B. Increase (+); Decrease (-) in amounts written off current assets other than mentioned under II.E. (note XIII, D)	651	1.112.890,33	501.331,52
C. Other financial charges (note XIII, E)	652/9	90.459.390,83	84.103.626,92
VI. Profit on ordinary activities before taxes (+)	70/65	43 655 769,17	113 950 210,73
Loss on ordinary activities before taxes (-)	65/70		

s.a Umicore n.v.
rue du Marais 31 Broekstraat
1000 Bruxelles / Brussel

V.A.T.	BE 401.574.852		C 5.

2. INCOME STATEMENT *(continued)*

(presentation in vertical form)

	Codes	Period	Preceding period
		31-12-2002	31-12-2001
VI. Profit on ordinary activities before taxes..... (+)	(70/65)	43 655 769,17	113 950 210,73
Loss on ordinary activities before taxes..... (-)	(65/70)		
VII. Exceptionnel income	76	5 554 377,57	77 382 605,79
A. Adjustments to depreciation of and to other amounts written off intangible and tangible fixed assets	760		
B. Adjustments to amounts written off financial fixed assets	761	2 789 709,35	73 344 984,61
C. Adjustments to provisions for extraordinary liabilities and charges	762	2 016 240,11	1 594 355,71
D. Gain on disposal of fixed assets	763	139 351,32	1 565 183,26
E. Other exceptionnel income (note XIV, A)	764/9	609 076,79	878 082,21
VIII. Extraordinary charges ..... (-)	66	(30 850 892,31)	(39 905 590,01)
A. Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets	660	17 920,26	7 795 380,60
B. Amounts written off financial fixed assets	661	19 056 373,80	1 171 085,93
C. Provisions for extraordinary liabilities and charges (increase +, decrease -)	662	1 319 261,66	17 357 482,96
D. Loss on disposal of fixed assets	663		228 106,31
E. Other extraordinary charges (note XIV, B)	664/8	10 457 336,59	13 353 534,21
F. Extraordinary charges capitalised as reorganization costs ..... (-)	669		
IX. Profits for the period before taxes ..... (+)	70/66	18 359 254,43	151 427 226,51
Loss for the period before taxes ..... (-)	66/70		
IXbis. A. Transfer from deferred taxation ..... (+)	780		
B. Transfer to deferred taxation..... (-)	680		
X. Income taxes ..... (-) (+)	67/77	1 922 859,41	(5 658 024,09)
A. Income taxes (note XV) ..... (-)	670/3	(731 687,05)	(5 667 379,00)
B. Adjustment of income taxes and write-back of tax provisions	77	2 654 546,46	9 354,91
Profit for the period ..... (+)	70/67	20 282 113,84	145 769 202,42
Loss for the period ..... (-)	67/70		
XII. Transfer from untaxed reserve ..... (+)	789		
Transfer to untaxed reserve ..... (-)	689		
XIII. Profit for the period available for appropriation (+)	(70/68)	20 282 113,84	145 769 202,42
Loss for the period available for appropriation (-)	(68/70)		

S.a. Umicore n.v.
rue du Marais 31 Broekstraat
B-1000 Bruxelles / Brussel

V.A.T.	BE 401.574.852

C 6.

APPROPRIATION ACCOUNT

	Codes	Period 31-12-2002	Preceding period 31-12-2001
A. Profit to be appropriated	70/69	288.128.844,48	389.265.545,40
Loss to be appropriated (-)	69/70		
1. Profit for the period available for appropriation	70/68	20.282.113,84	145.769.202,42
Loss for the period available for appropriation (-)	68/70		
2. Profit brought forward	790	267.846.730,64	243.496.342,98
Loss brought forward (-)	690		
B. Transfers from capital and reserves	791/2		
1. from capital and share premium account	791		
2. from reserves	792		
C. Transfers to capital and reserves (-)	691/2	(41.162.377,68)	(91.218.693,76)
1. to capital and share premium account	691		
2. to legal reserve	6920	1.014.105,69	7.288.460,12
3. to other reserves	6921	40.148.271,99	83.930.233,64
D. Result to be carried forward			
1. Profit to be carried forward (-)	693	(217.759.921,60)	(267.846.730,64)
2. Loss to be carried forward	793		
E. Shareholders' contribution in respect of losses	794		
F. Distribution of profit (-)	694/6	(29.206.545,20)	(30.200.121,00)
1. Dividends	694	29.206.545,20	30.200.121,00
2. Directors' emoluments	695		
3. Other allocations	696		

3. NOTES

	Codes	Amounts
I. STATEMENT OF FORMATION EXPENSES (heading 20 of assets)		
Net book value at the end of the preceding period	8001	
Movements during the period :		
. New expenses incurred	8002	
. Depreciation (-)	8003	
. Other (+)(-)	8004	
Net book value at the end of the period	8005	
Detailing : - Expenses of formation or capital increase, loan issue expenses and other formation expenses	200/2	
- Reorganization costs	204	



RESOLUTIONS ADOPTED BY THE EXTRAORDINARY GENERAL MEETING OF 9 APRIL 2003

FIRST RESOLUTION - USE OF AUTHORIZED CAPITAL IN THE EVENT OF A TAKEOVER BID

The meeting decides to extend for an additional period of three years the authorization which the board of directors was given by the extraordinary general meeting of shareholders held on 10 May 2000 to increase the share capital in the cases, in accordance with the provisions, and within the limits specified in article 607 of the Companies Code.

The meeting decides to substitute accordingly the following text for the last paragraph of article 6 of the articles of association :

"The board of directors is expressly authorized to make use of the authorized capital according to the provisions set out in article 607 of the Companies Code, for a period of three years commencing at the extraordinary general meeting of Shareholders held on 9 April 2003."

SECOND RESOLUTION - DECLARATION OF SIGNIFICANT SHAREHOLDINGS

The meeting decides to maintain the statutory threshold of 3 per cent for initial acquisitions of shares and to retain the legal thresholds of 5 per cent and any multiple of five per cent for any additional acquisitions or disposals of shares.

Accordingly, the meeting decides to replace the second and last paragraphs of article 8 of the articles of association respectively by the following texts :

"(...)
All such additional acquisitions and disposals of shares, which take place under the same conditions as those set out in the previous paragraph, must also be notified to the board of directors of the company and to the Belgian Banking and Finance Commission whenever, as the result of such an operation, the voting rights accruing to the shares rise above or fall below the first threshold of three per cent, or any following threshold of five per cent or any multiple of five per cent, respectively, in terms of the total number of voting rights existing at the time the operation giving rise to the declaration was effected.
(...)
Subject to the provisions set out above, this article will be governed by the terms and conditions of the law of 2 March 1989 concerning the publication of significant shareholdings in companies listed on the Stock Exchange and regulating public bids and the respective implementing royal decree of 10 May 1989, together with articles 514 to 516, 534 and 545 of the Companies Code, the first legal threshold of five percent being replaced by a threshold of three per cent and the legal thresholds of five percent and any multiple of five per cent being maintained with respect to all additional acquisitions or disposals of shares."



THIRD RESOLUTION - ACQUISITION AND DISPOSAL OF OWN SHARES IN THE EVENT OF SERIOUS, IMMINENT PREJUDICE

The meeting decides to extend, for an additional period of three years starting from the date of publication in the Riders to the Belgian Official Gazette, the authorization which the company was given by the extraordinary general meeting of shareholders held on 10 May 2000, the said authorization expiring on 6 June 2003, to acquire in accordance with article 620, paragraph 1, indents 3 and 4 of the Companies Code, and to dispose, in accordance with article 622, paragraph 2, indent 2, 2° of the said code, of its own shares for the purpose of protecting the company against serious, imminent prejudice.

The meeting similarly decides to renew the said authorization granted to the subsidiaries.

The meeting decides to replace accordingly the first paragraph of article 9 of the articles of association by the following text :

"Article 9. - Acquisition and disposal of own shares.
- In the event of serious, imminent prejudice
The company is expressly authorized, for a period of three (3) years starting from the date of publication in the Belgian Official Gazette of the decision taken by the extraordinary general meeting held on 9 April 2003, to acquire, in accordance with article 620, paragraph 1, indents 3 and 4 of the Companies Code, and to dispose, in accordance with article 622, paragraph 2, indent 2, 2° of the said code, of its own shares for the purpose of protecting the company from serious, imminent prejudice.
These authorizations apply, according to the same conditions, to the acquisition and disposal of the company's shares by those of its subsidiaries referred to in article 627 of the Companies Code."

FOURTH RESOLUTION - DIRECTORS LEGAL ENTITIES

The meeting decides to replace the second paragraph of article 11 of the articles of association by the following text :

"In case a legal entity is appointed a director it shall designate among its shareholders, managers, directors or employees a permanent representative, who shall be entrusted with the director's mandate in the name and on behalf of the legal entity, in accordance with article 61, paragraph 2 of the Companies Code.
Any director who is unable to attend may appoint another director to represent him at a meeting of the board of directors and to vote there on his behalf. Proof of this mandate shall be established, at the start of the meeting, by producing the original of the proxy duly signed by the director unable to attend, or a facsimile of the said original, in which case the original must be supplied without delay. The proxies shall be attached to the minutes of the meeting. A director may not represent more than one of his colleagues."

FIFTH RESOLUTION - ADMINISTRATION AND DAY-TO-DAY MANAGEMENT

The meeting decides to provide in article 12 of the articles of association that the audit committee will be in charge of a permanent control of the tasks completed by the company's auditor.


umicore

Accordingly, the meeting decides to add the following sentence to the second paragraph of article 12 :

"In particular, the audit committee set up by the board of directors will be in charge of a permanent control of the tasks completed by the company's auditor."

The meeting decides to delete the fourth paragraph of article 12 of the articles of association.

SIXTH RESOLUTION - DIRECTIECOMITÉ/COMITÉ DE DIRECTION

The meeting decides to insert a new article 13 in the articles of association, reading as follows :

"Article 13. - Directiecomité/comité de direction.
The board of directors is authorized to appoint a "directiecomité/comité de direction" in accordance with article 524bis of the Companies Code. Such "directiecomité/comité de direction" shall be composed of directors and/or non-directors.
Without prejudice to the rules provided for by article 12 regarding daily management, the board of directors is entitled to transfer all or part of its management powers to such "directiecomité/comité de direction" with the exception of 1) the general strategy of the company, 2) the powers which are exclusively conferred to the board of directors by law or by the company's articles of association, 3) the supervision of the "directiecomité/comité de direction" and 4) any decisions or operations to which article 524ter of the Companies Code is applicable, in which case the procedure provided for by article 524ter, paragraph 2 shall be followed.
In case a "directiecomité/comité de direction" is appointed, the board of directors will fix all conditions of the appointment of its members, their dismissal, their remuneration, if any, and their term of office. The board of directors will also fix the rules of internal organisation and functioning of the "directiecomité/comité de direction" and its reporting duties vis-à-vis the board of directors."

Accordingly, the meeting decides to renumber the articles of association.

SEVENTH RESOLUTION - REPRESENTATION OF THE COMPANY

The meeting decides to replace article 14 (old article 13) of the articles of association by the following text :

"Article 14. - Representation.
The company shall be validly represented before court and in all legal acts, including those in which a civil servant or a ministerial officer intervenes :
- *either by the board of directors;*
- *or by two directors acting jointly;*
- *or, within the limits of day-to-day management, by any person or persons to whom said* management has been delegated, acting individually or jointly;
- *or, in case a "directiecomité/comité de direction" is appointed, by one director and one member of the "directiecomité/comité de direction" signing jointly or, within the powers granted to such "directiecomité/comité de direction", by two members of it acting jointly.*



In addition, the company shall be validly represented, within the limits of their mandates, either by special representatives appointed by the board of directors, by two directors or, within the limits of day-to-day management, by any person to whom such management powers have been delegated, or, in case a "directiecomité/comité de direction" is appointed, by any special representative appointed by the "directiecomité/comité de direction"."

EIGHTH RESOLUTION - ORDINARY GENERAL MEETINGS OF SHAREHOLDERS

- The meeting decides to replace the terms "annual" general meeting of shareholders in the articles of association by the terms "ordinary" general meeting of shareholders.

- The meeting decides to fix the hour of the ordinary general meeting of shareholders at 5.00 p.m. instead of 3.00 p.m. effective as of the ordinary general meeting of shareholders approving the 2003 annual accounts, and, accordingly, change the first paragraph of article 16 (old article 15) by the following text :

  "A general meeting of shareholders, known as the "ordinary" general meeting, will be held each year on the second Wednesday in April at 5.00 p.m. at the company's registered office or at any other location in Belgium specified in the notice convening the meeting."

NINTH RESOLUTIOIN - TERMINOLOGY

The meeting decides to replace any reference in the articles of association to the Co-ordinated Laws on Commercial Companies by a reference to the Companies Code.

TENTH RESOLUTION - ACQUISITION OF OWN SHARES

The meeting decides to authorize the company to acquire on the stock market, until the 2004 ordinary general meeting, a number of the company's own shares corresponding to a maximum of 10 % of the subscribed capital, at a unit price comprised between a minimum equal to the lowest closing stock market price for the last twenty trading sessions preceding the date of acquisition less ten per cent (10 %) and a maximum price per share of EUR 90.00.

This proposal also covers the authorization given to the company's subsidiaries to acquire on the stock market, or in any whatsoever way, shares in the company in accordance with the conditions of the authorisation granted to the company.

ELEVENTH RESOLUTION - POWER OF ATTORNEY

The meeting decides to authorise Mister Damien Hisette, notary public, with offices at 1000 Brussels, rue de l'Association 30, with the power of sub-delegation, to co-ordinate the articles of association according to the decisions taken by the extraordinary general meeting of shareholders, to update the company's registration with the Trade Register of Brussels according to the decisions taken by the extraordinary general meeting of shareholders and to make all publications necessary in respect of such decisions.